Form 20-F
period 2001-02-28
AYOTTE MUSIC INC
filed 2001-07-17
CIK 1114727

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(Mark One)
____ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934.
                                       OR
  X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934, FOR THE FISCAL YEAR ENDED FEBRUARY 29, 2001.
                                       OR
____ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

COMMISSION FILE NUMBER  000-30683

                               AYOTTE MUSIC, INC.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

          Canada (Federal), under the Canada Business Corporations Act
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

          2060 Pine Street, Vancouver, British Columbia, Canada V6J 4P8
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

    Title of each class            Name of each exchange on which registered
---------------------------     ------------------------------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                (Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 13,079,000 SHARES OF COMMON STOCK.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. X YES ___ No. Indicate which financial statement item the registrant elects to follow: X ITEM 17 ___ Item 18

                                AYOTTE MUSIC INC.

                                TABLE OF CONTENTS

                                                                        Page No.
                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisors.................3

Item 2.  Offer Statistics and Expected Timetable...............................3

Item 3.  Key Information.......................................................3

Item 4.  Information on the Company............................................5

Item 5.  Operating and Financial Review and Prospects.........................13

Item 6.  Directors, Senior Management and Employees...........................18

Item 7.  Major Shareholders and Related Party Transactions....................20

Item 8.  Financial Information................................................21

Item 9.  The Offer and Listing ...............................................21

Item 10. Additional Information. .............................................22

Item 11.  Quantitative and Qualitative Disclosures About Market Risk .........28

Item 12.  Description of Securities Other Than Equity Securities .............28

                                     PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies ....................28

Item 14.  Material Modifications to the Rights of
          Security Holders and Use of Proceeds................................28

Items 15 and 16 [Reserved by SEC].............................................28

                                    PART III

Item 17.  Financial Statements................................................29

Item 18.  Financial Statements................................................29

Item 19.  Exhibits............................................................29

Signatures....................................................................30

                                     PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS. Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE.  Not applicable.

ITEM 3.   KEY INFORMATION.

         A.       SELECTED FINANCIAL DATA.

         The table below provides selected financial information about us covering the past five financial years. This information, and all other financial information in this report, is stated in Canadian dollars unless otherwise noted. For information about the three fiscal years ended February 28, 2001 please see the financial statements and auditor's report. This report does not contain financial statements for the two fiscal years ended February 28, 1998.

         Note that the financial information is presented on the basis of generally accepted accounting principles in Canada. There are no material differences from applying these principles compared to applying United States generally accepted accounting principles. Please see the auditor's report.

                                FIVE YEAR SUMMARY


                                                                   Fiscal Years Ended Feb. 28,
                                              ----------------------------------------------------------------------
OPERATING AND BALANCE SHEET DATA                 2001          2000           1999          1998         1997
                                                 ----          ----           ----          ----         ----
Sales, net of excise duties and taxes         $  1,518,011   $  2,019,985  $  2,633,421  $  2,011,739  $  1,796,549
Net earnings (loss)                                 17,395       (288,256)     (270,347)     (220,765)     (397,941)
Earnings (loss) per common share  basic)*           -0-             (0.03)        (0.02)        (0.05)        (0.25)
Capital lease obligations                           -0-            -0-           14,566        44,742        36,846
Total assets                                     1,519,664      1,037,233     1,525,765     1,181,195     1,175,206
Total long-term debt                                -0-            -0-           -0-           -0-           -0-
Dividends per common share                          -0-            -0-           -0-           -0-           -0-
Dividends per preferred share                       -0-            -0-           -0-           -0-           -0-

         *See Note 8 to the Financial Statements for information on calculation of this data. Fully diluted data is not presented above, as the effect of including the potential shares is insignificant.

         B.       CAPITALIZATION AND INDEBTEDNESS.  Not applicable.

         C.       REASONS FOR THE OFFER AND USE OF PROCEEDS.  Not applicable.

         D.       RISK FACTORS AND FORWARD LOOKING STATEMENTS.

         There are significant risks associated with buying our shares. You should carefully consider the risks of investing as you evaluate our business by reading all of the information in this document.

         In this document, we are showing you a picture which is part historical (events which have happened) and part predictive (events which we believe will happen). Except for the historical information, all of the information in this document make up "forward looking" statements. Specifically, all statements (other than statements of historical fact) regarding our financial position, business strategy and plans and objectives are forward-looking statements. These forward-looking statements are based on the beliefs of management, as well as assumptions made by and information currently available to management. These statements involve known and unknown risks, including the risks resulting from economic and market conditions, accurately forecasting operating and capital expenditures and capital needs, successful anticipation of competition which may not yet be fully developed, and other business conditions. Our use of the words "anticipate," "believe," "estimate," "expect," "may," "will," "continue" and "intend" and similar words or phrases, are intended to identify forward-looking statements (also known as "cautionary statements"). These statements reflect our current views with respect to future events. They are subject to the realization in fact of assumptions, but what we now think will happen may be turn out to be inaccurate or incomplete. We cannot assure you that our expectations will prove to be correct. Actual operating results and financial performance may prove to be very different from what we now predict or anticipate. The "risk factors" below specifically address some of the factors that may influence future operating results and financial performance.

         RISK FACTORS

         YOU COULD LOSE ALL OR A PORTION OF YOUR INVESTMENT IF WE CONTINUE TO SUFFER RECURRING LOSSES. Except for 2001 when we earned a small profit of $17,395, we have lost money. At February 28, 2001, the total retained deficit was $1,635,976, compared to $1,653,371 at February 29, 2000. See Item 5,
Operating and Financial Review and Prospects. Operating losses may recur in fiscal 2002 and continue, depending on our success in growing the internet sales side of our business, which we began to implement toward the end of fiscal 2000.

         IF WE ARE UNABLE TO CONTINUE AS A GOING CONCERN, YOU COULD LOSE ALL OR A PORTION OF YOUR INVESTMENT, AS OUR BUSINESS MODEL WITH THE INTERNET IS NOT YET PROVEN AND COULD FALTER. At February 28, 2001 we had working capital of $1,190,940. To preserve this level, we will have to keep generating profits going forward. If we encounter a sales slowdown and need to spend money for internet marketing, we would run the risk of depleting cash reserves without increasing operating revenues to restore the working capital. Working capital now on hand and expected revenues from sales are expected to fund ongoing operations through at least calendar 2002. But, if we greatly expand advertising and especially if we acquire new businesses or add on new people, without generating more business which is profitable, we could need more capital financing. There is a risk, therefore, that we could run out of money while growing our business and we may not be able to raise the money we would need to stay in business.

         IF WE HAVE TO RAISE DEBT FINANCING OR SELL SECURITIES IN THE FUTURE, YOUR RIGHTS AND THE VALUE OF YOUR INVESTMENT IN THE COMMON STOCK COULD BE REDUCED. If we issue debt securities, the lenders would have a claim to our assets that would be superior to the stockholder rights. Interest on the debt would increase costs and negatively impact operating results. If we issue more common stock or any preferred stock, your percentage ownership will decrease and your stock may experience additional dilution, and the holders of preferred stock (called preference securities in Canada) may have rights, preferences and privileges which are superior to (more favorable) the rights of holders of the common stock.

         IF WE LOST THE SERVICES OF ANY OF OUR EXECUTIVES, OUR OPERATIONS COULD BE MATERIALLY AFFECTED AND THE VALUE OF YOUR INVESTMENT COULD BE REDUCED. We continue to depend upon the services of our principal officers. Our business would suffer if the services of Louis Eisman (Chairman and Interim President) or Don Mazankowski (General Manager) were not available to us. We don't have key person life insurance on these people and it would be difficult to find replacement personnel. We don't have written employment agreements with these people, but even if we did, such agreements would not prevent them from leaving.

         OUR OPERATIONS WOULD BE MATERIALLY AFFECTED, AND THE VALUE OF YOUR INVESTMENT REDUCED OR ELIMINATED, IF WE ARE UNABLE TO SUCCESSFULLY COMPETE WITH LARGER COMPANIES. Our principal competitors include Yamaha and Pearl Corporation, both of Japan. There are approximately 25 more companies in the industry who sell into North America and Europe, and the market is very competitive. Many of these companies have significant customer relationships and vastly larger financial, marketing, customer support, technical and other resources than we do. Therefore, they may be able to respond more quickly to changes in customer requirements or be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies, and make more attractive offers to potential customers and employees. They also may be able to devote greater resources to new products and services than we can. Even though we believe we have a superior product, that advantage could be outweighed by marketing, pricing, or the other factors where our competitors are stronger.

         IF THE MARKET FOR OUR COMMON STOCK IS ILLIQUID IN THE FUTURE, YOU COULD ENCOUNTER DIFFICULTY IF YOU TRY TO SELL YOUR STOCK. Our common stock is currently trading on the CDNX but an active trading market may not be sustained. If there is no active trading market for our common stock, you may not be able to resell your shares at any price, if at all. It is possible that the trading market for the common stock in the future will be "thin" or "illiquid," which could result in increased volatility in trading prices. These future prices cannot be predicted, and will be determined by the market. The prices may be influenced by investors' perceptions of us and general economic conditions. Until our financial performance indicates substantial success in executing our business model, it is unlikely that significant coverage by stock market analysts will be extended to us. Without such coverage, institutional investors are not likely to buy our stock. Until such time, if ever, as such coverage by analysts and wider market interest develops, the market may have a limited capacity to absorb significant amounts of trading volumes. You should read the next risk factor in connection with this discussion. Presently our stock is not listed for trading in the United States.

         YOUR LEGAL RECOURSE AS A UNITED STATES INVESTOR COULD BE LIMITED. Our company is incorporated under the laws of the federal jurisdiction of Canada and a substantial portion of our assets are located in Canada. Our directors and officers and certain of the experts named in this prospectus are residents of Canada, and all or a substantial portion of their assets are located outside the United States. As a result, if any of our shareholders were to bring a lawsuit against our officers, directors or experts in the United States it may be difficult for them to effect service of legal process in the united States on those people who are not residents of the United States based upon civil liability under the Securities Act of 1933 or the Securities Exchange Act of 1934. In addition, we have been advised that a judgment of a United States court based solely upon civil liability under these laws would probably be enforceable in Canada if the U.S. court in which the judgment were obtained had a basis for jurisdiction in the matter. We also have been advised that there is substantial doubt whether an action could be brought successfully in Canada in the first instance on the basis of liability predicated solely upon the United States' laws.

ITEM 4.   INFORMATION ON THE COMPANY.

         A.       HISTORY AND DEVELOPMENT OF THE COMPANY.

         We make and sell music drums and drum-related accessories and products under the commercial name "Ayotte." Most of our products are used by professional and semi-professional musicians in rock-n-roll and jazz venues. We believe our "WoodHoop" drums are a superior high-end product. They are hand-crafted from maple and artistically finished, and incorporate significant unique performance features.

         1, 2. Our legal name is "Ayotte Music, Inc." Our corporate charter has an indefinite term of existence. Our registered office in Canada is located at 1199 West Hastings Street, suite 600, Vancouver, B.C. V6J 4P8 (Roderick W. Kirkham, attorney). Our manufacturing and office facility is located at 2060 Pine Street, Vancouver, BC, Canada V6J 4P8. We do not have an agent in the United States.

         3, 4. Ayotte was founded by Ray Ayotte, who began his career in the music and percussion business in 1966. He began selling, teaching and repairing drums in 1972, and manufactured drums and other related percussion and musical products starting in 1982. Originally, the business was incorporated under the laws of British Columbia on November 28, 1974 under the name "Ray Ayotte's Drums Only! Inc." The name was changed on February 11, 1993 to "Ayotte Drums Only Inc." (then in 1997 changed again to our current name, see below). Mr. Ayotte left the company in 1999.

         In November 1994, a group of investors led by Louis Eisman, Bruce Allen and Sam Feldman invested approximately $350,000 in Ayotte to assist in expanding its production facilities and implementing a world-wide marketing program.

         In July 1995, Ayotte raised $1,560,000 through Ayotte Music (VCC) Ltd. (the "VCC"), a company formed under the British Columbia Small Business Venture Capital program. The funds invested by the VCC were used to expand our factory and hire new employees including a controller, a general manager, and several factory employees. Factory capacity was improved and new equipment was purchased. The product line was expanded to include drumsticks, and our dealer network was expanded from an initial 11 to more than 200 dealers, approximately 50% of whom were in the United States.

         On December 10, 1997 all the shareholders of Ayotte Drums Only Inc. tendered their shares under a share exchange bid made by ISI Ventures Inc., an Alberta Stock Exchange Listed Junior Capital Pool Company ("ISI"), in exchange for which ISI issued the shares of ISI to then former Ayotte Drums Only Inc. shareholders representing a controlling interest in ISI. Also in connection with this reverse takeover transaction, a $640,000 cash financing (net of offering costs and commissions, see below) was effected, for which ISI (renamed Ayotte Music Inc.) issued 2,000,000 shares of common stock, plus warrants (since expired, none exercised). ISI then was listed on the Alberta Stock Exchange (now the Canadian Venture Exchange or CDNX) under the trading symbol "AYO."

         The $640,000 raised in connection with the reverse takeover transaction was provided through Acumen Capital Finance Partners Ltd., Suite 200 - 513 - 8 Avenue S.W., Calgary, Alberta, Canada, T2P 1G3 (Alfred Sailor, associated with Acumen, was instrumental in the capital raising). Acumen acted as ISI's agent for the $640,000 financing, raising the money from a number of investors. The money was provided to Ayotte Drums Only Inc. The consideration received by Acumen was a cash commission equal to 10 percent of the gross proceeds raised, plus 75,000 shares of Ayotte, plus an option to acquire warrants and options (since expired without exercise). We don't know how much Mr. Sailor received from Acumen.

         In the reverse takeover transaction, Ayotte Drums Only Inc. became a wholly owned subsidiary of ISI. On February 27, 1998, Ayotte Drums Only Inc. continued as a corporation subject to Alberta law and amalgamated (combined into one entity) under the Alberta Business Corporations Act as Ayotte Music Inc., which is our present name.

         In late 1999, our shareholders approved (at the annual meeting in Calgary, Alberta) and we implemented in 2000 the continuation (change of legal domicile) of our company to the Canadian federal jurisdiction. Therefore, we now are governed in corporate matters by the Canada Business Corporations Act.

         In late fiscal 2000 and early fiscal 2001 we completed a private financing for approximately $500,000 by selling shares of common stock and warrants.

         5, 6. Since March 1, 1998 we have invested approximately $26,500 in principal capital expen- ditures for manufacturing and office equipment. In that period, we have not divested any substantial amounts of such equipment.
Presently we have no plans to buy or divest significant amounts of such equipment.

         7. There have bee no public or private takeover offers or efforts by third parties in respect of our shares, or by us in respect of other companies' shares, in fiscal 2000 or 2001.

         B.       BUSINESS OVERVIEW.

         The performance features that make our drums unique are:

                  WoodHoops - one of only a very few manufacturers to use woodhoops to secure the drumheads to the drumshell. The woodhoops improve the sonic quality of the sound by adding warmth and depth.

                  Tunelock Tension System - Drumhead tuning/tension system that incorporates design features unique to Ayotte. The system keeps the drum tuning rods from backing off due to the vibrations caused by playing, thus keeping the drum in tune.

                  Multi-Ply Snare Drums - Snare drum shell thickness that ranges from 6 ply (1/5 inch thick) to 50 ply (1-2/3 inch thick) with a wide variety in between offering various sound and response characteristics.

                  Rack & Pinion Snare Throw-Off - Snare throw-off is a mechanism used to apply and release the wire snares to the bottom head of the snare drum. Ayotte's Rack & Pinion snare release allows for infinite positioning of the snare tension by simply moving the handle providing quick and easy adjustment.

                  Finishes - Polyester lacquer finishes available in any color. Drums are lacquer finished on the inside of each drum. The inside finish adds resonance to the sound.

                   Hardware - Hardware  components used to suspend the drums and secure them to stands are of Ayotte's design and built with innovative features that allow for quick head changes and unlimited positioning (the hardware includes Suspension Bridge, Tom Bracket, Strong Arm Clamp, Turret Tom Mount).

         We have succeeded in establishing a small but loyal market share for Ayotte Custom Drums, and a growing number of well known percussionists voluntarily endorse our products. "Voluntary endorse" means that the drummer (artist) has approached the Ayotte with a desire to play our drums for reasons other than financial considerations. We don't pay artists to play their drums. There are two levels of endorsers:

         The "A-Level" endorser receives free drums, has access to rental drums located in many of the major music centers in North America, is featured in some advertising, and is listed on Ayotte's website.

         The "B-Level" endorser receives an additional discount off the purchase price of the drumkit, and has access to rental drums located in many of the major music centers in North America. The financial impact of these benefits on our company is minor (we only have a few endorsements but they are from very popular musicians).

         To supplement our traditional products distribution through music instrument dealers, on November 26, 1999 we commenced a new internet based "e-commerce initiative" by selling products directly to consumers at significant discounts. To the best of our knowledge, we are one of the first well-known musical instrument manufacturers to operate in this manner.

         On March 6, 2000 we signed an agreement with Market Strategies, (USA), Endicott, New York, by which Market Strategies provided marketing, promotional and investor relation services for us, and also assisting us in identifying and reviewing possible acquisitions, joint ventures or partnership opportunities. Our agreement ran through January 21, 2001 subject to the right of either party to cancel on 30 days notice. We were to pay Market Strategies by issuing shares of restricted common stock to it. However, we canceled this agreement and as a consequence did not issue any such shares. We don't now have any agreements of any kind for any acquisition or other significant business combination transaction, and our current business model is based on our internet strategy without assumptions of needing to acquire or combine another business with ours.

         Our fiscal year runs from March 1 through February 28. Our financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). In some respects financial statements prepared under Canadian GAAP may differ materially from financial statements prepared under United States Generally Accepted Accounting Principles ("US GAAP"). As of February 29, 2001 there were no material differences in result between the two GAAP presentations. Please see the notes to the financial statements.

         The Government of Canada permits a floating exchange rate to determine the value of the Canadian dollar against the United States dollar. We anticipate that a significant portion of sales will continue to be conducted outside Canada, principally in the United States, and also that we will continue to import materials from other jurisdictions, especially the United States and Taiwan. If currency rates fluctuate substantially, our cash flows from operations could be impacted negatively or positively, depending on direction.

         This table shows the exchange rate for the Canadian Dollar for the five fiscal years ended February 28, 2001. The rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Shown are the average number of Canadian dollars required under the rate formula to buy one United States dollar during the period (using only the exchange rates on the last day of each month).

                 PERIOD                                  RATE IN US$
                 ------                                  -----------
         Year ended 2/28/97                                1.3370
         Year ended 2/27/98                                1.4236
         Year ended 2/26/99                                1.5090
         Year ended 2/29/00                                1.4538
         Year ended 2/28/01                                1.5105

         At June 25, 2001, US$1.00 equaled Cdn.$1.5183.

         PRODUCTS

         We make custom "WoodHoop" and "SteelHoop" drums using high quality maple, which is widely recognized as the most desirable wood for drums. All drums can be ordered in custom dimensions, colors and finishes. The WoodHoop drums are unique in the market and produce a product with superior performance characteristics. Ayotte drums utilize the patented TuneLock Tension System, incorporating a drum clamp bracket, which is characterized by its ability to maintain the tuning of a drum over a long period of time and through vigorous playing. It also reduces the tuning time required after a drumhead has been changed. We believe that the Wood Hoop, in addition to being aesthetically pleasing, allows a wider range of sound and superior tonal qualities than our competitors' products. Our products are at the top end of the market in terms of price.

         Ayotte's first or premier drum line is the Ayotte Custom Drums which are offered at almost any size, color and with a choice of hoop type (metal, wood) and are hand made to order.

         The second drum line is the "ProMaple" line which is available in select sizes and colors. These drums are manufactured in advance and are available "in stock."

         For comparison purposes, the following shows the pricing in US dollars for a standard 5 piece drum kit in ProMaple, Ayotte Custom SteelHoop and Ayotte Custom WoodHoop.

         Ayotte ProMaple                             US$1,600
         Ayotte Custom SteelHoop                     US$2,600
         Ayotte Custom WoodHoop                      US$3,300

         A customer can order more or less pieces and still have it constitute a drumkit.

         The Ayotte Custom Drum Series is manufactured to order based on the customers specific requirements. The principal raw components of each drum, including unfinished wood shells in a range of sizes which are outsourced from external suppliers, are processed and assembled at our Vancouver plant to fill each product order. Every wood shell is custom finished through labor-intensive steps to achieve an extremely high degree of finish and color uniformity. Although we stock a few oft-ordered sizes and colors to have on hand, we also make different customized colors and finishes as requested by customers, and keep an exact history of how we make each color so we can make another batch if needed for replacement or other purposes. We believe that much of our favorable reputation is due to this amount of personal attention.

         Tay-e Corporation, Taipei, Taiwan, is the sole source manufacturer for the chrome hardware we use on our drums. This hardware is an integral part of our product line; it would be difficult to find a replacement manufacturer if we lost the services of Tay-e Corporation. There is no written contract with Tay-e. The maplewood drums are made to our specifications by an external supplier in the northeast United States. Other companies from the same region can supply the same quality stock at comparable prices. All other drum parts are available from numerous manufacturers in North America.

         SERVICES

         Our products are sold with lifetime warranty against defects in manufacture or materials. To date we have spent an immaterial amount to honor our warranty and therefor have not established a warranty reserve on the books.

         MARKETS FOR AND METHODS OF DISTRIBUTION OF PRODUCTS

         DISTRIBUTION - DEALERS. From the early 1990s until November, 1999 we distributed our products exclusively through musical instrument dealers and we relied completely on their sales of our products. Just prior to starting our internet web site selling effort in November 1999 we had increased the number of outlets to more than 350 third-party dealer locations worldwide. About 85% of the dealers were in the United States; the rest mostly were in Canada and Europe. The majority of the outlets are small business operations which cater to local musicians. We don't have written or oral contracts with dealers for any period of time. Orders through United States dealers must be paid in full before shipment date (Canadian dealers have 30 days after shipment to pay in full). No down payments are required on any dealer orders. We request but don't require new dealers to "buy in" a limited amount of our products for the show room floor.

         Sales throughout fiscal 1999, 2000 and 2001 have been about 80% to United States residents, 15% to Canadian residents, and the balance to the United Kingdom and Europe. This geographic mix of customers did not change significantly when we added the internet marketing channel, although sales outside North America may increase as the web site becomes better known. Cash flow never has been seasonally related, although the summer months are somewhat slower than the rest of the year.

         Dealer sales dropped off significantly in the last quarter of fiscal 2000. In fiscal 1998 and fiscal 1999 (until December 1998) we supported dealers through an office in Nashville, Tennessee which created and ran advertising and promotional demonstrations, attended trade shows, and provided customer support to dealers and their customers. We closed the Nashville office in December, 1998 to save money.

         DISTRIBUTION - INTERNET. In the third quarter of fiscal 2000 we believed we could supplement our selling through dealers by developing and selling direct to customers through an internet site. Since November, 1999, we have been selling through the site "www.ayottedrums.com."

         Our web site provides technical information on our products, a short history of how we started in business, a worldwide list of dealers, and direct shopping and order ability (through credit cards) for complete drum sets, individual drums, and all the components. We also sell clothing items featuring "Ayotte Drums" etc but these are a minor part of sales revenues.

         The addition of direct sales over the internet had several immediate impacts. First, instead of supplementing dealer sales, many of our United States dealers decided not to actively support the Ayotte product line; they perceived that our lower prices to customers through the web site, compared with prices customers were paying to buy from dealers, made us compete directly with dealers for the same end users. In addition, our founder Ray Ayotte left the company in fiscal 2000, which many dealers thought signaled our demise. Mr. Ayotte resigned his positions as President and Director because he was unwilling to carry out the direction he was given by the Board regarding the management and direction of Ayotte. Sales through United States dealers dropped dramatically in the period from December 1999 to February 2000, although Canadian dealer unit volumes remained intact in part due to our decision to complete all direct sales in US dollars. Global sales volumes dropped from an average of $185,800 per month to $135,000-$145,000 per month.

         Second, even though sales volumes fell in early calendar 2000 (late fiscal 2000), our margins improved and customers benefitted: We sell our drums for about 14% more than the price we realize from US dealers, and customers who buy direct from us now are paying about 38% less for the identical products.

         Third, the significantly lower price means we can compete for entry level consumers, who now can buy a high quality product and pay no more than our competitors' prices for mid-quality product. Internet sales probably will increase from current levels, but we make no prediction in this respect.

         Fourth, internet sales give us the opportunity to require those customers to pay up front in full. There- fore, we process credit cards in real time and require 100% prepayment. The results have been greatly improved cash flow and reduced risk of bad debt. Furthermore, we decided not to participate at the annual dealer-focused NAMM (National Association of Music Merchants) show which resulted in a significant cost saving compared to prior years.

         One possible drawback to our internet strategy is the fact that those potential customers who would be interested in trying the drums before purchase can't do so now. However, many of our customers in fact already have tried our products through friends and contacts in the drum community. Further, we have established our brand and product as being of high quality, manufactured with attention to detail and a commitment to the satisfaction of the customer. We offer each customer a 7 day "no questions asked" return policy. We will pick up the drums from the customer and refund 100% of their money back if they are not satisfied with their purchase. Last, the move to the Internet has opened the size of our market by giving access to potential customers who are not located near areas where the previous dealers were located. All of these factors mitigate the "no tryout" drawback. We will not reinstate the dealer network in any event, so we will never be able to quantify in lost sales the adverse impact, if any, of the "no demo drums" result of our strategy change.

         In sum, our addition of internet sales to our traditional dealer distribution channel overall showed operating profits for fiscal 2001 even though we sold fewer units compared to the pre-internet era, because we make more per internet sale than we make per dealer sale. We estimate that for fiscal 2001, unit volumes averaged about 80% direct through the web site and 20% through U.S. and Canadian. We paid for business expansion costs (primarily marketing and web site improvements) in 2001 which offset some of our operating profits in 2001.

         Our plans for fiscal 2002 include a number of steps to increase traffic, enhance buying opportunities to buy from the web site, and enlarge the advertising campaign. We are increasing traffic to the web site by purchasing banner advertising on drum and percussion web sites. We are marketing our various web pages to search engines on a bi-weekly basis.

         Bayleaf Software has helped us re-design our web site to improve the commerce opportunities. Our Intenet site incorporates purchase opportunities on the home page and throughout the site. Download times have been greatly reduced. We are building an on-line community through a section called "My Ayotte" where the customer can design and save any number of drum kits safely in their own password protected secure area. We have the opportunity to generate demographic information from our customers. We have added the ability to stream video to the viewer to provide product information, interviews with our major endorsers, product demonstrations and clinics. Finally, we improved our security features to provide a safe shopping experience.

         We have engaged an advertising company to prepare a series of full-page ads which started to run in mid-September 2000 in drum and percussion magazines. Our intention is to develop a campaign that will be unique in the industry and build on our brand recognition.

         COMPETITION AND MARKETS. The market in which we compete is the drum set component of musical percussion instruments. The world's largest drum manufacturer is Pearl Corporation, Japan, producing approximately 80,000 drum kits per annum (50% of which are sold in the United States). According to a music industry census completed by the industry journal "Music Trades" (April
1997), the market value for musical instruments in the United States was estimated at US$5.6 billion in 1996. It was estimated that the percussion share was US$175 million (3.5%) of such market. We believe that the United States market represents one-half of the world market for musical instruments (see below).

         The largest musical instrument manufacturer in the world is Yamaha, which reported 1994 sales in the United States (excluding sporting goods and home audio) of US$600 million. Peavey, the second largest manufacturer, had sales of US$353 million, employed 2,370 people and utilized 1.3 million square feet of manufacturing facilities.

         Ayotte competes with the other drum manufacturers on a worldwide basis. That being said, the market for drum kits is primarily in the Northern Hemisphere with some pockets in South America, Southeast Asia, Africa and Australia. The dominant competitors in our industry are Yamaha, Pearl, and Drum Workshop.

         The principal methods of competition are price, brand recognition, sound, material, quality, manufacturing location (North America vs. Asia), availability, and customer service.

         Drum kit materials are primarily wood with a small use of acrylic and composite materials. Ayotte competes in the maple drum sector of the wood drum market. Other woods used for drum kits include birch, bubiniga, and mahogany. Maple drums are generally the most expensive drums when compared to other materials.

         Positive features regarding our competitive position is that we offer custom, hand made drums built to suit the specific requirements of the individual player at a competitive price and delivered in a timely manner. Our competitors use mass production techniques to a significant extent.

         Negative features regarding our competitive position is that we do not offer a complete line of hardware for the drum kit. Other negative items affecting our position is that we do not offer a low-priced entry level drum kit (where the majority of sales occur), and that the move to the internet has caused our US dealer network to disappear making it difficult for potential customers to view our drums in person.

         PROPRIETARY TECHNOLOGY. We rely on a combination of patent law, trademark law, trade secrets, and internal confidentiality procedures to protect our proprietary rights. However, despite efforts to protect these rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Preventing unauthorized use of our proprietary rights is difficult, time-consuming and costly. Our current means of protecting proprietary rights may not be adequate, and our competitors could independently develop similar products.

         In fiscal 1999 we spent $4,793 on research and development work related to improving our product lines. We spent nothing in this area in fiscal 2000 or 2001.

         There has been no financial or operation effect of environmental protection on our capital expenditures, earning and competitive position for the current fiscal year and there is no expected impact on future years.

         FOREIGN OPERATIONS

         We have no material foreign operations related to manufacturing. However, in 1996 we entered into a verbal agreement with Tay-E Co. Ltd. of Taiwan pursuant to which we retained Tay-E Co. Ltd. to manufacture a medium priced drum line called "drumSmith." In December 1999 we changed the name of the drumSmith line to "Professional Maple" and started producing them at our factory in Vancouver. The Tay-E Co. continues to produce hardware products for both Ayotte Custom and Professional Maple drums Our ability to sell into the drum market may be adversely affected should there be any change to this relationship.

         We do have a material amount of foreign sales, i.e. sales outside of North America. In fiscal 2001, foreign sales totaled $209,616 (13.8%) of total sales.

         C.       ORGANIZATIONAL STRUCTURE.  Not applicable.

         D.       PROPERTY, PLANTS AND EQUIPMENT.

         Our manufacturing facility and head office are located in leased premises at 2060 Pine Street in Vancouver, British Columbia: two floors of approximately 11,000 square feet of mixed office and manu- facturing space. The facility is configured to allow each stage of the manufacturing process to be conducted in a segregated area (sanding, staining or painting, bake drying, assemblage, etc.). The facility is adequate for such increased business we expect we may have in fiscal 2002.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

         OVERVIEW

         We are an industrial company formed in 1974. Our business is the manufacturing and distribution of high-end drums and other percussion items. We are an integrated company, with product development, design, manufacturing and marketing capabilities and expertise. The principal product is the "Ayotte Custom Drums" handcrafted wood drum line, favored by many leading local and international artists. Our present business focus is to expand sales through the internet e-commerce site, increased advertising and promotion, and diversification and increase in products, possibly through some arrangement with another company although we are concentrating now on our internal efforts.

         A.       OPERATING RESULTS.

         RESULTS OF OPERATIONS (YEAR ENDED FEBRUARY 28, 2001 TO YEAR ENDED FEBRUARY 29, 2000)

         REVENUE

         Revenue ("sales" in our financial statements) is derived from sales of products to direct customers and distributors: drums, drum sticks, parts and accessories and branded collateral merchandise such as T-Shirts. Sales revenue for transactions directly with end customers is recognized at the point of invoicing/shipping/ processing of the credit card. The customer is required to make a minimum 50% deposit prior to the start of production. The balance is due prior to shipping. The product is paid prior to leaving the factory.

         Sales dropped 25% in 2001 compared to 2000, while costs of goods sold dropped more (41%), due to our move to internet sales, as explained elsewhere in this report, resulting in a gross margin on sales of

46.6% for 2001 compared to 32.3% for the prior year. We also reduced corporate expenses by 19% in 2001. Also in 2001 we sold more accessories for "other income" of $33,892 and realized a gain of $34,507 from foreign exchange. For 2001, we recorded net income of $17,395 compared to the $288,256 net loss for 2000.

         E-COMMERCE STORE

         On November 26th 1999, Ayotte made a significant change in the method of selling drums and related products to customers by launching an e-commerce on-line store. Now, customers worldwide can access and order the full line of products direct from the factory at significant discounts. The move positioned us as the first major drum manufacturer to sell direct to consumers over the internet.

         The move to the internet produced significant cost savings. The ability to process credit cards in real time and the requirement for prepayment has greatly improved cash flow and reduced the risk of bad debt. The net sale price to consumers is greater than the net sale price was to dealers, creating greater margin for us.

         In 2001 compared to 2000, cost savings have been realized in the category of general and administration expenses (total operating expenses less advertising and promotion). Overall, we pared $68,582 off in this category, even after doubling computer and website costs, paying more in management fees, and paying the increased professional fees related to registration with the United States Securities and Exchange Commission. The major areas where we cut back expenses were in rent (about $26,000 less) and salaries and employee benefits (about $95,000 less).

         The cash position has been improved significantly. Compared current assets at February 28, 1999, February 29, 2000, and February 28, 2001 follow. Please note that we have removed the proceeds from our private placement (net approximately $500,000, booked in fiscal 2001) to provide an accurate comparison of cash position improvements from operations:

         FISCAL YEAR                       CASH ON HAND
         -----------                       ------------
         1999                               $  43,625
         2000                                $348,742
         2001                                $438,214

         Our margins during the same period have also improved:

                                           GROSS MARGIN
        GROSS MARGIN                        % OF SALES
        ------------                        ----------
         1999                                  37.2%
         2000                                  32.3%
         2001                                  46.6%

         BAD DEBT EXPENSE

         Bad debt continued to rise in fiscal 2000 despite the significant reductions in revenues and in accounts receivable because we had written off receivables from retail music shops to which we had supplied product prior to moving to the internet. Many of these retail shops, located in both North America and Europe, had gone out of business and their debts were deemed not collectable. In fiscal 2001, we completed the write off process.

         FOREIGN EXCHANGE

         All revenue from direct sales into the United States is received in United States Dollars. A significant portion of expenses are incurred in Canadian Dollars. As a result, appreciation in the value of Canadian currency relative to the United States Dollar could adversely affect our operating results. Foreign currency translation gains and losses arising from normal business operations are credited to or charged against other income for the period incurred. To date, we have not done any currency hedging to minimize the effect of these gains or losses. As a result, fluctuations in the value of Canadian Dollars relative to United States Dollars have caused and will continue to cause currency translation gains and losses. In 2000 these changes caused a loss of $10,073 but a gain of $34,501 in 2001.

          We do not have a line of credit or loans; therefore there is no interest rate risk at present or in the foreseeable future.

         RESULTS OF OPERATIONS (YEAR ENDED FEBRUARY 29, 2000 TO YEARS ENDED FEBRUARY 28, 1999 AND 1998) This discussion includes a comparison of operating results for fiscal 1998, although the financial statements for that year are not included in this report.

         REVENUE

         Total revenue for 2000 decreased 32.5% to $2,019,985, from $2,633,421 for 1999. The decrease in 2000 was due to the US dealers defecting en masse, ending their relationship with Ayotte after we launched our internet site in late November 1999. For fiscal 1999, our total revenue had increased 30.9% to $ 2,633,421, up from $2,011,739 for 1998 and $1,796,549 for 1997. This increase in
1999 was due to the expansion of the dealer network in the United States, when two major music retail chains began selling the Ayotte line. The addition of the "drumSmith" mid-price drum line also contributed to the increase in sales.

         COST OF SALES

         For 2000, our cost of sales decreased 17.3% to $1,368,235 from $1,654,166 in 1999. This decrease was primarily due to decreased sales in 2000. Cost of sales as a percentage of sales increased in 2000 to 67.8% from 62.8% in 1999. This increase was due to the reduction in margin that occurred when management moved to liquidate unnecessary inventory and improve the cash position.

         For 1999, we recognized a 29.5% increase in cost of sales to $1,654,166, up from $1,277,729 for 1998. This increase was primarily due to an increase in sales of the same percentage. Cost of sales decreased slightly as a percentage of total revenue to 62.8% for 1999 from 63.5% for 1998. This decrease was primarily due to improvements in operations and changes in the foreign exchange rates.

         ADVERTISING AND PROMOTION

         Advertising and promotion expense dropped to $167,274 for fiscal 2000, compared to $216,353 for 1999, because we stopped dealer support and trade show functions. The decrease would have been larger but we spent about $15,000 in the last two quarters of fiscal 2000 to set up our internet site. Comparing our prior two years, advertising and promotion expense decreased 9% to $216,353, or 8.2% of total revenue for 1999 from $237,865, or 11.8% of total revenue for 1998. This decrease in 1999 was due to cost cutting measures.

         GENERAL AND ADMINISTRATION EXPENSES

         General and administration expenses (total operating expenses less advertising and promotion expense) decreased 28.9% to $765,548 for fiscal 2000, compared to the $1,076,783 we spent in this category in 1999. A major savings resulted from closing the Nashville, Tennessee sales office in December 1998 (late in fiscal 1999), and for discontinuing salary to Ray Ayotte, who left the company in fiscal 2000. For fiscal 1999, our general and administration expenses had increased 46.5% to $1,076,783 or 39.9% of total revenue for 1999 from $734,679, or 36.5% of total revenue for 1998. The 1999 increase was primarily due to increased salaries, benefits and rent for the Nashville sales office. Other contributing areas for the 1999 increases were bad debt costs, bank charges and management fees.

         OTHER INCOME (EXPENSES)

         The line item Other Income in our Statement of Operations for fiscal 2000 and 1999 is made up of interest income, foreign exchange gain or loss, bad debt recovery and income from sources other than usual business operations.

         Total Other Income for fiscal 2000 decreased $50,718 to ($7,184) from $43, 534 for fiscal 1999. Total Other Income for fiscal 2000 was made up of $2,889 from other income and ($10,073) loss due to foreign exchange.

         Total Other Income for fiscal 1999 increased $25,767 to $43,534 from $17,767 for fiscal 1998. The fiscal 1999 Other Income was made up of $7,883 other income, $37,806 gain resulting from foreign exchange and ($2,155) loss on sale of assets.

         Total Other Income for fiscal 1998 increased $15,781 to $17,767 compared to $1,986 for fiscal 1997. The fiscal 1998 Other Income was made up of $4,496 other income and $13,271 gain from foreign exchange.

         INCOME TAXES

         At February 29, 2000, we had estimated non-capital losses of $1,797,300 which may be used to offset taxable income of future years. If unused, the losses will expire as follows:


         2002                     $218,300
         2003                     $275,400
         2004                     $317,000
         2005                     $178,000
         2006                     $398,000
         2007                     $418,700

         We recorded no income tax expense or benefit in fiscal 2000, 1999 or 1998 due to net losses incurred and a valuation allowance provided on the deferred tax assets.

         B.       LIQUIDITY AND CAPITAL RESOURCES

         FISCAL YEAR ENDED FEBRUARY 28, 2001 COMPARED TO FEBRUARY 29, 2000

         At February 28, 2001 we had $1,190,940 in working capital compared to $627,512 at February 29, 2000. The favorable change was due principally but not entirely to receipt in 2001 of approximately $500,000 of cash from our private offering of 1,250,000 shares and 1,250,000 warrants which was cleared by the CDNX in June 2000.

         Accounts receivable were $102,669 compared to $183,717 at the prior year, in part because the volume of business dropped by $501,974 in 2001, and also because our internet sales lets us book revenues immediately from the customers' credit card payments up front at time of sale. A $22,988 increase in prepaid expenses and deposits in 2001 (due to prepayment for a major shipment of drum hardware from Taiwan that did not arrive until the next fiscal year) was more than offset by a decrease in current liabilities of $38,299 from paying bills on time

         Inventories were nearly level: $245,413 at February 28, 2001, and $251,700 at February 29, 2000.

         FISCAL YEAR ENDED FEBRUARY 29, 2000 COMPARED TO FEBRUARY 28, 1999

         At February 29, 2000 accounts receivable were $183,717, much less than the $715,492 at February 28, 1999, as payment terms changed for United States dealer orders in fiscal 2000 from 30 days after shipping to full payment before shipping, and all our internet sales direct-to-customers require full payment by the time the product leaves the factory. Similarly, inventories at February 29, 2000 were $251,700 or 56% of the number at February 28, 1999 ($451,657). Part of the inventory reduction in 2000 was due to reduction in some of our stock. We made the decision to produce our second drum line in the Vancouver facility instead of having it made in Taiwan, which reduced the need to carry this finished line in substantial numbers as shipped over from Taiwan.

         Accounts payable and accrued liabilities at February 29, 2000 were $163,530 compared to $322,928 a year earlier. The reduction is due mostly to reduced sales volumes in the last part of fiscal 2000, and to a lesser extent because of reduced dealer support activities and related administrative expenses which were implemented in the last two quarters of fiscal 2000.

         D.       TREND INFORMATION.

         For fiscal 2002 we expect no material adverse trends in operating results, as our costs of goods sold should remain relatively constant compared to 2001. Sales should increase as we refine and expand sales through the internet. General and administration expense also should not change and could decrease somewhat as we incurred some expense in this area related to registration with the Securities and Exchange Commission in fiscal 2001. Adverse changes in the currency exchange rate between the United States (the currency in which most of our sales are made) and Canada (where we pay expenses) could affect overall results from operations. We experienced favorable rates in 2001 compared to 2000, so much so relative to our size of operations that the gain for this item contributed significantly to our recording net income for 2001. We do not engage in currency hedging transactions, hence we are unable to control the amount of currency fluctuations risk to which we may be exposes from time to time.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

         A. DIRECTORS AND SENIOR MANAGEMENT. The following table sets forth the name, municipality of residence, positions with us and principal occupation of each of our directors and officers:


NAME AND                                                                                                 OTHER POSITION
MUNICIPALITY OF            YEAR FIRST       YEAR TERM          PRINCIPAL OCCUPATION AND POSITIONS        OR OFFICE WITH
RESIDENCE                  ELECTED (1)      EXPIRES            DURING LAST FIVE YEARS                    THE CORPORATION

Louis Eisman               1998             2000               Private equity capital investor, 1991     Chairman,
3704 Pine Crescent                          (Directors         to present                                Interim President
Vancouver, B.C.                             Elected                                                      and Director
V6J 4K3                                     Annually)

Michael Fugman             1998             2000               President of Gault Distribution Inc.,     Director
10891 Bromley Place                         (Directors         a wholesale distributor in business
Richmond, B.C.                              Elected            for 98 years
V7A 4J5                                     Annually)

Don Mazankowski            1999             2000               General Manager, Ayotte Music Inc.        Director,
2745 Trafalgar Street                       (Directors         Vice President - Marketing, ETL.          General Manager
Vancouver, B.C.                             Elected            Environmental Technology Ltd
V6K 3T7                                     Annually)

NOTES:

         (1) We were amalgamated under the laws of Alberta on February 27, 1998. The amalgamating companies were Ayotte Drums Only Inc. ("ADO") and ISI Ventures Inc. ("ISI"). Prior to that date, the business presently conducted was conducted by ADO, a British Columbia company. Two of the present directors became directors on the amalgamation date, although each was a director of one or more of the companies which were amalgamated. See above.

         There are 2,097,318 shares owned by officers and directors, including shares held by their relatives. An additional 3,661,692 shares are held by a venture capital corporation of which Michael Fugman (director) is an officer, director and a minority shareholder (under SEC rules, all of the VCC's shares are deemed controlled and beneficially owned by Mr. Fugman). Therefore, under SEC rules, a total of 5,795,010 shares (44.3%) are owned or controlled by our officers and directors. This percentage does not reflect 1,235,000 additional shares issuable on exercise of warrants sold in the private placement, nor does the number of shares or the percentage reflect 350,000 shares issuable to directors under options. Resale of all of these shares will be subject to SEC rule 144.

         B. COMPENSATION. In fiscal 2001 we paid a total of $129,939 to all our officers and directors as a group, for services in all capacities, including the salary paid to Mr. Mazankowski as General Manager . The following table sets forth certain information regarding the compensation we paid or accrued to or for the account of the Chairman of the board of directors (and Interim President and Chief Executive Officer) and the General Manager for services rendered in all capacities to us during each of the three fiscal years ending February 28, 2001. Information in the table also is included for Ray Ayotte, who was President and Chief Executive Officer until his resignation on August 23, 1999. No other executive officer received total annual salary and bonus in excess of $100,000. We do not have any long term compensation plan, other than stock options.

                           SUMMARY COMPENSATION TABLE

                                                                   ANNUAL COMPENSATION
                                                        -----------------------------------------
                                       FISCAL                                        OTHER ANNUAL
     NAME AND POSITION                 YEAR              SALARY          BONUSES     COMPENSATION
     -----------------                 ----              ------          -------     ------------
Ray Ayotte (resigned)                  2000             $34,615         $ 3,000        $   -0-
                                       1999             $72,000         $ 6,000        $   -0-
Louis Eisman, Chairman
and Interim President                  2001             $48,000(1)      $   -0-        $   -0-
                                       2000             $48,000         $   -0-        $   -0-
                                       1999             $48,000         $   -0-        $   -0-

Don Mazankowski, General Manager       2001             $61,800         $              $   -0-
                                       2000             $60,000         $   -0-        $   -0-
                                       1999             $60,000         $   -0-        $   -0-

         (1) Does not include $20,139 paid to Mr. Eisman as reimbursement of expenses. See note 8 to the financial statements.

         We don't have written employment agreements with Louis Eisman or Don Mazankowski, and did not have one with Ray Ayotte (former President and Chairman of the board or directors who resigned 1999). We pay Mr. Eisman $4,000 per month and Mr. Mazankowski $61,800 per year under verbal employment agreements. Each employment agreement is terminable at the will of the employee or the Company. We owe no severance or pension to Mr. Ayotte.

         STOCK OPTION PLAN

         We have adopted an incentive stock option plan for the issuance of shares of common stock. To date, we have issued to our employees (other than officers) options to purchase 300,000 shares of common stock, and options to purchase another 350,000 shares are held by three directors. All of these options have been issued with the approval of the CDNX. See below on options. There is no formal written option plan.

         C.       BOARD PRACTICES.

         Our audit committee consists of Messrs. Eisman and Fugman. The audit committee has the responsibility of reviewing our financial statements, exercising general oversight of the integrity and reliability of our accounting and financial reporting practices, and monitoring the effectiveness of our internal control systems. The audit committee also recommends a selection of the auditing firm and exercises general oversight of the activities of our independent auditors, principal financial and accounting officers and employees and related matters.

         D.       EMPLOYEES.

         We have 15 employees, of whom six have a combined experience of 60 years in the drum manufacturing industry, almost all of which has been with Ayotte. The number of employees is not expected to change materially. Relations with employees are excellent; they are not represented by a union.

         E. SHARE OWNERSHIP. Our directors own or control the indicated shares of common stock; percentages are based on the 13,079,000 shares outstand-ing when this report is filed. Options held by the directors covering 350,000 shares are not included in the data (see Item 12 B).

NAME                                   NO. OF SHARES            PERCENTAGE
Michael Fugman                         3,881,692 (1)               29.7%
10891 Bromley Place
Richmond, B.C. V7A 4J5

Louis Eisman                           1,777,318 (2)               13.6%
3704 Pine Crescent
Vancouver, B.C. V6J 4K3

Don Mazankowski                          100,000                    (3)
2745 Trafalgar Street
Vancouver, B.C. V6K 3T7

Officers and directors total           5,795,010                   44.3%

         (1) Includes 3,661,692 shares held by Ayotte Music (VCC) Ltd., 150,000 shares held by Mr. Fugman personally, and 70,000 shares held by his wife and children. Mr. Fugman is a control person (officer, director and minor shareholder) of Ayotte Music (VCC) Ltd.

         (2) Includes 1,189,700 shares held by Eisman Holdings Ltd, a private company controlled by Mr. Eisman, and 587,618 shares held by Marion Eisman, his wife. Mr. Eisman disclaims beneficial ownership and investment control over all of the 587,618 shares held by his wife.

         (3) Less than 1%.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

         A. MAJOR SHAREHOLDERS. To our knowledge, the following are the shareholders (excluding our directors) who own of record or beneficially, directly or indirectly, or exercise control or direction over shares carrying more than 5% of the voting rights attached to all 13,079,000 shares of the company outstanding as of June 30, 2001. We have approximately 49 shareholders of record. The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of CDS & Co. is not known to us. Nearly all shareholders we can identify are Canadian residents; approximately 50,000 shares (0.4% of our outstanding shares) are held by United States residents but we cannot identify their beneficial owners, and do not know under what circumstances such persons came to own our stock. There are no restrictions on non-Canadians owning our shares. We have not engaged in any stock promoting activities in the United States as of the date of this report. There is no United States trading market for the shares as of the date of this report, and the shares are not listed for trading on any securities exchange or approved for trading in any trading medium in the United States.


                                   NO. OF VOTING SHARES         PERCENTAGE OF OUTSTANDING VOTING
NAME OF SHAREHOLDER               (COMMON SHARES) OWNED              SHARES (COMMON SHARES)

CDS & Co.(1)                            4,740,051                              36%
25 The Esplanade
P.  O.  Box 1038, Ste.  A
Toronto, Ontario M5W 1G5


(1) S & Co. holds this number of shares in street name for brokerage firms. The identity of customers for whom such brokers hold the shares is not known to us.

         Of the total outstanding shares as of the date of this report, 569,482 shares were subject to escrow provisions imposed by the Alberta Securities Exchange (see below) and are in escrow at Montreal Trust Company of Canada. These escrowed shares are held by a venture capital corporation of which Michael Fugman (Director) is an officer, director and a minority shareholder of the VCC. These shares were issued in connection with the VCC's funding transaction with us in 1996 and the December 1997 reverse takeover transaction with ISI Ventures Inc. The shares can be voted by the owners thereof but otherwise are subject to the direction or determination of the Alberta Securities Commission or the CDNX, and cannot be traded in or dealt with without the prior written consent of the Commission or the CDNX. The shares will be released in stages through the balance of calendar 2001.

         To our knowledge, as of the date of this annual report, we are not directly or indirectly owned or controlled by another corporation or by any foreign government, or by any other natural or legal person. No special voting rights attach to shares held by any one shareholder or group of shareholders.

         B.       RELATED PARTY TRANSACTIONS.  Not applicable.

         C.       INTEREST OF NAMED EXPERTS AND COUNSEL.  Not applicable.

ITEM 8. FINANCIAL INFORMATION. See the financial statements filed with this report (Item 17).

ITEM 9.  THE OFFER AND LISTING.

         A. OFFER AND LISTING DETAILS. The company's common shares started trading on the Alberta Stock Exchange (now part of the CDNX) under the symbol AYO in December 1997 when we completed the reverse takeover transaction with ISI Ventures Inc. which then was listed on the Alberta Stock Exchange as a listed junior capital pool company. The shares are not listed on any other securities exchange. All shares are registered shares.

         The following table sets forth the high and low sales prices on the CDNX for fiscal 1998 and 1999, by quarters for fiscal 2000 and 2001, and by month for the three months ended May 31, 2001.

         PERIOD                  HIGH SALES PRICE       LOW SALES PRICE

         Fiscal 1998                  $0.40                  $0.08
         Fiscal 1999                  $0.33                  $0.08
         Fiscal 2000
           1 Qtr.                     $0.08                  $0.06
           2 Qtr.                     $0.07                  $0.06
           3 Qtr.                     $0.05                  $0.03
           4 Qtr.                     $0.52                  $0.03
         Fiscal 2001
           1 Qtr.                     $0.60                  $0.28
           2 Qtr.                     $0.37                  $0.25
           3 Qtr.                     $0.28                  $0.10
           4 Qtr.                     $0.19                  $0.07
         Calendar 2001
           Mar.                       $0.09                  $0.06
           Apr.                       $0.12                  $0.07
           May                        $0.08                  $0.05
           June                       $0.12                  $0.06


         On July 3, 2001 the closing price of the common shares on the CDNX was $0.10 per share.

         B.       PLAN OF DISTRIBUTION.  Not applicable.

         C.       MARKETS.  See A above.

         D.       SELLING SHAREHOLDERS.  Not applicable.

         E.       DILUTION.  Not applicable.

         F.       EXPENSES OF THE ISSUE.  Not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

         A.       SHARE CAPITAL.

         Ayotte's articles of incorporation provide for issuance of an unlimited number of shares of preferred stock, with such voting, dividend, liquidation preference or conversion rights as the board of directors may establish from time to time. There is no class of preferred stock authorized and no preferred shares are issued and outstanding.

         The articles of incorporation also provide for issuance of an unlimited number of shares of common stock, without par value. All holders of common stock have equal voting rights, equal rights to dividends when and if declared, and equal rights to share in assets upon liquidation of the corporation. There are 13,079,000 shares of common stock issued and outstanding at February 28, 2001 and the date of filing this report, which is 1,385,000 shares more than were issued and outstanding at February 29, 2000. All issued and outstanding shares are fully paid and non-assessable.

         No shares are held by Ayotte itself. No shares are held by subsidiaries (we have none).

         For information on issuance of shares over the past three fiscal years, please see Item 4 A above.

         There are 1,235,000 warrants to purchase shares of common stock, exercisable at $0.80 per share until June 14, 2002, when they expire.

         There are granted and outstanding options to purchase 650,000 shares at $0.10 per share, expiring October 17, 2003. Options on an additional 100,000 shares have been granted and are outstanding, at $0.42 per share, expiring February 2, 2004.

         B.       MEMORANDUM AND ARTICLES OF ASSOCIATION.

         The articles of incorporation bear an entry number of A-47787 with the Registrar of Companies, Province of British Columbia, Canada. Under article 5, the company is allowed to carry on any business.

         Under the bylaws, a director who is a party to a material contract or proposed material contract with us, or is a director or officer of or has a material interest in any person who is a part to a material contract or proposed material contract with us, must disclose to us in writing the nature and extent of such interest. An interested director can vote on only a limited number of such matters (securing a loan from the director to the company, his remuneration, indemnity or insurance, or a contract with an affiliate) provided the interest is disclosed. Otherwise, even with disclosure of the interest, such a director cannot vote on a material contract or proposed material contract. A contract approved by the board of directors is not voidable because one or more directors has a conflict of interest, if the conflict is disclosed and the interested director(s) do not vote on the matter.

         Subject to the conflict of interest provisions summarized above, there is no restriction in the bylaws on the power of the board of directors to have the company borrow money, issue debt obligations, or secure debt or other obligations of the company.

         Cumulative voting for directors is not allowed. Directors serve from year to year; there is no provision for election of a staggered board. Between annual meetings, the existing board can appoint one or more additional directors of the company to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting.

         Meetings of shareholders must be called by the board of directors not later than 15 months after the last annual meeting. The board at any time may call a special meeting of shareholders. Notice of any meeting must be sent not less than 21 nor more than 50 days before the meeting, to every shareholder entitled to vote (presently, all the holders of shares of common stock, as there is no preferred stock outstanding). All shareholders entitled to vote are entitled to be present at a shareholders meeting. A quorum is the presence in person or by proxy of the holders of at least 5% of the issued and outstanding shares of common stock. For adoption of any matter presented for a vote at a shareholders meeting, approval by the holders of a majority of the votes at the meeting is required, unless a higher approval level is required by law (one vote for each share held). For an example of higher approval level under law, the holders of a majority of the issued and outstanding shares of common stock would have to approve any proposed changes to the rights of the holders of such stock, although presently the board of directors has blanket authority to issued preferred stock with preferences and rights superior to the common stock.

         C.       MATERIAL CONTRACTS.  Not applicable.

         D.       EXCHANGE CONTROLS.

         There are no laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of our shares of common stock.

         Except under the Investment Canada Act, there are no limitations specific to the rights of non- Canadians to hold or vote our shares under the laws of Canada or our charter documents.

         The Investment Canada Act ("ICA") requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels or the business activity of which is related to Canada's cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the ICA.

         The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days after implementation of the investment. It is intended that investments requiring only notification will proceed without intervention by government unless the investment is in a specific type of business related to the scope of the Act.

         If an investment is reviewable under the Act, an application for review in the prescribed form normally is required to be filed with Investment Canada before the investment is made and it cannot be implemented until completion of review and Investment Canada has determined that the investment is likely to be of net benefit to Canada. If the agency is not so satisfied, the investment cannot be implemented if not made, or if made, it must be unwound.

         E.       TAXATION.

         CANADA. We believe the following general summary fairly describes all of the substantive Canadian federal income tax consequences which apply to a shareholder who resides in the United States, is not a resident of Canada, and who does not use or hold (and is not deemed to use or hold) shares in connection with carrying on a business in Canada (a "non-resident shareholder"). Nonetheless, we recommend that anyone who considers buying our shares obtain independent tax advise, as tax implications may affect people differently.

         The summary is based on current provisions of the Income Tax Act (Canada), referred to as the "ITA" and regulations thereunder, and current administrative and assessing policies of Revenue Canada, Taxation. This description is not exhaustive and does not consider possible changes in law or regulations, or provincial or foreign tax matters.

         - DIVIDENDS. Dividends paid on our shares to a non-resident holder will be subject to withholding tax. The Canada-US Income Tax Convention (1980) as amended by the March 17, 1985 treaty protocol, provides that the usual 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (like us) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a United States resident corporation owning 10% or more of the voting shares of the dividend paying corporation. However, given our current level of business we don't expect paying dividends in the near future.

         - CAPITAL GAINS. A non-resident of Canada is not subject to tax under the ITA for a capital gain realized on disposition of shares of a public corporation unless the shares represent "taxable Canadian property" to the holder. Our shares are listed on the CDNX and therefore will be taxable Canadian property to a non-resident holder if, at any time during the five years before disposition, the non-resident holder, either alone or together with affiliates of the Company, owned 25% or more of the issued shares. However, under the 1985 treaty protocol, a non-resident holder who is a United States resident and for whom shares represent taxable Canadian property, no Canadian taxes will be due on a capital gain unless the value of the shares derives from realty or natural resources in Canada.

         UNITED STATES. We believe the following fairly summarizes all material provisions of the United States Internal Revenue Code with respect to information reporting and backup withholding requirements. However, it is noted that United States income tax laws and regulations applicable to investments in foreign entities are complex. A United States resident should not rely unduly on the summary, and always should consult a personal tax advisor in these respects.

         - DIVIDENDS. Dividends generally are subject to the information reporting requirements of the Internal Revenue Code (the "Code"). Dividends may be subject to backup withholding at the rate of 31% unless the holder provides a taxpayer identification number on a properly completed Form W-9 or otherwise establishes an exemption. The amount of backup withholding does not constitute an additional tax and will be allowed as a credit against the United States investor's federal income tax liability.

         - FILING OF INFORMATION RETURNS. Under a number of circumstances, a United States investor acquiring shares of the company may be required to file an information return at the Internal Revenue Center where they are required to file their tax returns with a copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States investor who become the owner, directly or indirectly, of 10% or more of the shares of the company will be required to file such a return. Other filing requirements may apply, and United States investors should consult their own tax advisors concerning these requirements.

         Certain United States income tax legislation contains rules governing passive foreign investment companies ("PFICs"), which can have significant tax effects on U.S. shareholders of foreign corporations. These rules do not apply to non-U.S. shareholders. Section 1296 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis, of its assets that produce or are held for the production of "passive income", is 50% or more.

         A U.S. shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. Federal income taxation under one of two alternative tax regimes at the election of each such U.S. Shareholder. The following is a discussion of such two alternative tax regimes applied to such U.S. shareholders of the company.

         A U.S. shareholder who elects in a timely manner to treat the company as a Qualified Electing Fund ("QEF"), as defined in the Code (an "Electing U.S. Shareholder"), will be subject, under Section 1293 of the

Code, to current federal income tax for any taxable year in which the company qualifies as a PFIC on his pro- rata share of the company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Shareholder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Shareholder, in each case, for the shareholder's taxable year in which (or with which) the company's taxable year ends, regardless of whether such amounts are actually distributed.

         The effective QEF election also allows the Electing U.S. Shareholder to
(i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital, (ii) treat his share of the company's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the company's annual realized net capital gain and ordinary earnings subject, however to an interest charge on the deferred taxes. If the Electing U.S. Shareholder is not a corporation, such an interest charge would be treated generally as "personal interest" that can be deducted only when it is paid or accrued. The procedures a U.S. shareholder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. shareholders' holding period in which the company is a PFIC. If the U.S. shareholder makes a QEF election in such first year, i.e. a timely QEF election, the U.S. shareholder may make the QEF election by simply filing the appropriate documentation at the time the U.S. shareholder files its tax return for such first year. If, however, the company qualified as a PFIC in a prior year during such shareholder's holding period, then in addition to filing documents, the U.S. shareholder must elect to recognize (i) (under the rules of Section 1291 discussed below) any gain that he would otherwise recognize if the U.S. shareholder sold his stock on the application date or (ii) if the company is a controlled foreign corporation, and such shareholder so elects, his/her allocable portion of the company's post-1986 earnings and profits.

         When a timely QEF election is made, if the company no longer qualifies as a PFIC in a subsequent year, normal code rules will apply. It is unclear whether a new QEF election is necessary if the company thereafter re-qualifies as a PFIC. U.S. shareholders should seriously consider making a new QEF election under those circumstances.

         If a U.S. shareholder does not make a timely QEF election in the year in which it holds (or is deemed to have held) the shares in question and the company is a PFIC, then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on disposition (or deemed to be realized by reason of a pledge) of his/her common shares and (ii) certain "excess distributions", as specially defined, by the company.

         Non-electing U.S. shareholders generally would be required to pro-rata all gains realized on the disposition of his/her common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. holder (other than years prior to the first taxable year of the company during such U.S. holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such tax liability had be due with respect to each such prior year. A Non-electing U.S. Shareholder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is partially or wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

         If the company is a PFIC for any taxable year during which a Non-electing U.S. Shareholder holds common shares, then the company will continue to be treated as a PFIC with respect to such common shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Shareholder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Shareholders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

         Under Section 1291(f) of the code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Shareholders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

         Because the company's shares are "marketable" under section 1296(e), if the company is a PFIC with respect to a U.S. investor, the U.S. investor may elect to mark the stock to market each year. In general, a PFIC shareholder who elects under Section 1296 to mark the marketable stock of a PFIC includes in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the taxable year over the shareholder's adjusted basis in such stock. A shareholder is also generally allowed a deduction for the excess, if any of the adjusted basis of the PFIC stock over the fair market value as of the close of the taxable year. Deductions under this rule, however, are allowable only to the extent of any net mark to market gains with respect to the stock included be the shareholder for prior taxable years, while the interest charge regime under the PFIC rules generally does not apply to distributions from the dispositions of stock of a PFIC where the U.S. investor has elected to mark the stock to market, coordination rules for limited application will apply in the case of a U.S. investor that marks to market PFIC stock later than the beginning of the shareholder's holding period for the PFIC stock.

         Certain special generally adverse rules will apply with respect to the common shares while the company is a PFIC whether or not it is treated as a QEF. For example under Section 1297(b)(6) of the code, a U.S. holder who uses PFIC stock as security for a long (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

         Ayotte presently is not, and for fiscal 2002 does not expect to qualify for status as a PFIC. If Ayotte should in subsequent years in fact qualify for PFIC status, U.S. investors should take into account the foregoing tax aspects concerning PFIC matters.

         F.       DIVIDENDS AND PAYING AGENTS.  Not applicable.

         G.       STATEMENTS  BY  EXPERTS.  The audit  report  on our  financial statements  in this  report  has  been  furnished  by  Ellis  Foster,  Chartered
Accountants, 1650 West 1st Avenue, Vancouver, British Columbia, Canada, independent accountants, and is included in this report upon the authority of that firm as experts in accounting, with their consent to such inclusion.

         H. DOCUMENTS ON DISPLAY. Information not included in this report but incorporated by reference from our prior filings can be inspected on the Securities and Exchange Commission's internet site (www.sec.gov) at the EDGAR location.

         I.       SUBSIDIARY INFORMATION.  Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

         A.       QUANTITATIVE INFORMATION ABOUT MARKET RISK.  Not applicable.

         B.       QUALITATIVE INFORMATION ABOUT MARKET RISK.  Not applicable.

         C.       INTERIM PERIODS.  Not applicable.

         D.       SAFE HARBOR.  Not applicable.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

         A.       DEBT SECURITIES.  Not applicable.

         B.       WARRANTS AND RIGHTS.

         OPTIONS TO EMPLOYEES AND DIRECTORS. As the date of this report, there were options granted and out- standing to purchase 650,000 shares of common stock at $0.10 per share; all options expire October 17, 2003. Of these options, 300,000 are held by employees, 150,000 are held by Louis Eisman (an officer and director), 100,000 are held by Michael Fugman (a director), and 100,000 are held by Don Mazankowski (General Manager and a director). Not included are options to purchase 100,000 shares which have been granted to a consultant for media and advertising (Giovanni Ruscitti), at an exercise price of $0.42 per share, expiring February 22, 2004. The options to Mr. Ruscitti are subject to approval by the CDNX, now pending. We don't have a written agreement with Mr. Ruscitti but issued the options for his consulting services related to setting up our computer systems for the internet direct-to-customers project implemented in fiscal 2000. All of the preceding are options to buy common stock from us; we have no subsidiaries.

         PRIVATE PLACEMENT WARRANTS. We have issued (with CDNX approval, received in June 2000) in a private financing warrants to buy 1,235,000 shares of common stock. The warrant exercise price is $0.80 per share; the warrants expire June 14, 2002. The warrants were sold with a like number of shares of common stock in a private financing (net proceeds of approximately $500,000) completed shortly after our fiscal year end of February 29, 2000. All these securities were sold to Canadian residents.

         C.       OTHER SECURITIES.  Not applicable.

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.  Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS. Not applicable (we are subject to section 12(g) through filing of Form 20-F registration, effective in 2000).

ITEMS 15 AND 16. [Reserved by SEC - No disclosure required]

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS.

         See the financial statements of the company for the three fiscal years ended February 28, 2001, the notes thereto, and the auditor's reports thereon, which are included in this annual report beginning on page 31. As set forth in the notes, all of the financial information is presented in accordance with Canadian GAAP, however, as stated in the notes, there are no material differences between Canadian GAAP and United States GAAP as applied to our financial statements.

ITEM 18.  FINANCIAL STATEMENTS.  Not applicable.

ITEM 19.  EXHIBITS

         The following exhibits were filed with our initial registration on Form 20-F (SEC File No. 0-30683, filed 5/22/2000). All of such exhibits are incorporated by reference into this annual report.

       Exhibit No.   Description of Exhibit

         3.(i)       Articles of Incorporation (including continuance
                      to federal jurisdiction of Canada)

         3.(ii)      By-laws

         4.1         Stock Option Plan dated August 30, 1996
         4.2         Form of Stock Option Agreement dated October 18, 1999

         10.1        Investor relations agreement with Marketing Strategies Inc.

         99.1        Form of stock certificate

         99.2        Form of escrow agreement with Montreal Trust
                     Company of Canada dated November 29, 1996

         99.3        Escrow Share Transfer Agreement dated October 6, 1997

         99.4        Form of escrow agreement with Montreal Trust
                     Company of Canada dated December 4, 1997

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                       Ayotte Music Inc.


Date:  July 13, 2001                        /s/     Louis Eisman
                                       -----------------------------------------
                                       Louis Eisman, President

ELLIS FOSTER
     CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC  Canada   V6J 1G1
Telephone:  (604) 734-1112  Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.bc.ca

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF

AYOTTE MUSIC INC.

We have audited the balance sheets of Ayotte Music Inc. as at February 28, 2001, February 29, 2000 and February 28, 1999 and the statements of income and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion these financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2001, February 29, 2000 and February 28, 1999 and the results of its operations and its cash flows for the years then-ended in accordance with Canadian generally accepted accounting principles. As disclosed in Note 11, the application of Canadian generally-accepted accounting principles results in no material differences from the application of United States generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.


                                                 [signed] "Ellis Foster"

Vancouver, Canada
April 10, 2001                                   Chartered Accountants


AYOTTE MUSIC INC.

Balance Sheets
February 28, 2001, February 29, 2000 and February 28, 1999
--------------------------------------------------------------------------------------------------
                                                               2001           2000          1999
--------------------------------------------------------------------------------------------------
                                                                    (Canadian Dollars)
                                                        ------------------------------------------
ASSETS

CURRENT
  Cash and cash equivalents                             $   938,218    $   348,742    $    43,625
  Accounts receivable                                       102,669        183,717        715,492
  Inventories                                               245,413        251,700        451,657
  Prepaid expenses                                           31,208          8,220         14,700
--------------------------------------------------------------------------------------------------
                                                          1,317,508        792,379      1,225,474

CAPITAL ASSETS (note 4)                                     201,140        243,838        299,275

Patent                                                        1,016          1,016          1,016
--------------------------------------------------------------------------------------------------
                                                        $ 1,519,664    $ 1,037,233    $ 1,525,765
==================================================================================================

LIABILITIES

CURRENT
  Accounts payable and accrued liabilities              $   126,568    $   163,530    $   322,928
  Current portion of obligations under capital leases          --            1,337         27,649

                                                            126,568        164,867        350,577

OBLIGATIONS UNDER CAPITAL LEASES                               --             --           14,566
--------------------------------------------------------------------------------------------------
                                                            126,568        164,867        365,143
--------------------------------------------------------------------------------------------------
SHARE CAPITAL & DEFICIT

SHARE CAPITAL (note 6)                                    3,029,072      2,525,737      2,525,737

DEFICIT                                                  (1,635,976)    (1,653,371)    (1,365,115)
--------------------------------------------------------------------------------------------------
                                                          1,393,096        872,366      1,160,622
--------------------------------------------------------------------------------------------------
                                                        $ 1,519,664    $ 1,037,233    $ 1,525,765
==================================================================================================


AYOTTE MUSIC INC.

Statements of Income and Deficit
Years Ended February 28, 2001, February 29, 2000 and February 28, 1999
------------------------------------------------------------------------------------------------------
                                                                 2001            2000            1999
------------------------------------------------------------------------------------------------------
                                                                       (Canadian Dollars)
                                                          --------------------------------------------

SALES                                                     $  1,518,011    $  2,019,985    $  2,633,421

COST OF GOODS SOLD                                             810,148       1,368,235       1,654,166
------------------------------------------------------------------------------------------------------
GROSS MARGIN (2001 - 46.6%; 2000 - 32.3%; 1999 - 37.2%)        707,863         651,750         979,255
------------------------------------------------------------------------------------------------------
EXPENSES
  Advertising and promotion                                     61,901         167,274         216,353
  Amortization                                                  50,678          59,919          81,390
  Auto                                                             422           1,208           2,419
  Bad debts                                                      4,136          65,352          54,953
  Bank charges and interest                                     35,151          30,867          30,922
  Computer and website costs                                    42,217          20,608           9,574
  Insurance                                                     12,944          20,659          20,876
  Legal and accounting                                         110,614          71,055          57,507
  Management fees (see note 8 - Related Party)                  68,000          48,000          78,000
  Office                                                        35,796          21,158          86,973
  Rent                                                          76,348         102,157         122,647
  Repairs and maintenance                                        8,223           7,346          11,606
  Research and development                                        --              --             4,793
  Salaries and employee benefits                               187,301         272,521         456,484
  Telephone and fax                                             24,750          16,282          36,752
  Travel                                                        15,371           6,212            --
  Utilities                                                     25,015          22,204          21,887
------------------------------------------------------------------------------------------------------
                                                               758,867         932,822       1,293,136
------------------------------------------------------------------------------------------------------
LOSS FROM OPERATIONS                                           (51,004)       (281,072)       (313,881)

OTHER INCOME (EXPENSES)
  Other income                                                  33,892           2,889           7,883
  Gain (loss) on foreign exchange                               34,507         (10,073)         37,806
  Loss on sale of assets                                          --              --            (2,155)
------------------------------------------------------------------------------------------------------
                                                                68,399          (7,184)         43,534

NET INCOME (LOSS) FOR THE YEAR                                  17,395        (288,256)       (270,347)

DEFICIT, beginning of year                                  (1,653,371)     (1,365,115)     (1,094,768)
------------------------------------------------------------------------------------------------------
DEFICIT, end of year                                      $ (1,635,976)   $ (1,653,371)   $ (1,365,115)
======================================================================================================
EARNINGS (LOSS) PER SHARE (note 9)                        $       0.00    $      (0.03)   $      (0.02)
======================================================================================================
WEIGHTED AVERAGE SHARES                                     12,531,192      11,694,000      11,688,247
======================================================================================================


AYOTTE MUSIC INC.

Statements of Cash Flows
Years Ended February 28, 2001, February 29, 2000 and February 28, 1999
--------------------------------------------------------------------------------------------------------
                                                                         2001         2000         1999
--------------------------------------------------------------------------------------------------------


CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss) for the year                                    $  17,395    $(288,256)   $(270,347)
  Adjustments for:
    Amortization of capital assets                                     50,678       59,919       81,390
    Loss on sale of assets                                               --           --          2,155
--------------------------------------------------------------------------------------------------------

                                                                       68,073     (228,337)    (186,802)

Changes in non-cash working capital
  Decrease (increase) in accounts receivable                           81,048      531,775     (118,013)
  Decrease (increase) in inventories                                    6,287      199,957      (75,749)
  Decrease (increase) in prepaid expenses                             (22,988)       6,480       (9,923)
  Increase (decrease) in accounts payable and accrued liabilities     (36,962)    (159,398)      70,218
--------------------------------------------------------------------------------------------------------

                                                                       95,458      350,477     (320,269)
--------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of capital assets (net of disposals)                        (7,980)      (4,482)     (16,537)
--------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of share capital                                           503,335         --         15,000
  Share issue costs                                                      --           --        (33,520)
  Capital leases                                                       (1,337)     (40,878)     (36,781)
--------------------------------------------------------------------------------------------------------

                                                                      501,998      (40,878)     (55,301)
--------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH                                           589,476      305,117     (392,107)

CASH, beginning of year                                               348,742       43,625      435,732
--------------------------------------------------------------------------------------------------------

CASH, end of year                                                   $ 938,218    $ 348,742    $  43,625
========================================================================================================

AYOTTE MUSIC INC.

Notes to Financial Statements
February 28, 2001, February 29, 2000 and February 28, 1999


These financial statements are presented in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").

1.       OPERATIONS

         Ayotte Music Inc. ("Ayotte" or the "Company") is a British Columbia corporation in the business of manufacturing drums for the music entertainment industry.

2.       SIGNIFICANT ACCOUNTING POLICIES

         a)       Inventories

                  Inventories are valued at the lower of cost and net realizable value. Cost is determined under the specific identification method. Inventory is comprised primarily of custom-made drum kits.

         b)       Capital Assets

                  Capital assets are recorded at cost. Amortization is provided on a declining- balance basis over the estimated useful lives of the assets at an annual rate of 20%. Computer software is amortized at 100%. One-half of the amortization is provided for in the year of acquisition.

         c)       Foreign Exchange

                  Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rates in effect at year-end. Revenues and expenses are translated at the exchange rate prevailing at the time of the transactions. Transaction gains or losses are reflected in operations.

                  All revenue from direct sales into the United States is received in US dollars. As the Company's main operations are located in Canada, a significant portion of expenses are incurred in Canadian dollars, therefore, the Canadian dollar is considered the functional currency for measuring transactions. Foreign currency translation gains and losses arising from normal business operations are credited to or charged against other income for the period incurred.

AYOTTE MUSIC INC.

Notes to Financial Statements
February 28, 2001, February 29, 2000 and February 28, 1999




2.       SIGNIFICANT ACCOUNTING PRINCIPLES (cont'd)

         d)       Revenue Recognition

                  The Company earns revenue from internet and direct sales, as well as sales to dealers.

                  (i)      Dealers

                           Revenue from sales to dealers is recognized and recorded upon shipment of the completed product. The product is invoiced upon shipment, as this is a requirement for cross-border transactions.

                  (ii)     Internet and Direct Sales

                           Revenues from sales on the internet and direct sales are received, recognized and recorded upon shipment of the completed product. Shipping occurs upon receipt of full payment for product.

         e)       Use of Estimates

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

         f)       Earnings (Loss) Per Share

                  Earnings (loss) per share is computed using the weighted average number of shares outstanding during the year. Effective for the year ended February 28, 1998, the Company adopted SFAS No. 128 "Earnings per Share".

         g)       Advertising Expense

                  The Company expenses advertising costs as incurred.

         h)       Cash and Cash Equivalents

                  Cash equivalents are comprised of certain highly liquid instruments with a maturity of three months or less when purchased. As at February 28, 2001, February 29, 2000 and February 28, 1999, cash and cash equivalents consisted of cash only.

AYOTTE MUSIC INC.

Notes to Financial Statements
February 28, 2001, February 29, 2000 and February 28, 1999




3.       FINANCIAL INSTRUMENTS

         The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and obligations under capital leases. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

4.       CAPITAL ASSETS


                                                                           Net Book Value
                                               Accumulated        ------------------------------
                                             Cost Amortization       2001        2000       1999
                                             -----------------       ----        ----       ----
 Manufacturing equipment                    $385,964   $290,001   $ 95,963   $ 73,992   $ 89,318
 Furniture and office equipment               93,870     57,267     36,603     21,262     24,226
 Leasehold improvements                      178,218    119,093     59,125     73,907     92,384
 Automobile                                   30,741     22,683      8,058     10,073     12,592
 Software                                     16,272     14,881      1,391       --         --
 Assets acquired under capital leases           --         --         --       64,604     80,755
------------------------------------------------------------------------------------------------
                                            $705,065   $503,925   $201,140   $243,838   $299,275
================================================================================================

         The Company retained ownership of all equipment under capital lease in March 2000. The assets have been reallocated to their appropriate classes and will be amortized on the same basis as in the past.

5.       OBLIGATIONS UNDER LEASE

         Premises

         The Company's lease has expired and, until such time as a new lease is negotiated, the Company and their landlord will carry on in good faith on a month-to-month basis until such time as the lease is renewed. The current monthly payment is $9,850 (including all operating costs).

6.       SHARE CAPITAL

         a)       Authorized:

                  Unlimited         Voting common shares without par value
                  Unlimited         Preferred shares

AYOTTE MUSIC INC.

Notes to Financial Statements
February 28, 2001, February 29, 2000 and February 28, 1999




         Issued and outstanding:


COMMON                                      NUMBER OF SHARES        AMOUNT

BALANCE FEBRUARY 28, 1998                       11,644,000      $  2,544,257
Issued for cash                                     50,000            15,000
Share issue costs                                        -           (33,520)
BALANCE FEBRUARY 28, 1999 AND                   11,694,000      $  2,525,737
FEBRUARY 29, 2000
Issued for cash through Private                  1,235,000           494,000
Placement ((note 6(b))                             150,000            15,000
Issued for cash                                          -            (5,665)
Share issue costs
BALANCE FEBRUARY 28, 2001                       13,079,000      $  3,029,072
=============================================================================

         b) During the year, 1,235,000 warrants were issued with the Private Placement. Each warrant can be exercised at a price of $0.60 for the period of June 14, 2000 until June 14, 2001, and then at a price of $0.80 prior to June 14, 2002.

                  As a result, the potential fully-diluted amount of common shares outstanding with respect to warrants issued during the private placement is 1,235,000.

7.       INCOME TAXES

         The Company is not subject to current taxes because of operating losses. As at February 28, 2001, the Company has estimated non-capital losses of $1,871,300, which may be used to offset taxable income of future years. If unused, the losses will expire as follows:


                  2002                   $       218,300
                  2003                           275,400
                  2004                           317,100
                  2005                           178,200
                  2006                           389,600
                  2007                           418,700
                  2008                            74,000
                  ---------------------------------------
                                         $     1,871,300
                  =======================================

AYOTTE MUSIC INC.

Notes to Financial Statements
February 28, 2001, February 29, 2000 and February 28, 1999



7.       INCOME TAXES (cont'd)

         A deferred tax asset of $692,381 (2000 - $654,702; 1999 - $468,320) are offset by an allowance of the same amount.

8.       RELATED PARTY TRANSACTIONS

         Included  in expenses  is $68,000  (2000 - $48,000;  1999 - $78,000) of consulting and management fees paid to a shareholder of the Company and another company owned by a director.

9.       EARNINGS (LOSS) PER SHARE

         The earnings (loss) per share figures are calculated using the weighted average number of shares outstanding during the year. Fully diluted earnings (loss) per share is not calculated, as the effect on earnings
         (loss) per share is of no significance. Potential equity issuances that may dilute earnings (loss) per share in the future are disclosed in note 6(b).


                                                       2001           2000            1999
                                                       ----           ----            ----
Net income (loss) for year                     $     17,395   $   (288,256)   $   (270,347)
Weighted average shares outstanding              12,531,192     11,694,000      11,688,247
Earnings (loss) per share                      $       0.00   $      (0.03)   $      (0.02)
===========================================================================================

10.      COMPARATIVE FIGURES

         Certain figures for 2000 and 1999 have been restated to conform to the presentation adopted for the year 2001.

11.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which may differ, in certain respects, from generally accepted accounting standards in the United States ("U.S. GAAS"). There are no material differences between Canadian GAAP and U.S. GAAS in relation to these financial statements.