Form 20-F
period 2001-12-31
AYOTTE MUSIC INC
filed 2002-08-01
CIK 1114727

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(Mark One)
         REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE
-----    SECURITIES EXCHANGE ACT OF 1934.
                                       OR
         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
------   EXCHANGE ACT OF 1934, FOR THE FISCAL YEAR ENDED ________________.
                                       OR
  X      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
-----    EXCHANGE ACT OF 1934:  Ten Months Ended December 31, 2001

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

                   c/o Suite 2200, 1055 West Hastings Street,
                    British Columbia, Canada V6E 2E9
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

     Title of each class            Name of each exchange on which registered
----------------------------     -----------------------------------------------


Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                (Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
--------------------------------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 14,494,000 SHARES OF COMMON STOCK.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) ___ YES X NO, and (2) has been subject to such filing requirements for the past 90 days. X YES ___ NO. Indicate which financial statement item the registrant elects to follow: X ITEM 17 ___ ITEM 18.

                                AYOTTE MUSIC INC.

                                TABLE OF CONTENTS

                                                                        Page No.
                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisors................3

Item 2.  Offer Statistics and Expected Timetable..............................3

Item 3.  Key Information......................................................3

Item 4.  Information on the Company...........................................5

Item 5.  Operating and Financial Review and Prospects........................11

Item 6.  Directors, Senior Management and Employees..........................14

Item 7.  Major Shareholders and Related Party Transactions...................17

Item 8.  Financial Information...............................................17

Item 9.  The Offer and Listing ..............................................17

Item 10. Additional Information. ............................................18

Item 11.  Quantitative and Qualitative Disclosures About Market Risk ........24

Item 12.  Description of Securities Other Than Equity Securities ............24

                                     PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies ...................24

Item 14.  Material Modifications to the Rights of
          Security Holders and Use of Proceeds...............................24

Items 15 and 16 [Reserved by SEC]............................................24

                                    PART III

Item 17.  Financial Statements...............................................25

Item 18.  Financial Statements...............................................25

Item 19.  Exhibits...........................................................25

Signatures...................................................................26

                                     PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS. Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE.  Not applicable.

ITEM 3.   KEY INFORMATION.

         A.   SELECTED FINANCIAL DATA.

         In January 2002, the Company changed its fiscal year to calendar year ending December 31. The table below provides selected financial information about us covering the past four fiscal financial years ended February 28, and the ten months ended December 31, 2001. This information, and all other financial information in this report, is stated in Canadian dollars unless otherwise noted. For information about the two fiscal years ended February 28, 2001, and the 10 months ending December 31, 2001 (the conclusion of the first new fiscal year), please see the financial statements and auditor's report. This report does not contain financial statements for the two fiscal years ended February 28, 1998.

         Note that the financial information is presented on the basis of generally accepted accounting principles in Canada. There are no material differences from applying these principles compared to applying United States generally accepted accounting principles. Please see the auditor's report.

                                FIVE YEAR SUMMARY


                                                Ten Months                 Fiscal Years Ended Feb. 28,
                                                Ended Dec.   ------------------------------------------------------
OPERATING AND BALANCE SHEET DATA                 31, 2001        2001           2000          1999          1998
                                                ----------       ----           ----          ----          ----

Sales, net of excise duties and taxes          $ 1,128,289   $ 1,518,011   $ 2,019,985   $ 2,633,421   $ 2,011,739
Net earnings (loss)                               (234,722)       17,395      (288,256)     (270,347)     (220,765)
Earnings (loss) per common share  basic*             (0.02)      -0-            (0.025)        (0.02)        (0.05)
Capital lease obligations                          -0-           -0-           -0-            14,566        44,742
Total assets                                   $ 1,459,955     1,519,664     1,037,233     1,525,765     1,181,195
Total long-term debt                               -0-           -0-           -0-           -0-           -0-
Dividends per common share                         -0-           -0-           -0-           -0-           -0-
Dividends per preferred share                      -0-           -0-           -0-           -0-           -0-

         *See Note 9 to the Financial Statements for information on calculation of this data. Fully diluted data is not presented above, as the effect of including the potential shares is insignificant.

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

         RISK FACTORS

         UNLESS AND UNTIL WE CLOSE OUR CONTRACT TO ACQUIRE VERB, WE HAVE NO OPERATING BUSINESS. On January 14, 2002 (effective as of January 1, 2002) the company sold all its assets related to the drum business for $400,000 ($200,000 cash and a secured promissory note for $200,000) and a royalty on the purchaser's net profits. On May 1, 2002 the company signed an agreement to acquire Verb Exchange, Inc. ("Verb") in a reverse takeover transaction. In connection with the proposed acquisition, we have loaned cash to Verb ($600,000 at December 31, 2001, which has increased to a total of $1,727,808 at June 30,
2002), and our shareholders have approved the acquisition. However, pursuant to the agreement with Verb and the requirements of the TSX Venture Exchange, we can't close the acquisition until $700,000 of additional capital is raised. See
Item 4, "Information on the Company - Sale of Drum Business and Agreement with Verb."

         Unless and until the Verb acquisition is closed, the company's assets will consist of limited cash ($90,000 at June 30, 2002), promissory notes from Verb, and the promissory note from the purchaser of the drum business.

         Closing of the Verb acquisition will be reported immediately thereafter on Form 6-K.

         IF THE VERB ACQUISITION IS CLOSED, THE RESULTING COMPANY WILL REQUIRE MORE CAPITAL TO FULLY IMPLEMENT ITS BUSINESS. We expect that if the Verb acquisition is closed, thereafter the company will have sufficient capital to operate for the next 12 months. However, substantial additional capital will be required to fully implement Verb's business strategy. Verb has incurred losses to date in developing its business, and losses are expected to continue into mid-2004.

         IF WE HAVE TO RAISE DEBT FINANCING OR SELL SECURITIES IN THE FUTURE, YOUR RIGHTS AND THE VALUE OF YOUR INVESTMENT IN THE COMMON STOCK COULD BE REDUCED. If we issue debt securities, the lenders would have a claim to our assets that would be superior to the stockholder rights. Interest on the debt would increase costs and negatively impact operating results. If we issue more common stock or any preferred stock, your percentage ownership will decrease and your stock may experience additional dilution, and the holders of preferred stock (called preference securities in Canada) may have rights, preferences and privileges which are superior to (more favorable) the rights of holders of the common stock. It is likely the company will sell securities in the future. The terms of such future transactions presently are not determinable.

         IF THE MARKET FOR OUR COMMON STOCK IS ILLIQUID IN THE FUTURE, YOU COULD ENCOUNTER DIFFICULTY IF YOU TRY TO SELL YOUR STOCK. Our common stock is currently trading on the TSX Venture Exchange but an active trading market may not be sustained. If there is no active trading market for our common stock, you may not be able to resell your shares at any price, if at all. It is possible that the trading market for the common stock in the future will be "thin" or "illiquid," which could result in increased volatility in trading prices. These future prices cannot be predicted, and will be determined by the market. The prices may be influenced by investors' perceptions of us and general economic conditions. Until our financial performance indicates substantial success in executing our business model, it is unlikely that significant coverage by stock market analysts will be extended to us. Without such coverage, institutional investors are not likely to buy our stock. Until such time, if ever, as such coverage by analysts and wider market interest develops, the market may have a limited capacity to absorb significant amounts of trading volumes. You should read the next risk factor in connection with this discussion. Presently our stock is not listed for trading in the United States.

         YOUR LEGAL RECOURSE AS A UNITED STATES INVESTOR COULD BE LIMITED. Our company is incorporated under the laws of the federal jurisdiction of Canada. Our assets (and most of Verb's assets) are located in Canada. Our directors and officers and certain of the experts named in this prospectus are residents of Canada, and all or a substantial portion of their assets are located outside the United States. As a result, if any of our shareholders were to bring a lawsuit against our officers, directors or experts in the United States it may be difficult for them to effect service of legal process in the united States on those people who are not residents of the United States based upon civil liability under the Securities Act of 1933 or the Securities Exchange Act of 1934. In addition, we have been advised that a judgment of a United States court based solely upon civil liability under these laws would probably be enforceable in Canada if the U.S. court in which the judgment were obtained had a basis for jurisdiction in the matter. We also have been advised that there is substantial doubt whether an action could be brought successfully in Canada in the first instance on the basis of liability predicated solely upon the United States' laws.

ITEM 4.  INFORMATION ON THE COMPANY.

         A.   HISTORY AND DEVELOPMENT OF THE COMPANY.

         Through December 31, 2001, the company was in the business of making and selling music drums and drum-related accessories and products under the commercial name "Ayotte." The following information is presented for the 10 months ended December 31, 2001. We sold the drum business (subject to related liabilities) as of January 1, 2002 (see "Sale of Drum Business and Agreement with Verb"). Most of the products are used by professional and semi-professional musicians in rock-n-roll and jazz venues. We believe the "WoodHoop" drums are a superior high-end product. They are hand-crafted from maple and artistically finished, and incorporate significant unique performance features.

         1, 2. Our legal name is "Ayotte Music, Inc." Our corporate charter has an indefinite term of existence. Our registered office in Canada is located at 1055 West Hastings Street, Suite 2200, Vancouver, B.C. V6E 2E9 (Roderick W. Kirkham, attorney). Our manufacturing and office facility is located at 2060 Pine Street, Vancouver, BC, Canada V6J 4P8. We do not have an agent in the United States.

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

         5, 6. Since March 1, 1998 we have invested approximately $26,500 in principal capital expen- ditures for manufacturing and office equipment. In the 10 months ended December 31, 2001, we did not divest any substantial amounts of such equipment, but on January 14, 2002, we sold the equipment (see "Sale of Drum Business and Agreement with Verb"). Presently we have no plans to buy or divest significant amounts of capital equipment.

         7. There have bee no public or private takeover offers or efforts by third parties in respect of our shares, or by us in respect of other companies' shares, in fiscal 2000 or 2001, or the 10 months ended December 31, 2001.

         SALE OF DRUM BUSINESS AND AGREEMENT WITH VERB

         SALE OF DRUM BUSINESS

         On November 30, 2001, the company signed an agreement to sell (subject to approval by the corporation's shareholders, obtained January 4, 2002) to Shetland Enterprises Ltd. (the "purchaser") all assets related to the core business of manufacturing and selling drums and related products, subject to related liabilities. The sale was completed to be effective as of January 1, 2002. The primary objective of the sale was to clear the company of the drum business in order to make the corporation more attractive for an eventual reverse take-over (acquisition of a new business). The assets sold included all tangible and intangible assets (equipment, finished and raw inventory, work in progress, accounts receivable, distribution contracts, and intellectual property including patents, copyrights, trademarks and internet web site (URL)), and excluded cash; liabilities included all trade payables, lease obligations, and payroll obligations and other obligations to employees.

         The purchase price was $400,000, payable $200,000 at closing and the $200,000 balance in vendor take back financing, and in addition, for so long as any of the balance is outstanding, a royalty of 5% of the net profit of the purchaser (determined before taxes, bonuses and profit sharing) for each year or part thereof any balance is outstanding (if the latter, the royalty will be pro rated for that part of the year when a balance is outstanding). The $200,000 balance will bear interest at 7% per year, to accumulate until December 31, 2002, when accrued interest will be capitalized and added to the balance. The new balance will be payable in 36 equal payments of principal and interest, starting February 1, 2003 through January 1, 2006. The debt is secured by a general security interest in all the sold assets, and by the personal guarantees of the principals of the purchaser.

         In connection with the sale, in January 2002 we paid a business brokerage fee of $28,000 cash.

         AGREEMENT WITH VERB

         On May 1, 2002, we signed an arrangement agreement with Verb Exchange, Inc., a private B.C. company incorporated January 14, 2000, and based in Vancouver, British Columbia. Verb develops and sells hardware and software based solutions for the telecommunications needs of business organizations and business professionals. This essentially involves the enhancement of telecommunications devices, so that users can actively manage and control incoming and outgoing messages. In the past 12 months, Verb products have reached the commercialization stage, although presently Verb is still in the development stage and revenues have been minimal. Research and development of Verb products will be continuous.

         At completion of the acquisition transaction, the company will change its name to "Verb Exchange, Inc." and Verb will be a wholly-owned subsidiary of the company (changing its name to "Verb Exchange (Management), Inc."). The company will have issued and outstanding 11,671,790 shares of common stock, including 3,288,800 shares held by current shareholders after a reverse split of the outstanding shares on a 5 for 1 basis, and 5,152,925 new shares to be issued to the Verb shareholders pro rata in exchange for their share ownership in Verb. 29,940 shares will be issued to pay the Sponsorship Fee, 900,125 shares will be issued upon the exercise of the Ayotte Special Warrants, 300,000 shares will be issued to satisfy all Finders' Fees, and 2,000,000 shares are to be issued pursuant to Subsequent Financing. The number of shares to be issued to Verb's shareholders could be reduced if Verb's aggregate liabilities exceed US$200,000 when the acquisition is completed (the company's loans to Verb will be eliminated as of closing).

         As of the date of this report, the shareholders of the company and of Verb separately have approved the acquisition transaction In addition, the shareholders of the company have provisionally elected the six directors of Verb to the board of directors of the company; these individuals will take office when the acquisition transaction is completed, and two of the three current directors of the company will resign (Louis Eisman, presently a director, will continue on as the seventh director).

         With two exceptions, the principal conditions to complete the acquisition transaction have been fulfilled. One of the conditions remaining to be fulfilled is obtaining a final order of the Supreme Court of British Columbia) approving the transaction, which approval is required by the Canada Business Corporations Act (an interim approval order of the Court was obtained in May 2002).

         The other unfulfilled condition is that there be sufficient capital in the company when the acquisition is completed to sustain Verb's business plan for 12 months. This is a requirement of the TSX Venture Exchange. Prior arrangements to have this capital raised by Verb before the expected completion date in early July 2002 were unsuccessful. The TSX Venture Exchange has advised us that $700,000 will have to be raised. We anticipate the necessary funding will be raised, and the acquisition completed, in early September 2002.

         Pursuant to an agreement in principle with Verb dated November 27, 2001, the company agreed to loan cash to Verb pending completion of the acquisition transaction. Loans to Verb ($600,000 at December 31, 2001 and $1,727,808 at June 30, 2002) are secured with Verb's assets and a pledge of (security interest in) the shares of Verb held by its principal shareholders. The loan and security therefor will be eliminated at completion of the acquisition transaction.

         B.       BUSINESS OVERVIEW.

         We succeeded in establishing a small but loyal market share for Ayotte Custom Drums, and a growing number of well known percussionists voluntarily endorsed our products. "Voluntary endorse" means that the drummer (artist) approached the company with a desire to play the company's drums for reasons other than financial considerations. We didn't pay artists to play their drums. There were two levels of endorsers:

         To supplement our traditional products distribution through music instrument dealers, on November 26, 1999 we commenced a new internet based "e-commerce initiative" by selling products directly to consumers at significant discounts.

         Until the end of calendar 2001, our fiscal year ran from March 1 through February 28; the fiscal year was changed to the calendar year in January 2002. Our financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). In some respects financial statements prepared under Canadian GAAP may differ materially from financial statements prepared under United States Generally Accepted Accounting Principles ("US GAAP").

As of December 31, 2001 there were no material differences in result between the two GAAP presentations. Please see note 12 to the financial statements.

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

         This table shows the exchange rate for the Canadian Dollar for the five fiscal years ended February 28, 2001, and the calendar year ended December 31, 2001. The rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Shown are the average number of Canadian dollars required under the rate formula to buy one United States dollar during the period (using only the exchange rates on the last day of each month).

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

         At July 16, 2002, US$1.00 equaled Cdn.$1.5365.

         PRODUCTS

         We made custom "WoodHoop" and "SteelHoop" drums using high quality maple, which is widely recognized as the most desirable wood for drums. All drums can be ordered in custom dimensions, colors and finishes. The WoodHoop drums are unique in the market and produce a product with superior performance characteristics. Ayotte drums utilized the patented TuneLock Tension System, incorporating a drum clamp bracket, which is characterized by its ability to maintain the tuning of a drum over a long period of time and through vigorous playing. It also reduces the tuning time required after a drumhead has been changed. We believe that the Wood Hoop, in addition to being aesthetically pleasing, allows a wider range of sound and superior tonal qualities than our competitors' products. Our products were at the top end of the market in terms of price.

         The Ayotte Custom Drum Series was manufactured to order based on the customers specific requirements. The principal raw components of each drum, including unfinished wood shells in a range of sizes which are outsourced from external suppliers, were processed and assembled at our Vancouver plant to fill each product order. Every wood shell was custom finished through labor-intensive steps to achieve an extremely high degree of finish and color uniformity. Although we stocked a few oft-ordered sizes and colors to have on hand, we also made different customized colors and finishes as requested by customers, and kept an exact history of how we made each color so we could make another batch if needed for replacement or other purposes. We believe that much of our favorable reputation was due to this amount of personal attention.

         Tay-e Corporation, Taipei, Taiwan, was the sole source manufacturer for the chrome hardware used on our drums. This hardware was an integral part of our product line. There was no written contract with Tay-e. The maplewood drums were made to our specifications by an external supplier in the northeast United States.

         SERVICES

         Our products were sold with lifetime warranty against defects in manufacture or materials. Through December 31, 2001, we spent an immaterial amount to honor our warranty and therefor did not establish a warranty reserve on the books.

         MARKETS FOR AND METHODS OF DISTRIBUTION OF PRODUCTS

         DISTRIBUTION - DEALERS. From the early 1990s until November, 1999 we distributed our products exclusively through musical instrument dealers and we relied completely on their sales of our products. Just prior to starting our internet web site selling effort in November 1999 we had increased the number of outlets to more than 350 third-party dealer locations worldwide. About 85% of the dealers were in the United States; the rest mostly were in Canada and Europe. The majority of the outlets are small business operations which cater to local musicians. We don't have written or oral contracts with dealers for any period of time. Orders through United States dealers had to be paid in full before shipment date (Canadian dealers have 30 days after shipment to pay in full). No down payments were required on any dealer orders. We requested but didn't require new dealers to "buy in" a limited amount of products for the show room floor.

         Sales throughout fiscal 1999, 2000 and 2001 were about 80% to United States residents, 15% to Canadian residents, and the balance to the United Kingdom and Europe. This geographic mix of customers did not change significantly when we added the internet marketing channel. Cash flow never has been seasonally related, although the summer months were somewhat slower than the rest of the year.

         DISTRIBUTION - INTERNET. In the third quarter of fiscal 2000 we believed we could supplement our selling through dealers by developing and selling direct to customers through an internet site. From November, 1999 until we sold the drum business, we were selling through the site
"www.ayottedrums.com."

         The addition of direct sales over the internet had several immediate impacts. Overall, the addition of internet sales to the traditional dealer distribution channel overall showed operating profits for fiscal 2001 even though we sold fewer units compared to the pre-internet era, because we made more per internet sale than per dealer sale. We estimate that for fiscal 2001, unit volumes averaged about 80% direct through the web site and 20% through U.S. and Canadian. We paid for business expansion costs (primarily marketing and web site improvements) in 2001 which offset some of our operating profits in 2001.

         Until the event of September 11, 2001, volumes and margin were somewhat improved compared to the first eight moths of 2001. However, from September 11, 2001 until we sold the drum business (January 2002), sales dropped to low levels, and we lost $244,029 from operations for the 10 months ended December 31, 2001.

         COMPETITION AND MARKETS. The market in which we competed was the drum set component of musical percussion instruments. The world's largest drum manufacturer is Pearl Corporation, Japan, producing approximately 80,000 drum kits per annum (50% of which are sold in the United States). According to a music industry census completed by the industry journal "Music Trades" (April
1997), the
market value for musical instruments in the United States was estimated at US$5.6 billion in 1996. It was estimated that the percussion share was US$175 million (3.5%) of such market. We believe that the United States market represents one-half of the world market for musical instruments (see below).

         The largest musical instrument manufacturer in the world is Yamaha, which reported 1994 sales in the United States (excluding sporting goods and home audio) of US$600 million. Peavey, the second largest manufacturer, had sales of US$353 million, employed 2,370 people and utilized 1.3 million square feet of manufacturing facilities.

         We competed with the other drum manufacturers on a worldwide basis, although the market for drum kits is primarily in the Northern Hemisphere with some pockets in South America, Southeast Asia, Africa and Australia. The dominant competitors in this industry are Yamaha, Pearl, and Drum Workshop.

         PROPRIETARY TECHNOLOGY. We relied on a combination of patent law, trademark law, trade secrets, and internal confidentiality procedures to protect our proprietary rights.

         We spent nothing on research and development work related to improving our product lines in fiscal 2000 or 2001, or in the 10 months ended December 31, 2001.

         There has been no financial or operation effect of environmental protection on our capital expenditures, earnings or competitive position.

         FOREIGN OPERATIONS

         We had no material foreign operations related to manufacturing.

         We had a material amount of foreign sales in the 10 months ended December 31, 2001: 80% to the customers in the United States and 3% to customers elsewhere (17% to customers in Canada), i.e. sales outside of North America. In fiscal 2001, foreign sales totaled $209,616 (13.8%) of total sales.

         C.   ORGANIZATIONAL STRUCTURE.  Not applicable.

         D.   PROPERTY, PLANTS AND EQUIPMENT.

         Our manufacturing facility and head office were located in leased premises at 2060 Pine Street in Vancouver, British Columbia: two floors of approximately 11,000 square feet of mixed office and manu- facturing space. This lease was assumed by the purchaser of the drum business.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

         A.   OPERATING RESULTS.

         RESULTS OF OPERATIONS (10 MONTHS ENDED DECEMBER 31, 2001 TO (THE FORMER FISCAL) YEAR (12 MONTHS) ENDED FEBRUARY 28, 2001

         Sales for the 10 month period ending December 31, 2001 were $1,128,289 compared to $1,518,011 for the 12 months ended February 28, 2001. Cost of sales for the 10 month period were $745,992 compared to $810,148 for the 12 month period ended February 28, 2001, resulting in a gross margin of $382,297 compared to $707,863 for the compared period. Overall expenses were not significantly out of proportion period to period, however, because of the September 11, 2001 event, product sales dropped and finished and unfinished inventory increased. For the 10 month period, cost of goods was 66% of sales, compared to 53% in the compared period.

         For the 10 month period, we recorded a loss from operations of $244,029, compared to $51,004 for the compared period. Other income was $68,399 in the compared period, which decreased to only $9,307 for the 10 month period.

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

         The move to the internet produced significant cost savings. The ability to process credit cards in real time and the requirement for prepayment greatly improved cash flow and reduced the risk of bad debt. The net sale price to consumers is greater than the net sale price was to dealers, creating greater margin.

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

         B.   LIQUIDITY AND CAPITAL RESOURCES

         DECEMBER 31, 2001 COMPARED TO FEBRUARY 29, 2001

         Working capital at December 31, 2001 was $578,367 compared to $1,190,940 at February 28, 2001, reflecting the loans of $600,000 to Verb in November and December 2001, and payment of expenses to sustain operations after sales dropped following September 11, 2001.

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

         D.   TREND INFORMATION.

         Not Applicable.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

         A. DIRECTORS AND SENIOR MANAGEMENT. The following table sets forth the name, municipality of residence, positions with us and principal occupation of each of our directors and officers:


NAME AND                                                                                                       OTHER POSITION
MUNICIPALITY OF            YEAR FIRST       YEAR TERM          PRINCIPAL OCCUPATION AND POSITIONS              OR OFFICE WITH
RESIDENCE                  ELECTED (1)      EXPIRES            DURING LAST FIVE YEARS                          THE CORPORATION

Louis Eisman               1998             2003               Private equity capital investor, 1991 to        Chairman,
3704 Pine Crescent                          (Directors         present                                         Interim President
Vancouver, B.C.                             Elected                                                            and Director
V6J 4K3                                     Annually)

Michael Fugman             1998             2003(2)            President of Gault Distribution Inc., a         Director
10891 Bromley Place                         (Directors         wholesale distributor in business for 98
Richmond, B.C.                              Elected            years
V7A 4J5                                     Annually)

Don Mazankowski            1999             2003(2)            General Manager, Ayotte Music Inc.              Director,
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

         (2) This person will cease being a director at completion of the Verb acquisition.

         There are 2,359,892 shares owned by officers and directors, including shares held by their relatives, but not including 313,000 "special warrants" held by Eisman Holdings Ltd. An additional 3,062,642 shares are held by a venture capital corporation of which Michael Fugman (director) is an officer, director and a minority shareholder (under SEC rules, all of the VCC's shares are deemed controlled and beneficially owned by Mr. Fugman). Therefore, under SEC rules, a total of 5,422,534 shares (33%) are owned or controlled by our officers and directors. This percentage does not reflect 4,500,624 shares and warrants to purchase 4,500,624 shares, which shares and warrants underlie 4,500,624 "special warrants" sold in April 2002. Resale of all of these shares will be subject to SEC rule 144.

         B. COMPENSATION. In the 10 months ended December 31, 2001 we paid a total of $91,500 to all our officers and directors as a group, for services in all capacities, including the salary paid to Mr. Mazankowski as General Manager.

         The following table sets forth certain information regarding the compensation we paid or accrued to or for the account of the Chairman of the board of directors (and Interim President and Chief Executive Officer) and the General Manager for services rendered in all capacities to us during each of the two fiscal years ending February 28, 2001, and for the 10 months ended December 31, 2002. No other executive officer received total annual salary and bonus in excess of $100,000. We do not have any long term compensation plan, other than stock options.

                           SUMMARY COMPENSATION TABLE

                                                               ANNUAL COMPENSATION
                                                     -----------------------------------------
                                       FISCAL                                     OTHER ANNUAL
     NAME AND POSITION                 YEAR           SALARY       BONUSES        COMPENSATION
     -----------------                 ----           ------       -------        ------------
Louis Eisman, Chairman
and Interim President                   *            $   -0-       $   -0-          $40,000
                                       2001          $   -0-       $   -0-          $48,000(1)
                                       2000          $   -0-       $   -0-          $48,000


Don Mazankowski, General Manager        *            $51,500       $   -0-          $   -0-
                                       2001          $61,800       $   -0-          $   -0-
                                       2000          $60,000       $   -0-          $   -0-

         *    10 months ended December 31, 2001.

         (1) Does not include $20,139 paid to Mr. Eisman as reimbursement of expenses. See note 8 to the financial statements.

         We don't have written employment agreements with Louis Eisman or Don Mazankowski. We pay Mr. Eisman $4,000 per month and Mr. Mazankowski $61,800 per year under verbal employment agreements. Each employment agreement is terminable at the will of the employee or the Company. At December 31,

2001, there were options outstanding to purchase 950,000 shares at $0.10; all these options were exercised in January 2002. See note 6(d) to the financial statements.

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

         D.   EMPLOYEES.

         Through December 31, 2001, we had 15 employees. Since selling the drum business, we employ only Mr. Eisman and Mr. Mazankowski.

         E. SHARE OWNERSHIP. Our directors own or control the indicated shares of common stock; percentages are based on the 16,444,000 shares outstanding when this report is filed.

NAME                              NO. OF SHARES          PERCENTAGE

Michael Fugman                    3,812,642 (1)             23.2%
10891 Bromley Place
Richmond, B.C. V7A 4J5

Louis Eisman                      2,038,510 (2)             12.4%
3704 Pine Crescent
Vancouver, B.C. V6J 4K3

Don Mazankowski                     159,000                  (3)
2745 Trafalgar Street
Vancouver, B.C. V6K 3T7

Officers and directors total      5,795,010                 44.3%

         (1) Includes 3,062,642 shares held by Ayotte Music (VCC) Ltd., and 750,000 shares held by Mr. Fugman and his wife and children. Mr. Fugman is a control person (officer, director and minor shareholder) of Ayotte Music (VCC) Ltd.

         (2) Includes 1,450,892 shares held by Eisman Holdings Ltd, a private company controlled by Mr. Eisman, and 587,618 shares held by Marion Eisman, his wife. Mr. Eisman disclaims beneficial ownership and investment control over all of the 587,618 shares held by his wife. Does not include 313,000 "special warrants" held by Eisman Holdings Ltd.

         (3) Less than 1%.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

         A. MAJOR SHAREHOLDERS. To our knowledge, the following are the shareholders (excluding our directors) who own of record or beneficially, directly or indirectly, or exercise control or direction over shares carrying more than 5% of the voting rights attached to all 16,444,000 shares of the company outstanding as of June 30, 2002. We have approximately 49 shareholders of record. The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of CDS & Co. is not known to us. Nearly all shareholders we can identify are Canadian residents; approximately 50,000 shares are held by United States residents but we cannot identify their beneficial owners, and do not know under what circumstances such persons came to own our stock. There are no restrictions on non-Canadians owning our shares. We have not engaged in any stock promoting activities in the United States as of the date of this report. There is no United States trading market for the shares as of the date of this report, and the shares are not listed for trading on any securities exchange or approved for trading in any trading medium in the United States.


                                   NO. OF VOTING SHARES         PERCENTAGE OF OUTSTANDING VOTING
NAME OF SHAREHOLDER               (COMMON SHARES) OWNED              SHARES (COMMON SHARES)

CDS & Co.(1)                            13,864,541                           84.31%
25 The Esplanade
P.  O.  Box 1038, Ste. A
Toronto, Ontario M5W 1G5

Valor Invest Ltd.                       2,000,000                            12.16%

(1) CDS & Co. holds this number of shares in street name for brokerage firms. The identity of customers whom such brokers hold the shares is not known to us.

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

ITEM 9.  THE OFFER AND LISTING.

         A. OFFER AND LISTING DETAILS. The company's common shares are traded on the TSX Venture Exchange under the symbol AYO. The shares are not listed on any other securities exchange. All shares are registered shares.

         The following table sets forth the high and low sales prices by quarters for the fiscal years ended February 28, 2000 and 2001, and for the three calendar quarters ended December 31, 2001.


                  PERIOD            HIGH SALES PRICE     LOW SALES PRICE

                  Fiscal 2000
                    1 Qtr.               $0.08                $0.06
                    2 Qtr.               $0.07                $0.06
                    3 Qtr.               $0.05                $0.03
                    4 Qtr.               $0.52                $0.03
                  Fiscal 2001
                    1 Qtr.               $0.60                $0.28
                    2 Qtr.               $0.37                $0.25
                    3 Qtr.               $0.28                $0.10
                    4 Qtr.               $0.19                $0.07
                  Calendar 2001
                    2 Qtr.               $0.14                $0.05
                    3 Qtr.               $0.24                $0.05
                    4 Qtr.               $0.13                $0.05


         On July 18, 2002 the closing price of the common shares was $0.10 per share.

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

         The articles of incorporation also provide for issuance of an unlimited number of shares of common stock, without par value. All holders of common stock have equal voting rights, equal rights to dividends when and if declared, and equal rights to share in assets upon liquidation of the corporation. There were 14,494,000 shares of common stock issued and outstanding at December 31, 2001, and 16,440,000 shares at the date of filing this report. Shares outstanding at the filing date of this report do not include 4,500,624 shares, and another 4,500,624 shares underlying warrants exercisable for one year at $0.16 per share, which comprise the 4,500,624 "special warrants" sold in April 2002. The company has agreed to file prospectus with the TSX Venture Exchange to qualify the issuance of the shares and warrants on exercise of the special warrants; if this prospectus is not cleared by the regulators within 120 days of the closing of the private placement of the special warrants, the special warrants' terms will be adjusted by 10% to be exercisable into 4,950,686 shares and 4,950,686 warrants. All issued and outstanding shares are fully paid and non-assessable.

         No shares are held by Ayotte itself. No shares are held by subsidiaries (we have none).

         For information on issuance of shares over the past three fiscal years, please see Item 4 A above.

         There are 1,235,000 warrants to purchase shares of common stock, exercisable at $0.80 per share until June 14, 2002, when they expire.

         There were granted and outstanding options to purchase 950,000 shares at $0.10 per share at December 31, 2001. All were exercised in January 2002.

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

         F.   DIVIDENDS AND PAYING AGENTS.  Not applicable.

         G. STATEMENTS BY EXPERTS. The audit report on our financial statements in this report has been furnished by KPMG LLP, Chartered Accountants, Vancouver, British Columbia, Canada, independent accountants, and is included in this report upon the authority of that firm as experts in accounting, with their consent to such inclusion.

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

         B.   QUALITATIVE INFORMATION ABOUT MARKET RISK.  Not applicable.

         C.   INTERIM PERIODS.  Not applicable.

         D.   SAFE HARBOR.  Not applicable.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

         A.    DEBT SECURITIES.  Not applicable.

         B.    WARRANTS AND RIGHTS.

         OPTIONS TO EMPLOYEES AND DIRECTORS. As the date of this report, there were options granted and out- standing to purchase 100,000 shares which have been granted to a consultant for media and advertising (Giovanni Ruscitti), at an exercise price of $0.42 per share, expiring February 22, 2004. Note: these options have been cancelled.

         PRIVATE PLACEMENT WARRANTS. We have issued in a private financing warrants to buy 1,000,000 shares of common stock. The warrant exercise price is $0.15 per share; the warrants expire August 8, 2003.
 The warrants were sold with a like number of shares of common stock in a private financing in the 10 months ended December 31, 2001 (net proceeds of approximately $100,000), were sold to Canadian residents.

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

ITEMS 15 AND 16. [Reserved by SEC - No disclosure required]

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS.

         See the financial statements of the company for the two fiscal years ended February 28, 2001, and the 10 months ended December 31, 2001, the notes thereto, and the auditor's reports thereon, which are included in this annual report. As set forth in the notes, all of the financial information is presented in accordance with Canadian GAAP, however, as stated in the notes, there are no material differences between Canadian GAAP and United States GAAP as applied to our financial statements.

ITEM 18. FINANCIAL STATEMENTS.  Not applicable.

ITEM 19. EXHIBITS

         Exhibit No.    Description of Exhibit
         -----------    ----------------------

              3.(i)     Articles of Incorporation (including continuance
                        to federal jurisdiction of Canada)                                    *

              3.(ii)    By-laws                                                               *

              4.1       Stock Option Plan dated August 30, 1996                               *

              4.2       Form of Stock Option Agreement dated October 18, 1999                 *

              10.1      Investor relations agreement with Marketing Strategies Inc.           *

              10.2      Arrangement Agreement with Verb Exchange Inc.                        **

              99.1      Form of stock certificate                                             *

* Incorporated by reference from the like-numbered exhibit filed with our initial registration on Form 20-F (SEC File No. 0-30683, filed 5/22/2000).

**       Filed herewith.

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                                 Ayotte Music Inc.


Date:  July 29, 2002                               /s/  Louis Eisman
                                                 -------------------------------
                                                 Louis Eisman, President

KPMG
         KPMG LLP                                    Telephone (604) 691-3000
         Chartered Accountants                       Telefax   (604) 691-3031
         Vancouver BC V7Y 1K3                        www.kpmg.ca
         Canada



AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the balance sheet of Ayotte Music Inc. as at December 31, 2001 and the statements of operations and deficit and cash flows for the ten month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and the results of its operations and cash flows for the ten month period then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied, after giving retroactive effect to the change in method of accounting for income taxes and the change in accounting for earnings per share as explained in notes 2(e) and 2(g) to the financial statements, on a basis consistent with that of the preceding year.

The financial statements as at February 28, 2001 and for the years ended February 28, 2001 and February 29, 2000 were audited by other auditors who expressed an opinion without reservation on these statements in their report dated April 10, 2001.


KPMG LLP (SIGNED)

Chartered Accountants

Vancouver, Canada
January 31, 2002, except as to note 14,
   which is as of March 5, 2002



            KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is a member firm of KPMG International, a Swiss association.


AYOTTE MUSIC INC.
Balance Sheets
(Expressed in Canadian dollars)
-----------------------------------------------------------------------------------------------
                                                               December 31,        February 28,
                                                                       2001                2001
-----------------------------------------------------------------------------------------------
ASSETS

Current assets:
     Cash and cash equivalents                              $     431,369          $    938,218
     Accounts receivable                                           52,457               102,669
     Inventories                                                  233,321               245,413
     Prepaid expenses and deposits                                 22,801                31,208
-----------------------------------------------------------------------------------------------
                                                                  739,948             1,317,508

Promissory notes receivable (note 4)                              600,000                     -

Equipment and leasehold improvements (note 5)                     120,007               201,140

Patent                                                                  -                 1,016
-----------------------------------------------------------------------------------------------

                                                            $   1,459,955          $  1,519,664
===============================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable and accrued liabilities               $     140,137          $    115,061
     Deferred revenue                                              21,444                11,507
-----------------------------------------------------------------------------------------------
                                                                  161,581               126,568

Shareholders' equity:
     Share capital (note 6)                                     3,169,072             3,029,072
     Deficit                                                   (1,870,698)           (1,635,976)
-----------------------------------------------------------------------------------------------
                                                                1,298,374             1,393,096
-----------------------------------------------------------------------------------------------
                                                            $   1,459,955          $  1,519,664
===============================================================================================


Operations (note 1)
Subsequent events (notes 1 and 14)
Commitment (note 13)

See accompanying notes to financial statements,

Approved on behalf of the Board:

"LOUIS EISMAN"            Director
------------------------

"MICHAEL FUGMAN"          Director
------------------------


AYOTTE MUSIC INC.
Statements of Operations and Deficit
(Expressed in Canadian dollars)
--------------------------------------------------------------------------------------------------------------
                                                            Ten month
                                                         period ended          Year ended           Year ended
                                                         December 31,        February 28,         February 29,
                                                                 2001                2001                 2000
--------------------------------------------------------------------------------------------------------------

Sales                                                 $     1,128,289      $    1,518,011       $    2,019,985
Cost of goods sold                                            745,992             810,148            1,368,235
--------------------------------------------------------------------------------------------------------------

Gross margin                                                  382,297             707,863              651,750

Expenses:
     Advertising and promotion                                 53,353              61,901              167,274
     Amortization                                              35,770              50,678               59,919
     Automobile                                                     -                 422                1,208
     Bad debts                                                    268               4,136               65,352
     Bank charges and interest                                 25,736              35,151               30,867
     Computer and website costs                                16,258              42,217               20,608
     Insurance                                                  9,492              12,944               20,659
     Management fees (note 8)                                  59,500              68,000               48,000
     Office                                                    25,013              35,796               21,158
     Professional fees                                        128,895             110,614               71,055
     Rent                                                      95,241              76,348              102,157
     Repairs and maintenance                                      484               8,223                7,346
     Salaries and employee benefits                           147,958             187,301              272,521
     Telephone and fax                                          8,643              24,750               16,282
     Travel                                                       636              15,371                6,212
     Utilities                                                 19,079              25,015               22,204
     ---------------------------------------------------------------------------------------------------------
                                                              626,326             758,867              932,822
--------------------------------------------------------------------------------------------------------------

Loss from operations                                         (244,029)            (51,004)            (281,072)

Other income (expenses):
     Other income                                              62,710              33,892                2,889
     Gain (loss) on foreign exchange                            3,880              34,507              (10,073)
     Loss on disposal of equipment                             (5,351)                  -                    -
     Write-down of equipment (note 1(b))                      (51,932)                  -                    -
     ---------------------------------------------------------------------------------------------------------
                                                                9,307              68,399               (7,184)
--------------------------------------------------------------------------------------------------------------

Net earnings (loss) for the period                           (234,722)             17,395             (288,256)

Deficit, beginning of period                               (1,635,976)         (1,653,371)          (1,365,115)
--------------------------------------------------------------------------------------------------------------

Deficit, end of period                                $    (1,870,698)     $   (1,635,976)       $  (1,653,371)
==============================================================================================================

Earnings (loss) per share:
     Basic and diluted                                $        (0.02)      $         0.00        $       (0.03)
==============================================================================================================


See accompanying notes to financial statements.


AYOTTE MUSIC INC.
Statements of Cash Flows
(Expressed in Canadian dollars)
--------------------------------------------------------------------------------------------------------------
                                                            Ten month
                                                         period ended          Year ended           Year ended
                                                         December 31,        February 28,         February 29,
                                                                 2001                2001                 2000
--------------------------------------------------------------------------------------------------------------

Cash provided by (used in):

Operations:
     Net earnings (loss) for the period               $     (234,722)      $       17,395       $    (288,256)
     Items not involving cash:
         Amortization                                          35,770              50,678              59,919
         Loss on disposal of capital asset                      5,351                   -                   -
         Write-down of equipment                               51,932                   -                   -
     Changes in non-cash working capital:
         Accounts receivable                                   50,212              81,048             531,775
         Inventories                                           12,092               6,287             199,957
         Prepaid expenses and deposits                          8,407             (22,988)              6,480
         Accounts payable and accrued
            liabilities                                        35,013             (36,962)           (159,398)
     ---------------------------------------------------------------------------------------------------------
                                                              (35,945)             95,458             350,477

Investments:
     Purchase of equipment and leasehold
         improvements, net                                    (10,904)             (7,980)             (4,482)
     Investment in promissory notes                          (600,000)                  -                   -
     ---------------------------------------------------------------------------------------------------------
                                                             (610,904)             (7,980)             (4,482)

Financing:
     Issuance of share capital                                140,000             503,335                   -
     Capital leases                                                 -              (1,337)            (40,878)
     ---------------------------------------------------------------------------------------------------------
                                                              140,000             501,998             (40,878)
--------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash
     equivalents                                             (506,849)            589,476             305,117

Cash and cash equivalents, beginning of
     period                                                   938,218             348,742              43,625
--------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period              $       431,369      $      938,218       $     348,742
==============================================================================================================


See accompanying notes to financial statements.

AYOTTE MUSIC INC.
Notes to Financial Statements
(Expressed in Canadian dollars)

Ten month period ended December 31, 2001 Year ended February 28, 2001 Year ended February 29, 2000
--------------------------------------------------------------------------------

AYOTTE MUSIC INC.
Notes to Financial Statements
(Expressed in Canadian dollars)

Ten month period ended December 31, 2001 Year ended February 28, 2001 Year ended February 29, 2000
--------------------------------------------------------------------------------

1.   OPERATIONS:

     Ayotte Music Inc. ("Ayotte" or the "Company") is a British Columbia corporation in the business of manufacturing drums for the music entertainment industry.

     The following transactions occurred subsequent to the end of the reporting period:

     (a) On December 3, 2001, Ayotte Music Inc. announced a letter of intent with Verb Exchange Inc. ("Verb") effective November 27, 2001, to acquire Verb Exchange Inc., a privately held B.C. corporation, through a reverse takeover transaction. The transaction, which will be structured as a statutory plan of arrangement, is subject to a number of conditions, including a requirement of Ayotte to complete adequate financing to ensure that it has a minimum of $2 million net cash in its treasury.

         Following the completion of necessary financing, it is anticipated that the shareholders of Ayotte and Verb will each own 50% of the outstanding shares of the combined company, prior to issuance of any securities in settlement of advisory fees, finder's fees sponsorship fees and any other adjustments. Thomson Kernaghan & Co. Limited ("Thomson Kernaghan"), subject to completion of satisfactory due diligence, has agreed to act as sponsor to Ayotte in connection with the transaction.

         Verb is a provider of productivity-enhancing communications tools and wireless data messaging convergence applications - Unified Communications (UC), Interactive Broadcast Messaging (IBM) Services, technical development of large-scale telecom solutions, and Wireless
         (PDA) device messaging & solution bundling.

         Ayotte has also agreed to provide a bridge loan, to a maximum of $1,250,000, to Verb pending completion of the transaction. The loan is secured against the assets of Verb and is supported by a pledge of the shareholdings of Verb's principal shareholders. Advances under the loan are made against an approved budget (see note 4).

     (b) On January 14th, 2002, the Company announced the finalization and closing of its transaction with Shetland Enterprises ("Shetland") for the sale of the Company's assets in connection with the Company's core business of manufacturing and distribution of drums and related products pursuant to an agreement between the Company and Shetland dated November 30th, 2001. The transaction is effective January 1, 2002. The Company has written down manufacturing equipment by $51,932 to its estimated value to be received on the sale.

     (c) In January 2002, a group of shareholders have exercised their rights under the Canada Business Corporations Act to have their shareholding in the capital of the Company purchased by the Company at fair market value. The shareholdings of these shareholders total 350,000 shares. The Company has made these shareholders an offer for their shareholdings which has not been accepted.

AYOTTE MUSIC INC.
Notes to Financial Statements
(Expressed in Canadian dollars)

Ten month period ended December 31, 2001 Year ended February 28, 2001 Year ended February 29, 2000
--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES:

     (a) Basis of presentation:

         The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles. Material measurement differences to accounting principles generally accepted in the United States are set out in note 12. During 2001 the Company changed its year end to December 31.

     (b) Cash equivalents:

         Cash equivalents represent highly liquid investments readily convertible into cash having terms to maturity of three months or less when acquired.

     (c) Inventories:

         Inventories are valued at the lower of cost and net realizable value. Cost is determined under the specific identification method.

     (d) Equipment and leasehold improvements:

         Equipment and leasehold improvements are recorded at cost. Amortization is provided on a declining- balance basis over the estimated useful lives of the assets at an annual rate of 20%. Computer software is amortized at 100%. One-half of the amortization is provided for in the year of acquisition.

     (e) Foreign exchange:

         The Company's main operations are located in Canada and a significant portion of expenses are incurred in Canadian dollars, therefore, the Canadian dollar is considered the functional currency for measuring transactions.

         All revenue from direct sales into the United States is received in U.S. dollars. Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rates in effect at year- end. Revenues and expenses are translated at the exchange rate prevailing at the time of the transactions. Foreign currency translation gains and losses arising from normal business operations are credited to or charged against other income for the period incurred.

     (f) Revenue recognition:

         The Company earns revenue from internet and direct sales, as well as sales to dealers.

         (i)  Dealers:

              Revenue from sales to dealers is recognized and recorded upon shipment of the completed product. The product is invoiced upon shipment, as this is a requirement for cross-border transactions.

AYOTTE MUSIC INC.
Notes to Financial Statements
(Expressed in Canadian dollars)
--------------------------------------------------------------------------------
Ten month period ended December 31, 2001 Year ended February 28, 2001 Year ended February 29, 2000
--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (f) Revenue recognition (continued):

         (ii) Internet and direct sales:

              Revenues from sales on the internet and direct sales are received, recognized and recorded upon shipment of the completed product. Shipping occurs upon receipt of full payment for product.

     (g) Income taxes:

         In December 1997, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") issued Section 3465 of the CICA Handbook, Income Taxes ("Section 3465"). Section 3465 requires a change from the deferral method of accounting for income taxes to the asset and liability method.

         Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be recovered or settled. Under Section 3465, the effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         Pursuant to the deferral method, which was applied in the year ended February 28, 2001 and prior years, deferred income taxes are recognized for income and expense items that are reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable for the year of the calculation. Under the deferral method, deferred taxes are not adjusted for subsequent changes in tax rates.

         During the period ended December 31, 2001, the Company has adopted the recommendations of Section 3465 with retroactive restatement to March 1, 1999. There was no effect on net earnings (loss) for the period ended December 31, 2001 or prior years of this change in accounting for income taxes.

     (h) Use of estimates:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

AYOTTE MUSIC INC.
Notes to Financial Statements
(Expressed in Canadian dollars)

Ten month period ended December 31, 2001 Year ended February 28, 2001 Year ended February 29, 2000
--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (i) Earnings (loss) per share:

         In December 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") revised Section 3500 of the CICA Handbook, Earnings per Share ("Section 3500"). Section 3500 requires a change to the treasury stock method of calculating fully diluted earnings per share.

         Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of stock options or warrants is applied to repurchase common shares at the average market price for the period.

         During the period ended December 31, 2001, the Company has adopted the recommendations of Section 3500 with retroactive restatement for all periods presented. There was no effect on fully diluted earnings per share for any of the periods presented.

     (j) Stock-based compensation:

         The Company grants stock options as described in note 6(d). No compensation expense is recognized when stock options are issued as the exercise prices are based on market prices of the underlying common shares on the date of grant. Any consideration paid on exercise of stock options is credited to share capital.

3.   FINANCIAL INSTRUMENTS:

     The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short-term to maturity of these instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

4.   PROMISSORY NOTES RECEIVABLE:

     In advance of the transaction described in note 1(a), the Company provided a bridge loan, in the form of promissory notes, to Verb. The notes bear interest at a rate of Canadian prime plus 1%, calculated and compounded monthly in arrears. The notes are payable on demand and are secured by a general security agreement covering the assets of Verb and a share pledge agreement under which seven shareholders of Verb have pledged their shareholdings representing 59% of the issued and outstanding share capital of Verb. At December 31, 2001, the Company has advanced funds totaling $600,000 to Verb.

AYOTTE MUSIC INC.
Notes to Financial Statements
(Expressed in Canadian dollars)

Ten month period ended December 31, 2001
Year ended February 28, 2001 Year ended
February 29, 2000
------------------------------------------------------------------------------------------------

5.   EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

     -------------------------------------------------------------------------------------------
                                                                     Accumulated
                                                                    amortization        Net book
                                                         Cost     and write-down           value
     -------------------------------------------------------------------------------------------

     Manufacturing equipment                      $   388,564      $   358,144       $    30,420
     Furniture and office equipment                    95,243           63,481            31,762
     Leasehold improvements                           186,318          129,622            56,696
     Software                                          17,810           16,681             1,129
     -------------------------------------------------------------------------------------------

                                                  $   687,935      $   567,928       $   120,007

     --------------------------------------------------------------------------------------------



     --------------------------------------------------------------------------------------------

                                                                    Accumulated         Net book
     February 28, 2001                                   Cost      amortization            value
     -------------------------------------------------------------------------------------------

     Manufacturing equipment                      $   385,964      $   290,001       $    95,963
     Furniture and office equipment                    93,870           57,267            36,603
     Leasehold improvements                           178,218          119,093            59,125
     Automobile                                        30,741           22,683             8,058
     Software                                          16,272           14,881             1,391
     -------------------------------------------------------------------------------------------


                                                  $   705,065      $   503,925       $   201,140

     --------------------------------------------------------------------------------------------


6.   SHARE CAPITAL:

     (a) Authorized:
              Unlimited voting common shares without par value
              Unlimited preferred shares

     (b) Issued and outstanding:

         -----------------------------------------------------------------------------------------
                                                                       Number
         Common shares                                              of shares               Amount
         -----------------------------------------------------------------------------------------

         Balance, February 28, 1999 and February 29, 2000          11,709,000        $   2,525,737

         Issued for cash through private placement                  1,235,000              494,000
         Issued for cash                                              150,000               15,000
         Share issue costs                                                  -               (5,665)
         -----------------------------------------------------------------------------------------

         Balance, February 28, 2001                                13,094,000            3,029,072

         Issued for cash through private placement                  1,000,000              100,000
         Issued on exercise of stock options                          400,000               40,000
         -----------------------------------------------------------------------------------------

         Balance, December 31, 2001                                14,494,000        $   3,169,072
         -----------------------------------------------------------------------------------------

AYOTTE MUSIC INC.
Notes to Financial Statements
(Expressed in Canadian dollars)

Ten month period ended December 31, 2001 Year ended February 28, 2001 Year ended February 29, 2000
--------------------------------------------------------------------------------

6.   SHARE CAPITAL (CONTINUED):

     (c) Warrants:

         During the year ended February 28, 2001, 1,235,000 warrants were issued with the private placement. Each warrant can be exercised at a price of $0.60 for the period of June 14, 2000 until June 14, 2001, and then at a price of $0.80 prior to June 14, 2002.

         During the period ended December 31, 2001, 1,000,000 warrants were issued with the private placement. Each warrant can be exercised at a price of $0.15 prior to August 8, 2003.

     (d) Options:

         Pursuant to the policies of the Canadian Venture Exchange ("CDNX"), the Company may grant incentive stock options to its officers, directors and employees. CDNX policies permit the Company's directors to grant incentive stock options for the purchase of shares of the company to persons in consideration for services. Stock options must be non-transferable and the aggregate number of shares that may be reserved for issuance pursuant to stock options may not exceed 10% of the issued shares of the Company at the time of granting and may not exceed 5% to any individual. The exercise price of stock options is determined by the board of directors of the Company at the time of grant and may not be less than the average closing price of the Company's shares on the ten trading days immediately preceding the day on which the option is granted and publicly announced. Options have a maximum term of ten years and terminate 30 days following the termination of the optionee's employment, except in the case of retirement, death or disability, in which case they terminate one year after the event. Vesting of options is made at the time of granting of the options at the discretion of the board of directors. Once approved and vested, options are exercisable at any time.

         --------------------------------------------------------------------------------------------
                                                                     Number          Weighted average
                                                                  of shares            exercise price
         --------------------------------------------------------------------------------------------

         Balance, February 29, 2000 and February 28, 2001          750,000                  $    0.14
              Granted                                              700,000                       0.10
              Exercised                                           (400,000)                      0.10
              Cancelled                                           (100,000)                      0.42
         --------------------------------------------------------------------------------------------

         Balance, December 31, 2001                                950,000                  $    0.10
         --------------------------------------------------------------------------------------------


         The stock options outstanding at December 31, 2001 have a weighted average remaining contractual life of 3.3 years. All of the options were exercisable at December 31, 2001. On January 18, 2002, the remaining 950,000 stock options were exercised.

AYOTTE MUSIC INC.
Notes to Financial Statements
(Expressed in Canadian dollars)

Ten month period ended December 31, 2001 Year ended February 28, 2001 Year ended February 29, 2000
--------------------------------------------------------------------------------

7.   INCOME TAXES:

     Income tax expense differs from the amounts computed by applying the combined Canadian federal and provincial income tax rate of 44.6% to the loss for the year as follows:

     ---------------------------------------------------------------------------------------------------

                                                December 31,       February 28,       February 29,
                                                        2001               2001               2000
     ---------------------------------------------------------------------------------------------

     Earnings (loss) for the period            $   (182,790)      $     17,395       $   (288,256)
     ---------------------------------------------------------------------------------------------


     Expected income tax recovery              $    (81,524)      $      7,932       $   (131,445)

     Tax effect of:
         Permanent differences                        1,814                 91                  -
         Change in valuation allowance               79,710             (8,023)           131,445
         -----------------------------------------------------------------------------------------
                                                     81,524             (7,932)           131,445
     ---------------------------------------------------------------------------------------------

                                               $          -      $           -      $           -
     ---------------------------------------------------------------------------------------------

     The tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are presented below:

     ---------------------------------------------------------------------------------------------
                                                                   December 31,       February 28,
                                                                           2001               2001
     ---------------------------------------------------------------------------------------------
     Future income tax assets:
         Non-capital loss carry forwards                         $     748,378      $     853,291
         Other                                                           4,737             28,360
         -----------------------------------------------------------------------------------------

     Future income tax liabilities:
         Capital assets                                                 (5,448)            (7,234)
     ---------------------------------------------------------------------------------------------

     Total net future income tax asset                                 747,667            874,417
     Valuation allowance                                              (747,667)          (874,417)
     ---------------------------------------------------------------------------------------------

     Net future income tax assets                                $            -     $          -
     ---------------------------------------------------------------------------------------------


     The Company has non-capital loss carry forwards for income tax purposes of approximately $2,101,000 which can be used to offset future taxable income to 2008. If the transaction with Verb is completed, these losses will be restricted.

AYOTTE MUSIC INC.
Notes to Financial Statements
(Expressed in Canadian dollars)

Ten month period ended December 31, 2001 Year ended February 28, 2001 Year ended February 29, 2000
--------------------------------------------------------------------------------

8.   RELATED PARTY TRANSACTIONS:

     Included in expenses is $59,500 (February 28, 2001 - $68,000; February 29, 2000 - $48,000) of consulting and management fees paid to a shareholder of the Company and another company owned by a director.

9.   EARNINGS (LOSS) PER SHARE:

     ----------------------------------------------------------------------------------------------------
                                                       December 31,      February 28,        February 29,
                                                               2001              2001                2000
     ----------------------------------------------------------------------------------------------------

     Net earnings (loss) for the period              $    (240,722)     $      17,395      $    (288,256)
     Weighted average shares outstanding                13,214,458         12,531,192         11,694,000
     Earnings (loss) per share -
         basic and diluted                           $       (0.02)     $        0.00      $      (0.025)
     ----------------------------------------------------------------------------------------------------


     All issued warrants and stock options have been excluded from the calculation of earnings (loss) per share as their impact is anti-dilutive.

10.  SEGMENTED INFORMATION:

     The Company operations in one industry segment, being drum kit manufacturing. All of the Company's operations and assets are located in Canada. Approximately 80% of sales are to customers located in the United States, 17% to customers in Canada and 3% to customers elsewhere in the world.

11.  COMPARATIVE FIGURES:

     Certain of the February 28, 2001 and February 29, 2000 figures have been reclassified to conform with the presentation adopted in the current period.

12.  RECONCILIATION TO UNITED STATES ACCOUNTING PRINCIPLES:

     The financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ in certain respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

AYOTTE MUSIC INC.
Notes to Financial Statements
(Expressed in Canadian dollars)

Ten month period ended December 31, 2001 Year ended February 28, 2001 Year ended February 29, 2000
--------------------------------------------------------------------------------

12.  RECONCILIATION TO UNITED STATES ACCOUNTING PRINCIPLES (CONTINUED):

     The following are the material variations in accounting principles, practices and methods used in preparing these financial statements from those generally accepted in the United States:

     (a) Income taxes:

         Under Canadian GAAP, future tax assets and liabilities are recorded at substantially enacted tax rates. Under U.S. GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. Recording Canadian deferred tax assets and liabilities at enacted tax rates would not change recorded net assets or shareholders' equity under U.S. GAAP.

     (b) Stock-based compensation:

         The Company has granted stock options to certain directors and employees for services provided to the Company. The Company has elected under Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation" to continue to measure compensation cost by the intrinsic value method set out in APB Opinion No. 25 and related interpretations. As options are granted at exercise prices based on the market value of the Company's share at the date of grant, no adjustment for compensation expense is required.

     (c) Recent United States accounting standards:

         During 2001, the Financial Accounting Standards Board has issued four new pronouncements:

          o Statement 141, "Business Combinations", requires the purchase method of accounting for all business combinations and applies to all business combinations initiated after June 30, 2001 and to all business combinations accounted for by the purchase method that are completed after June 30, 2001.

          o Statement 142, "Goodwill and Other Intangible Assets", requires that goodwill as well as other intangible assets be tested annually for impairment and is effective for fiscal years beginning after December 15, 2001.

          o Statement 143, "Accounting for Asset Retirement Obligations", requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset and is effective for fiscal years beginning after June 15, 2002.

AYOTTE MUSIC INC.
Notes to Financial Statements
(Expressed in Canadian dollars)

Ten month period ended December 31, 2001 Year ended February 28, 2001 Year ended February 29, 2000
--------------------------------------------------------------------------------
12.  RECONCILIATION TO UNITED STATES ACCOUNTING PRINCIPLES (CONTINUED):

     (c) Recent United States accounting standards (continued):

         o Statement 144, "Accounting for the Impairment or Disposal of Long-lived Assets", provides that long- lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations, and broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. Statement 144 is effective for fiscal years beginning after December 15, 2001.

         The adoption of Statements 141, 142, 143 and 144 will not effect the current financial statements or historically reported results of operations.

13.  COMMITMENT:

     The Company is committed to minimum payments required under an operating lease of $99,804. The lease expires November 30, 2002.

14.  SUBSEQUENT EVENTS:

     (a) On February 15, 2002, the Company announced a private placement of up to 4,500,000 special warrants at $0.16 per special warrant, for proceeds of $720,000. Each special warrant will entitle the holder to acquire one common share of the Company and one share purchase warrant. Each share purchase warrant will entitle the holder to acquire one additional common share of the Company at $0.16 for a period of one year from the closing date of the financing. The proceeds of the private placement are intended to be advanced by the Company to Verb under Verb's existing credit facility with the Company.

         The Company will file a prospectus qualifying the issuance of the shares and warrants on exercise of the Special Warrants. If receipts for the final prospectus are not received within 120 days of the closing date, the special warrants will be convertible into 1.1 common shares and 1.1 share purchase warrants.

         The private placement and the advance of the proceeds to Verb are subject to the prior approval of the Canadian Venture Exchange.

     (b) The 1,000,000 warrants referred to in note 6(c) were exercised on March 5, 2002.