Form 20-F/A
period 2001-12-31
AYOTTE MUSIC INC
filed 2002-08-05
CIK 1114727

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F/A
                                Amendment No. 1
(Mark One)
         REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE
-----    SECURITIES EXCHANGE ACT OF 1934.
                                       OR
         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
------   EXCHANGE ACT OF 1934, FOR THE FISCAL YEAR ENDED ________________.
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

                   c/o Suite 2200, 1055 West Hastings Street,
                    Vancouver, British Columbia, Canada V6E 2E9
--------------------------------------------------------------------------------
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

              4.1       Stock Option Plan dated August 30, 1996                               *

              4.2       Form of Stock Option Agreement dated October 18, 1999                 *

              10.1      Investor relations agreement with Marketing Strategies Inc.           *

              10.2      Arrangement Agreement with Verb Exchange Inc.                        **

              99.1      Form of stock certificate                                             *

              99.2      Certification Pursuant to Section 1350 of Chapter 63
                        of Title 18 of the United States Code                               ***

* Incorporated by reference from the like-numbered exhibit filed with our initial registration on Form 20-F (SEC File No. 0-30683, filed 5/22/2000).

** Incorporated by reference from the like-numbered exhibit filed with our Annual Report on Form 20-F (SEC File No. 0-30683, filed August 1, 2002).

***     Filed herewith.

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