Form 20-F
period 2002-12-31
VERB EXCHANGE INC
filed 2003-07-14
CIK 1114727

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

       REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE ECURITIES ----- EXCHANGE ACT OF 1934.

                                       OR

  X    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
-----  ACT OF 1934, FOR THE FISCAL YEAR ENDED December 31, 2002.

                                       OR

       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ----- EXCHANGE ACT OF 1934.

Commission file number  000-30683

                 Verb Exchange Inc. (formerly Ayotte Music Inc.)
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

          Canada (Federal), under the Canada Business Corporations Act
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

      c/o Suite 1600, 609 Granville Street, Vancouver, BC, Canada, V7Y 1C3
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

     Title of each class          Name of each exchange on which registered

--------------------------------------------------------------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                (Title of Class)

--------------------------------------------------------------------------------

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

--------------------------------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
                                10,383,955 common shares as at December 31, 2002
                                ------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) X YES ___ NO; and (2) has been subject to such filing requirements for the past 90 days. X YES ___ NO.

Indicate which financial statement item the registrant elects to follow:
                                                  X   ITEM 17         ITEM 18.
                                                -----           -----

                               VERB EXCHANGE INC.
                          (FORMERLY AYOTTE MUSIC INC.)

                                TABLE OF CONTENTS

                                                                        Page No.
                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisors.................4

Item 2.  Offer Statistics and Expected Timetable...............................4

Item 3.  Key Information.......................................................4

Item 4.  Information on the Company............................................8

Item 5.  Operating and Financial Review and Prospects.........................15

Item 6.  Directors, Senior Management and Employees...........................19

Item 7.  Major Shareholders and Related Party Transactions....................24

Item 8.  Financial Information................................................24

Item 9.  The Offer and Listing ...............................................24

Item 10.  Additional Information. ............................................25

Item 11.  Quantitative and Qualitative Disclosures About Market Risk .........30

Item 12.  Description of Securities Other Than Equity Securities .............30

                                     PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies ....................30

Item 14.  Material Modifications to the Rights of
          Security Holders and Use of Proceeds................................30

Item 15.  Controls and Procedures.............................................30

Item 16.  Audit Matters.......................................................30

                                    PART III

Item 17.  Financial Statements................................................31

Item 18.  Financial Statements................................................31

Item 19.  Exhibits............................................................31

Signatures....................................................................32

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

     Not required.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

     Not required.

ITEM 3.  KEY INFORMATION.

     A. SELECTED FINANCIAL DATA.

     On November 11, 2002, the Company completed a reverse takeover (the "RTO") of a private company, Verb Exchange Inc. ("Verb"). For accounting purposes, the historical financial statements of the Company reflect the financial position, results of operations and cash flows of Verb prior to the RTO, and are consolidated with those of the Company subsequent to the RTO. On this basis, the table below provides selected financial information about the Company covering the past three fiscal years ended December 31 (Verb was incorporated on January 14, 2000). This information, and all other financial information in this report, is stated in Canadian dollars unless otherwise noted. For further information about the fiscal years ended December 31, 2000 to 2002, please refer to the Company's comparative financial statements attached which include consolidated balance sheets as at December 31, 2002 and 2001 and consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2002 together with the auditors' report thereon.

     Note that the financial information is presented on the basis of generally accepted accounting principles in Canada. There are no material differences from applying these principles compared to applying United States generally accepted accounting principles. Please see the auditors' report.

               Selected Consolidated Financial and Operating Data

                                                                      Year Ended December 31
OPERATING DATA                                                 2002          2001         2000
                                                           --------------------------------------

Sales, net of excise duties and taxes                      $    88,840   $    62,491  $    32,626
Loss for the year                                            4,462,840     6,220,995    1,167,477
Loss per common share, basic*                                     0.86          1.63         0.38
Weighted average number of common stock outstanding          5,168,088     3,818,610    3,099,800

BALANCE SHEET DATA

Current assets                                                  208,018      177,226          n/a
Technology (net of accumulated depreciation)                  2,291,266    3,348,773          n/a
Total assets                                                  2,717,979    3,794,563          n/a
Current liabilities                                           1,677,065    1,534,244          n/a

Net assets                                                    1,031,043    2,229,417          n/a
Share capital                                                 8,032,910    5,192,284          n/a
Shareholders' equity                                          1,031,043    2,229,417          n/a
Dividends per common share                                          -0-          -0-          -0-
Dividends per preferred share                                       -0-          -0-          -0-


     * See Note 3(j) to the Financial Statements for information on the calculation of this data. Fully diluted data is not presented above, as the effect of including the potential shares is insignificant.

         EXCHANGE RATES

     Verb Exchange Inc. (together with its subsidiaries, will also be referred to as "Verb", "Company", "we", "our" or "us") publishes its financial statements in Canadian dollars. In this Annual Report, references to "dollars", "$" or "Cdn$" are to Canadian dollars, unless otherwise specified, reference to "US$" refer to United States dollars. For your convenience, this Annual Report contains translations of certain Canadian dollar amounts into United States dollars at specified rates. These translations should not be read as representations that the Canadian dollar amounts actually represent such United States dollar amounts or could be converted into United States dollars at the rate indicated. Unless otherwise stated, the translations of Canadian dollars ("Cdn$") into United States dollars ("US$") have been made at Cdn$1.4995 to US$1.00, the Bank of Canada's closing exchange rate on December 31, 2002. The Bank of Canada closing exchange rate on June 20, 2003 was Cdn$1.3596 per US$1.00.

     This table describes certain average exchange rates based on the average of the Bank of Canada closing rates on the last day of each month ending in the period shown. The high and low rates represent the high and low Bank of Canada exchange rates observed in the period shown. These rates are shown as Canadian dollars per US$1.00. On June 20, 2003, the inverse of the Bank of Canada closing exchange rate was Cdn$1.00 per US$0.7355.

-------------------------------------------------------------------------------------------------
        FROM                         TO                  AVERAGE        HIGH             LOW
-------------------------------------------------------------------------------------------------
January 1, 2000               December 31, 2000           1.4852
January 1, 2001               December 31, 2001           1.5514
January 1, 2002               December 31, 2002           1.5688
December 1, 2002              December 31, 2002                         1.5801          1.5457
January 1, 2003               January 31, 2003                          1.5777          1.5176
February 1, 2003              February 28, 2003                         1.5329          1.4832
March 1, 2003                 March 31, 2003                            1.4950          1.4605
April 1, 2003                 April 30, 2003                            1.4924          1.4316
May 1, 2003                   May 31, 2003                              1.4263          1.3438
June 1, 2003                  June 20, 2003                             1.3787          1.3323
-------------------------------------------------------------------------------------------------


     B. CAPITALIZATION AND INDEBTEDNESS.

     Not required.

     C. REASONS FOR THE OFFER AND USE OF PROCEEDS.

     Not required.

     D. RISK FACTORS AND FORWARD LOOKING STATEMENTS.

     There are significant risks associated with buying our shares. You should carefully consider the risks of investing as you evaluate our business by reading all of the information in this document.

     In this document, we are showing you a picture which is part historical (events which have happened) and part predictive (events which we believe will happen). Except for the historical information, all of the information in this document make up "forward looking" statements. Specifically, all statements (other than statements of historical fact) regarding our financial position, business strategy and plans and objectives are forward-looking statements. These forward-looking statements are based on the beliefs of management, as well as assumptions made by and information currently available to management. These statements involve known and unknown risks, including the risks resulting from economic and market conditions, accurately forecasting operating and capital expenditures and capital needs, successful anticipation of competition which may not yet be fully developed, and other business conditions. Our use of the words "anticipate", "believe",

"estimate", "expect", "may", "will", "continue" and "intend", and similar words or phrases, are intended to identify forward-looking statements (also known as "cautionary statements"). These statements reflect our current views with respect to future events. They are subject to the realization in fact of assumptions, but what we now think will happen may be turn out to be inaccurate or incomplete. We cannot assure you that our expectations will prove to be correct. Actual operating results and financial performance may prove to be very different from what we now predict or anticipate. The "risk factors" below specifically address some of the factors that may influence future operating results and financial performance.

         RISK FACTORS.

     Early Stage of Development. Although Verb's products are ready for commercialization, Verb's business is still considered to be in the development stage. As such, Verb is subject to the difficulties, risks and uncertainties frequently encountered by companies in the development stage.

     MARKET ACCEPTANCE AND UNCERTAIN REVENUES. In the development of any new product or service, market acceptance is always a large obstacle to overcome. As a result, it will take significant time, resources and effort to infiltrate and educate target markets. In addition, the overall size and growth rate of the market, as well as the price customers are willing to pay for the Company's product offerings, is uncertain.

     There can be no assurances that Verb will be able to penetrate its target markets, or be able to attain a level of revenues or acceptable margins, or maintain any such revenues, margins or market share in the face of competition, sufficient to maintain operations. If there is a failure of market acceptance, or if the market for Verb's services develop more slowly than expected, becomes saturated with competition or is otherwise economically inefficient, the business and prospects of Verb will be adversely affected.

     NEED TO INCREASE EXPENDITURES. At the current time, Verb will need to increase expenditures on marketing and sales, and on technical resources and infrastructure development. In the event that Verb has insufficient financial resources to make such expenditures, the business and prospects of Verb will be adversely affected.

     Despite the foregoing, there can be no assurances that any increases in marketing and sales efforts will result in increased revenues, a larger overall market or greater market share. Likewise, there can be no assurances that any research and development programs or initiatives will result in viable enhancements to current products or in new products.

     EXPECTED LOSSES AND NEED FOR WORKING CAPITAL. With ongoing and generally increasing expenses, Verb will likely incur operating losses and negative cash flows for the foreseeable future. As a result, Verb will require significant additional working capital to finance growth and current operations, either in the form of revenues and/or external financing.

     As stated above, there can be no assurances that Verb will attain a level of revenues or acceptable margins sufficient to maintain operations. In addition, there can be no assurances that any external financing, lines of credit or other sources of funds will be available if and when needed on terms acceptable to Verb, if at all. If Verb is unable to generate working capital to finance growth or current operations, it may not be able to take advantage of business opportunities, respond to technological developments or competitive pressures, or even maintain operations.

     TECHNICAL CHANGE AND COMPETITION. The field of unified communications is rapidly evolving as new technologies are developed and introduced. Viable competition exists for Verb, often from larger corporations with greater technical, marketing, financial and other resources.

     The competitiveness of Verb's products depends, in large part, on the ability of Verb to demonstrate performance, cost-effectiveness and other benefits of its products and technology over that of the competition. There can be no assurances that Verb will be able to establish or maintain a technical lead over its competition or be able to integrate new system enhancements and technologies to keep pace with industry changes or customer demands on a timely basis.

     In the event that competitors develop a more suitable or desirable product or service for the delivering of unified communications than that of Verb, the business and prospects of Verb will be adversely affected. Furthermore, there can be no assurances that new competitors will not, should Verb be successful, subsequently enter the market.

     INTELLECTUAL PROPERTY. Verb attempts to protect its intellectual property through trademark laws and as trade secrets, and through contractual provisions and confidentiality procedures. There can be, however, no assurances that any present or future intellectual property protection will be effective, each being subject to challenge as unenforceable or outright circumvention. In addition, there can be no assurances that others will not claim that Verb has infringed upon the intellectual property rights of such others.

     In the event of any litigation, the costs of Verb filing suit against others to protect its intellectual property and to defend itself against any claims that it has infringed the intellectual property rights of others could be substantial, in terms of both management time and monetary resources, which would have a material adverse effect on Verb's business.

     DISRUPTION OF BUSINESS. Verb's ability to attract and retain customers depends on the performance, reliability and availability of its services. Any disruption in Verb's services to its customers, whether due to internal, external or technical factors, will likely result in customer dissatisfaction and loss of credibility, with a resulting adverse effect on Verb's business and prospects.

     RELIANCE ON WEBLEY SYSTEMS INC. Currently, Verb provides certain services to its subscribers on an outsourced solution basis, by licensing components of Webley Systems Inc.'s unified communications platform and adding its own proprietary elements. In the event that Webley cannot or ceases to provide such services to Verb, Verb's ability to provide services to its subscribers would be adversely affected, if not impossible, until such time as the problem is corrected or a suitable alternative unified communications platform is found.

     There can be no assurances that, if required, a suitable alternative unified communications platform will be available. Even should such a platform be identified, the inherent delay in switching subscribers to the alternative platform will likely result in customer dissatisfaction and loss of credibility, which would have an immediate and adverse effect on Verb's business and prospects.

     STRATEGIC PARTNERS. Verb's marketing strategy relies heavily on its ability to secure and nurture strategic alliances and third party agency relationships to generate exposure, market and sell its products and services. In such event, Verb may not have direct control over the timing and methods used to market its products and services, resulting in potentially slower adoption, less revenues, and a greater risk of competitive interference.

     DEPENDENCE ON KEY PERSONNEL. The success of Verb is in part dependent on the services of certain key management and technical personnel, including Nathanael Lineham and Calvin Wang. The expertise of these and other high-level individuals will be an important factor contributing to Verb's potential for growth and future success. The loss of one or more of these individuals could have an adverse effect on Verb's business and prospects.

     The future success of Verb also depends on its continuing ability to attract, retain and motivate highly skilled employees. The inability of Verb to do so in respect of its present and future employees would also have an adverse effect on Verb's business and prospects.

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

     IF THE MARKET FOR OUR COMMON STOCK IS ILLIQUID IN THE FUTURE, YOU COULD ENCOUNTER DIFFICULTY IF YOU TRY TO SELL YOUR STOCK. Our common stock is currently trading on the TSX Venture Exchange (the "TSX-V") but an active trading market may not be sustained. If there is no active trading market for our common stock, you may not be able to resell your shares at any price, if at all. It is possible that the trading market for the common stock in the future will be "thin" or "illiquid," which could result in increased volatility in trading prices. These future prices cannot be predicted, and will be determined by the market. The prices may be influenced by investors' perceptions of us and general economic conditions. Until our financial performance indicates substantial success in executing our business model, it is unlikely that significant coverage by stock market analysts will be extended to us. Without such coverage, institutional investors are not likely to buy our stock. Until such time, if ever, as such coverage by analysts and wider market interest develops, the market may have a limited capacity to absorb significant amounts of trading volumes. You should read the next risk factor in connection with this discussion. Presently our stock is not listed for trading in the United States.

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

ITEM 4.  INFORMATION ON THE COMPANY.

     A.  HISTORY AND DEVELOPMENT OF THE COMPANY.

     Our legal name is "Verb Exchange Inc.". The Company was formed on February 27, 1998, as a result of the amalgamation of Ayotte Music Inc. and ISI Ventures Inc. under the Business Corporations Act (Alberta). On May 16, 2000, the Company continued (changed its legal domicile) federally under the Canada Business Corporations Act. Our registered office in Canada is located at Suite 1600 - 609 Granville Street, Vancouver, BC, Canada, V7Y 1C3. Our principal business address is Suite 908 - 1055 Dunsmuir Street, Vancouver, BC, Canada, V7X 1L2, tel: (604) 685-8363, fax: (604) 685-8366. We do not have an agent in the United States.

         DISPOSITION OF CORE BUSINESS.

     On November 30, 2001, Verb's predecessor, Ayotte Music Inc., entered into an agreement to sell its core business of manufacturing and delivering drums to Shetland Enterprises Ltd. The negotiated purchase price was $400,000, subject to final adjustment, of which $200,000 was paid in cash on closing with the remainder in the form of vendor take-back financing to be repaid in 36 equal payments commencing in February, 2003, with interest calculated at 7% per annum. As a result of the purchase price allocation arising from the RTO, this receivable is shown on the books at an amount equal to $120,093.20. As at the date hereof, Shetland has not made any of its required installment payments, although in discussions with the Company they have indicated that all payments in arrears will be made in the near future.

         ACQUISITION OF VERB.

     On November 12, 2002, Ayotte completed the RTO and acquired the business of Verb. The structure of the RTO consisted of Ayotte consolidating its common shares on a five old for one new common share basis, resulting in 3,288,800 post-consolidation common shares and warrants to acquire an aggregate of 247,000 post-consolidation common shares being outstanding prior to giving effect to the RTO. Ayotte then acquired all of the outstanding common shares and convertible securities of Verb in exchange for 4,320,925 post-consolidation common shares issued from treasury and warrants to acquire an aggregate of 1,255,000 post-consolidation common shares of Ayotte.

     In connection with concurrent financings, commissions, finder's fees, and other matters in respect of the RTO transactions, an additional 2,774,230 post-consolidation common shares, warrants to acquire an aggregate of 1,873,430 post-consolidation common shares of Ayotte and 990,138 special warrants (post-consolidation), each such special warrant being convertible into a unit comprised of one post-consolidation common share and one warrant to acquire a further post-consolidation common share of Ayotte.

     Subsequent to completion of this transaction, the amalgamated company adopted the name Verb Exchange Inc.

         ACQUISITION OF CAPITAL POOL COMPANIES.

     On June 24, 2003, the Company completed a business combination with two capital pool companies listed on the TSX-V. A capital pool company (a "CPC") is a company that is created for the purpose of conducting an initial public offering and exchange listing pursuant to the TSX-V's CPC program, and thereafter using the funds to search for and evaluate potential acquisitions which, if approved by the TSX-V and acquired, will result in the CPC becoming fully listed on the TSX-V (referred to as a "Qualifying Transaction").

     Pursuant to this transaction, the Company effectively acquired each CPC's cash in treasury by exchanging its common shares for all the outstanding common shares of each CPC, on the basis of one common share for each $0.20 of the CPC's cash after applying a 10% premium. The Company will also issue warrants for the outstanding options of each CPC, based upon a formula derived from the exchange ratio for the common shares. Upon making the requisite adjustments to the share exchange calculation for permitted and non-permitted expenditures during the course of the transaction, the Company issued an aggregate of 2,573,573 common shares and 250,821 warrants to both CPC's to acquire approximately $465,000 in cash.

         CAPITAL EXPENDITURES.

     In the previous three fiscal years, Verb has invested approximately $4,459,440 in capital expenditures, primarily with respect to the acquisition of $4,252,511 in technology and equipment from Cadium Systems (now a wholly-owned subsidiary of Verb) in 2001 in exchange for common shares and common share purchase warrants. Currently, the Company has no plans to incur any expenditures on or divest itself of, any significant amounts of capital equipment.

         TAKEOVER OFFERS BY THIRD PARTIES.

     Other than the RTO and the business combination with the two CPC's discussed above, there have been no public or private takeover offers or efforts by third parties in respect of the Company's shares, or by the Company in respect of other companies' shares, in fiscal 2000 to 2002.

     B.  BUSINESS OVERVIEW.

         Verb is in the business of developing and delivering solutions for the communication and messaging needs of businesses and professionals. In particular, Verb concentrates on enhancing access and management of various communications formats (Voice, Fax, Email) so that organizations and individuals can communicate more effectively and realize increased productivity. Verb's products ("Verb Products") are designed to allow users to interact with their phone messages and other information that can be received or delivered via existing telecommunication devices. Users are offered not only a unified inbox, but a platform whereby they can actively manage and control both incoming and outgoing messages and information. Some of the features that the Verb Products are designed to provide include allowing remote users to both: (i) fully manage their incoming phone messaging system; and (ii) broadcast outgoing messages to multiple recipients in a single process. There are two distinct messaging platforms: tagline(TM), a full-featured unified communications platform that utilizes speech recognition and text to speech capabilities, and MyMessenger(TM), a java based Interactive Voice broadcast delivery system.

     Verb's products and services increase productivity and reduce costs for subscribers by eliminating repetitive labour intensive actions and the need for redundant devices. Verb's products are differentiated by being web enabled and device agnostic. The subscriber has the choice on how to manage and access the platform. Subscribers are not required to have a specific piece of hardware or download software to utilize the services. Verb's products and services are offered to subscribers on a hosted basis or ASP (Application Service Provider model) for a monthly subscription fee. The subscriber chooses from a variety of plans that provide access to the platform in bundles of minutes. The subscription is automatically renewed each month unless the subscriber chooses to cancel the service. At that point the subscriber has no further obligation. This outsourced subscription model does not encumber an organization or individual with up front capital expenditures or consume internal resources to realize the benefits of the technologies.

     Currently there are four distinct services based on the two platforms that comprise the Verb Product suite: myMessenger(TM), Echo, tagline(TM) and the Exchange Console. Each component of the Verb Products (myMessenger(TM), Echo, tagline(TM) and Exchange Console) has been configured to be 'stand-alone' in the marketplace or to be bundled together for multiple applications within an organization.

         PRINCIPAL PRODUCTS AND SERVICES

         myMessenger(TM)

     myMessenger(TM) is an interactive voice broadcast system, proprietary to Verb. myMessenger(TM) can broadcast to both "on platform" recipients (other myMessenger(TM) subscribers) or "off platform" recipients (anyone with a live telephone number). With one toll-free call to the myMessenger(TM) service, the user can record a personal voice message and have it delivered to all the contacts in their existing database anywhere in North America for a nominal per message charge if they are off-platform, or without cost whatsoever if they are on-platform. The recipient of the message can respond to the voice mail with a voice reply back to the myMessenger(TM) mailbox or with a simple yes/no answer - all through the telephone keypad. myMessenger(TM) can determine whether a live person or an answering machine answers the phone. Depending on how the system is configured by the user, it will either reattempt the number(s) until it connects with a live person or leave a message on the voice mail. myMessenger(TM) will also send notification when someone has responded to a message or when a broadcast is complete. The system offers both an interactive voice response and web interface to allow users to access information by phone or through the web. The service is completely web-enabled meaning the user can listen to, record voice messages and receive email reports detailing the results of the broadcasts all through the web at www.myMessenger.com.

         Echo

     The Echo service is comparable to the myMessenger(TM) service in functionality, but is designed for large scale message distribution with corporate accounts and also has direct connect call center capabilities (it is not, however, web-enabled).

         tagline(TM)

     The tagline(TM) service gives users control over their communications. tagline(TM)functions as a virtual personal assistant to screen, handle and direct calls, faxes and emails. The user decides when and how they receive calls through the tagline(TM) filtering and screening capabilities. The system allows the user to identify callers by contact name or phone number. The user determines the security levels, so all messages and incoming calls are secure. tagline(TM) features include:

     - one convenient number to give to important contacts, allowing the user to be reached with toll free convenience from anywhere in North America.

     - all communications (voice, fax, emails, etc.) can be managed through any device (telephone, computer, wireless PDA, etc.).

     - simple voice commands tell the system what to do - this allows users to communicate in a 'hands free - eyes free' environment.

     - send a voice message by saying the message once and broadcasting to a group (up to 2000) of your contacts.

     - integrates with your PIM (personal information manager - your contact database).

     - allows users to make a conference call (up to 32 people) or conference on the fly, adding contacts by speaking the name, or managing the conference on the web.

     - allows users to have reminders proactively sent to them by email, phone or wireless PDA.

     - allows users to have notifications of important message arrivals sent to their phone, pager, wireless PDA, or computer.

     Verb licenses core unified communications components for the tagline(TM) service from Webley Systems Inc. The licensed portion of the platform is a combination of open standard protocols for processing the various message formats overlaid by a speech recognition engine; these elements are integrated with handling and synchronization features that are proprietary to Webley Systems Inc. All the platform applications are completely software and hardware vendor independent. The platform has received a "Carrier Grade" certification from Pacific Bell.

     To these core licensed components, Verb integrates proprietary elements that it owns such as off platform interactive broadcast capabilities and IP based monitoring, content delivery, and instant messaging. Verb also develops and integrates other applications to tagline(TM) for specific market channels. See "Risk Factors - Reliance on Webley Systems Inc." below for a discussion of Verb's reliance on that portion of the technology that is licensed from Webley Systems Inc.

         Exchange Console

     Exchange Console is a web based content delivery, instant messaging and monitoring application, developed by and proprietary to Verb. Exchange Console becomes the subscriber's command center. Its integration with Internet-related tasks gives the user access to common tasks such as web searches and email. Furthermore, the interactive nature of the application allows "dynamic content" (in the form of banner ads and scrolling news headlines) to be fed to the user.

     By incorporating standard toolbar functionality, Exchange Console can be easily moved around, docked and minimized on the user's desktop. An extensible markup language ("XML") framework provides a convenient interface to communicate with external servers and data sources. Through this interface, interaction with servers offers real-time information retrieval and instant messaging capabilities.

     From Exchange Console, the subscriber can easily manage all tagline(TM) functions while continuing to work in other programs. Exchange Console can be customized in appearance and can streamline relevant content to specific user groups. Exchange Console is a unique feature option for the GUI (Graphical User Interface) and an important component of the private label branding solution Verb offers to resellers. When branding the interface for a specific group, Verb is able to offer Exchange Console as a means for a subscribing organization to extend their web and brand presence to their client's desktops. Verb will charge specific user groups by the download for the use of Exchange Console. Exchange Console also interfaces with tagline(TM) and Echo to provide quick access to certain features such as notification of pending messages without having to log into the GUI.

         TECHNOLOGY OVERVIEW - STAGE OF DEVELOPMENT

     The myMessenger(TM) and Echo service has been beta tested and the service is commercially available. The tagline(TM) service has been market tested and is also commercially available. Exchange Console has been beta tested and the product is ready for commercial launch.

     The Verb platform is the only unified communications platform to undergo testing and to receive certification from a Bell Company. Pacific Bell performed stringent load testing and service integration testing on the platform for over one year. The platform was certified "Carrier Grade", meaning the system is very reliable and robust. The open architecture of the platform allows for easy customization and integration of third party applications.

         PRODUCT DISTRIBUTION

     Verb currently provides its services through a 24 hour/7 days a week sales center and via the online tagline(TM) and myMessenger(TM) websites. Once a user signs up for the services, they receive an e-mail and hardcopy fulfillment package 3-5 business days after initial registration.

     tagline(TM) and myMessenger(TM) are purchased by individuals, groups, or enterprise organizations on a monthly subscription basis. The subscription packages are based on usage and priced to reflect the amount of usage included, similar to a cellular phone plan. Customer usage that exceeds the included amount is billed additionally at a per minute rate depending on the package they have purchased. The packages are priced to provide incentives for the subscriber to increase the package size. The subscriptions are sold monthly or on annual contract depending on the needs of the customer.

     Exchange Console is sold as a value added service to subscribers that utilize myMessenger(TM) or tagline(TM) services or as an individual product. These subscribers would pay an additional monthly fee for the functionality added by these services depending on the features required by the customer. These two services are also sold as individual products on the same per user monthly subscription basis.

     Echo is an event-based service and pricing depends on the volume of messages required by the customer for that event. The customer is assessed a per message charge plus additional charges for customization. Contracts are arranged on a per event basis, by total message volume, or over a period of time i.e. six months.

     Verb also intends to license its product technologies to other providers for resale to their own internal and/or external end users. Such a provider would be charged an upfront fee plus a monthly maintenance and upgrade fee, or a per user fee model similar to the subscriber model depending on the nature of the arrangement.

         MARKETS

     Due to the use of and reliance on communications services by virtually all business organizations and business professionals, and their demand for greater utility from their communication devices, the market for the unified communications solutions that Verb expects to be able to provide can potentially encompass business organizations and business professionals worldwide.

     The target markets which Verb expects to focus on, however, are business organizations and business professionals within North America. It is not expected that Verb will further limit its focus to specified industries or classes of business professionals, as it is expected that the Verb products will offer utility to potentially any business organization or business professional in need of a unified communications solution regardless of his/her industry segment or classification. See "Marketing Plans and Strategies" below.

     Despite the fact that telecommunications services are utilized by virtually every individual, Verb does not expect to target the broad based consumer market. At the present time, it does not appear as if the general non-commercial phone user is ready for, or in need of, unified communications. Until such time that the non-commercial phone user can be educated with respect to the benefits of Unified Communications and an actual need is developed, it is not economically feasible for Verb to target the non-commercial phone user.

     To date, market acceptance of Verb's products and services is unknown as they have only recently reached the commercialization stage. Refer to "Risk Factors - Market Acceptance and Uncertain Revenues".

         MARKETING STRATEGIES

     Verb services are marketed and sold through an exclusive network of independently owned Verb Exchange Certified Agencies. These agencies pay a one-time fee to Verb for the right to market the services. The number of agencies available for sale in a geographic area is strictly limited; this threshold is a function of population. Each area has a Master Agent who has paid a consideration to Verb. The Master Agent in turn acquires independent agents for the area and receives compensation in the form of commission from the agency registration fee and an override on area sales. Once the threshold has been reached for that geographic area no more agencies will be certified. The individual Agencies receive an ongoing revenue stream in the form of residual payments as long as the subscriber maintains the service and the agency maintains the minimum number of new monthly activations.

     The vertical channels in which the services are marketed consist of the small office/home office market, medium and large enterprises and vertical markets such as real estate, insurance, financial brokers and healthcare industry workers and other sales and service driven markets.

     The service provider market consists of technology and telecommunications companies. Examples of these providers include long distance providers, next generation telephone companies, network infrastructure providers and hardware and software providers. All of these markets are continually expanding their own core offering through outsourcing to other 'non-core-competency' value added services. They provide an indirect channel to potentially very large pre-qualified subscriber bases.

     Initial marketing efforts have been concentrated on forming strategic partnerships to open up new avenues of distribution and new channels for revenue streams. All of the aforementioned marketing initiatives have commenced to date.

         ALLIANCE SUMMARY

     To date, Verb has established the following strategic partnerships:

     - VERATIUM SOFTWARE INC.: Verb has formed a strategic partnership with Veratium. Veratium specializes in developing wireless software products that increase the productivity of the mobile workforce. Verb will be incorporating Veratium's Motivus(TM) software into the tagline(TM) service. Motivus(TM) software provides users access to their resident computer from remote locations. The user can "surf" to their Windows Desktop files, folders and inbox from any mobile device (Palm OS(R), RIM(TM) OS, Pocket PCs, Smart Phones) or from a web browser. The Motivus(TM) software will be packaged with tagline(TM) as a component of the Graphical User Interface for web access and as an integral part of the tagline(TM)/wireless device hardware bundling program. This program will be offered to specific, vertical channels where secure, mobile communications are vital.

     - INTACTA TECHNOLOGIES INC.: By including the INTACTA.CODE(TM) encoder as part of the tagline(TM) service offering, Verb adds a unique security component to its services.

     In addition to the foregoing, Verb enlisted the services of the Vancouver firm WOW to assist in its extensive re-branding process. Verb utilized an intensive series of workshops, studies and focus groups to identify market trends and other industry branding successes to determine how to best position Verb's products and services.

         COMPETITION

     The provider market is essentially divided into three categories: Hardware providers, Software/Wholesale providers and Application Service providers.

     - HARDWARE PROVIDERS. These companies provide the physical hardware that delivers the service. Their primary markets are carriers or substantial enterprises. These types of deployments run into hundreds of thousands of dollars and require significant internal resources from the purchaser in order to maintain the service. Examples of these companies would be Avaya, Centrinity, and Voice Mobility. The inherent challenge for hardware providers is reluctance on the part of many enterprises to make large capital expenditures during times of economic uncertainty, and the inability of small to medium size enterprises to make significant infrastructure investments.

     - SOFTWARE/WHOLESALE PROVIDERS. These companies provide the software or in some cases the service, on a wholesale basis to Carriers or smaller providers to be resold under a different brand name. Examples would be Appiant Technologies, Centrinity, Voice Mobility, and Active Voice (owned by Cisco). These companies have some of the same challenges as the hardware providers in requiring the end user to purchase hardware and pay license fees to utilize the technologies. In those instances where carriers CLEC's (Competitive Local Exchange Carriers) and ILEC's (Incumbent Local Exchange Carriers) resell the service, the provider has lost control of the primary revenue stream - the subscriber. The Carriers have many other services to market and to date have shown no aptitude or propensity to market a new technology until there is critical mass established in the marketplace.

     - APPLICATION SERVICE PROVIDERS. These are companies that deliver the service to the end subscriber. Industry competition is expected from a number of companies offering "Unified Messaging Services". Although many competitors have addressed the need for a unified "inbox", most are not taking the added step of offering unified communications (i.e. the management and control of incoming and outgoing messages). Examples of competitive service provider companies include J2 Global, UReach, GoSolo, Officescape and Unified Arts. Management of Verb believes that Verb has distinguished itself from the competition by specializing in unified communications, and most notably the creation of a proprietary "set up wizard" to assist the user in configuring their service. Verb has invested considerably in the creation of tools to train and advise the subscriber on how to get the most value from the service and to date we remain the only company to provide these tools. In all cases tagline(TM) has more features and capabilities than competitive products. Verb continues to implement other key differentiators such as unique pricing, 24x7x365 live customer support, and integration with instant messaging and presence management tools like the Exchange Console to keep tagline(TM) as the definitive unified communications brand.

         FUTURE DEVELOPMENTS

     Due to the nature of the Verb products, they are continuously being developed in order to ensure that the products meet the demands of the users for new or enhanced features. As such, notwithstanding the fact that any particular Verb product is currently at the commercialization stage, the development of Verb products is an ongoing process as Verb continues to develop its products and services in order to be able to provide additional features and utility to its users.

     Obsolescence is not expected to be a key factor in Verb's operation within the unified communications industry, as once implemented into a phone system, Verb's products are designed to be continually upgradeable to provide new features and utility. Verb's products are designed to be an outsourced solution making them highly scalable and upgradeable with no initial installation fees. Obsolescence may become a more important factor if Verb is unable to continually ensure that its products meet the demands of the users for new or enhanced features that are not anticipated by or unable to be fulfilled by Verb. Refer to "Risk Factors - Technological Change and Competition" below.

     C.  ORGANIZATIONAL STRUCTURE.

                          ----------------------------
                               Verb Exchange Inc.
                                    (Canada)
                          ----------------------------


           --------------------------------------------------------
                100%                                        100%
     --------------------------                 --------------------------
          Verb Exchange                             Verb Exchange Corp.
        (Management) Inc.                                 (Nevada)
        (British Columbia)
     --------------------------                 --------------------------
                100%
     --------------------------
         Cadium Systems Inc.
         (British Columbia)
     ---------------------------

     D.  PROPERTY, PLANT AND EQUIPMENT.

     The Company currently leases its office facilities, which comprises approximately 12,139 square feet, located at Suite 908 - 1055 Dunsmuir. Apart from office furniture and equipment, the Company's tangible fixed assets consist of computer equipment, software and its web engine.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

     The Company's financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). In some respects financial statements prepared under Canadian GAAP may differ materially from financial statements prepared under United States Generally Accepted Accounting Principles ("US GAAP"). As of December 31, 2002 there were no material differences in result between the two GAAP presentations.

     The Government of Canada permits a floating exchange rate to determine the value of the Canadian dollar against the United States dollar. We anticipate that a portion of sales will be made outside Canada, principally in the United States. If currency exchange rates fluctuate substantially, our cash flows from operations could be impacted negatively or positively, depending on direction.

         A. OPERATING RESULTS.

                  FISCAL YEAR ENDED DECEMBER 31, 2002, COMPARED TO FISCAL 2001

         Revenues increased by approximately 42% to $88,840 in 2002 compared to $62,491 in 2001. The revenue in 2001 related to calling card sales of the Company's wholesale long distance services business it discontinued that same year. During 2002, Verb completed the development of its unified communications solutions and began deployment of tagline(TM) and myMessenger(TM) into the marketplace.

     Salaries in 2002 of $1,018,011 appear to have declined by over $2 million (or approximately 68%) from $3,194,276 in 2001. However, during fiscal 2001, a number of Verb shares were issued to certain employees, officers and directors for nominal consideration, as an inducement to employment or fulfillment of previous obligations to these individuals. Accounting rules under Canadian GAAP necessitated that these shares be valued and charged to the financial statements as employment expense. From a cash perspective, $691,493 of the $3,194,276 for 2001 was actual salaries and wages, exclusive of the shares issued.

     Professional and consulting fees rose by $675,311 to $1,186,407 in 2002 from $511,096 in 2001. The increase was mainly due to the professional fees incurred in relation to the transaction with Ayotte. Of that amount, $291,432 represented legal fees incurred by the Company to complete the reverse takeover.

     General and administrative fees more than doubled from $353,594 in 2001 to $744,173 in 2002. This was largely due to the $216,203 in marketing costs pending the Company's reverse takeover transaction as well as the deployment of its products in the marketplace.

     The directors fees charged in 2001 were also due to accounting rules under GAAP necessitating that shares issued for nominal consideration, as an inducement to enter into employment or in fulfillment of previous obligations to these individuals, be valued and charged to the financial statements. No shares were issued or fees paid in 2002.

     Loss for the year for 2002 decreased $1.76 million to $4,462,840 as compared to a reported loss of $6,220,995 in 2001. The decrease in the loss for the year is directly related the recognition of shares issued for nominal consideration valued and charged as employment expense in 2001.

     The Company's operating activities used cash of $2,308,816 in 2002 compared to $1,188,936 in 2001. This is mostly comprised of the loss for the year of $4,462,840, an increase in accounts payable of $812,496 and add backs of amortization and stock-based compensation from the Cadium acquisition of $1,121,070 and $250,024 respectively.

     Cash provided by financing activities increased by $828,103 to $2,087,572 in 2002 from $1,259,469 in 2001 mostly due to the cash received on loan from Ayotte Music Inc. as part of the reverse takeover transaction.

          FISCAL YEAR ENDED DECEMBER 31, 2001, COMPARED TO FISCAL 2000

     Revenues for the year ended December 31, 2001 approximated $62,491. This represents an increase of $29,865 over gross revenues for the fiscal period ending December 31, 2000. In fiscal 2001, the Company discontinued its calling card business, which had a low gross margin, as a precursor move to the deployment of its unified communication services.

     Amortization rose by $921,109 to $926,279 in 2001 from $5,170 in 2000 mainly due to the depreciation of technology acquired when, on February 19, 2001, the Company acquired all of the issued and outstanding common and preferred shares of Cadium Systems Inc. Cadium was involved in the development of a java-based messaging system. The technology platform was allocated a value of $4,230,029 and is being depreciated on a straight line basis over 5 years.

     Salaries and wages rose from $127,921 in 2000 to $3,194,276 in 2001. During 2001, a number of Verb shares were issued to certain employees, officers and directors for nominal consideration, as an inducement to employment or fulfillment of previous obligations to these individuals. Accounting rules under Canadian GAAP necessitated that these shares be valued and charged to the financial statements as employment expense. From a cash perspective, $691,493 of the $3,194,276 for 2001 was actual salaries and wages, exclusive of the shares issued. The increase in salaries and wages in 2001 was due to the addition of 12 employees in Research and Development, Sales and Marketing and General and Administration as the company focused on the development and deployment of its unified communication product and services.

     Professional and consulting fees rose by $356,443 from $154,653 in 2000 to $511,096 on 2001. The increase was mainly due to an increase of $48,655 in professional fees from $41,703 in 2000 to $90,359 in 2001, and the addition of consultants during 2001 in order to support the development and deployment of unified communications products and services.

     General and administrative fees went from $47,349 in 2000 to $353,594 in 2001. This was largely due to marketing and branding costs of $165,393 in 2001 (2000 - nil) required in order to focus on the primary business of the Company, being the sales of unified communications products and services. Rent expense in 2001 was $69,079 compared to $18,082 in 2000 as a result of the move to the Company's current offices, and the staff increased by 12 employees in 2001. Office expenses went from $28,649 in 2000 to $92,305 in 2001 attributable to increases in leasing, print/photocopy and postage/courier costs mostly due to the increase in staff and additional cost generated by the new focus on sales of unified communications product and services.

     Director fees charged in 2001 were $457,320 and representing the fair value of 300,000 shares issued in lieu of directors' fees. Under Canadian GAAP shares issued for nominal consideration as an inducement to enter into employment or in fulfillment of previous obligations to these individuals must be recorded at their fair value. No shares were issued or fees paid in 2000.

     B.  LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company has financed its operations mainly through the sale of equity securities and also through short term debt, lease financing, related party debt, including officer, shareholder and employee loans, and cash flow from its operating activities, including customer deposits and supplier credit. As at December 31, 2002, the Company had a working capital deficit of $1,469,047 compared to $1,357,018 in 2001.

     The Company's ability to generate cash and cash equivalents largely depends on the growth of Verb's revenues and the ability to raise external capital as and when needed. The Company continues to grow its revenues. In addition, the Company currently has two financing initiatives, discussed below.

     At present, the Company has a significant working capital deficiency. The Company will need to generate additional cash reserves in the near future to address this deficiency and to provide additional funding to continue the rollout and expansion of its business. Management believes that the two financing initiatives discussed below, together with expected revenues, should provide adequate liquidity for the short term. In addition, the Company will continue to rely on suppliers for operational financing in the form of the extension of trade credit.

     Present financing initiatives include the issuance of additional equity, with a $300,000 financing that just completed (see Subsequent Events in the financial statements) and the acquisition of two capital pool companies as disclosed above under Item 4A - "Acquisition of Capital Pool Companies". As well, the Company will continue to rely on lines of credit currently extended by third parties.

     Management believes that the primary indicator of liquidity on the Company's balance sheet will be its cash balance. For the most part, accounts receivable are expected to remain low as services are billed directly to subscribers' credit cards, which also reduces the incidence of bad debt. For the remainder of calendar 2003, the Company expects to incur expenses of up to $400,000 per month, depending on its level of activity. Given current sales and revenue projections and the associated expenditures, the cash on hand should be sufficient to sustain operations for the next twelve months. After such time, the Company expects that it will need to raise additional financing through equity or longer term debt issues to expand its operations.

     The Company does not expect to incur any significant capital expenditures in the near future.

     C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     Verb currently has registered trademarks in Canada for myMessenger(TM) and myMessenger.com(TM), and has applied for Verb Exchange(TM) and tagline(TM). Verb has also filed applications in the US to register a trademark for Verb Exchange(TM) and tagline(TM).

     Verb intends to rely on copyright and trade secret laws in order to protect the proprietary elements of their software and products. Where Verb has not already done so, it intends to enter into non-disclosure and non-competition agreements with all of its employees and management personnel who have access to the proprietary elements of Verb's software and products, customer lists and other confidential information.

     In the past three fiscal years, the Company has invested $4,362,537 in research and development and intellectual property matters, being $27,094 in fiscal 2000, $2,735,550 in fiscal 2001 and $1,599,893 in fiscal 2002. These costs are classified in the consolidated financial statements according to their nature and for 2002 consist primarily of amortization ($1,057,507), general and administrative ($202,626) and salaries and wages ($291,852).

     D.  TREND INFORMATION.

     Management is not aware of any trend, commitment, event or uncertainty that is expected to have a material effect on its business, financial condition or results of operations.

     E.  OFF-BALANCE SHEET ARRANGEMENTS

     Not applicable.

     F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

                                                                          Payments Due By Period
CONTRACTUAL OBLIGATIONS                                 Total       <1 Year      1-3 Years    3-5 Years    5+ Years
                                                     -----------------------------------------------------------------
Long-Term Debt Obligations                                 nil           nil          nil          nil          nil
Capital (Finance) Lease Obligations                     50,823        33,516       17,307          nil          nil
Operating Lease Obligations                            531,344       264,994      266,350          nil          nil
Purchase Obligations                                       nil           nil          nil          nil          nil
Other Long-Term Liabilities reflected on the               nil           nil          nil          nil          nil
     Company's balance sheet under
     Canadian GAAP
Total                                                  582,167       298,510      283,657          nil          nil

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

     A.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

     The following table sets forth the name, positions held and principal occupation of each of our directors, senior management and employees upon whose work the Company is dependent:

NAME AND POSITIONS HELD             EXPERIENCE AND PRINCIPAL BUSINESS ACTIVITIES

Nathanael Lineham                   President and CEO of the Company since the
President, CEO and Director         RTO in November 2002 and a founder and the
                                    President and CEO of Verb since its
                                    inception in January 2000. Mr. Lineham has been active in the communications industry for over 10 years. President of Lineham
                                    Enterprises, a private communications
                                    consulting firm, since January 1990; founded
                                    First Pacific Communications and was
                                    President from 1990 to 1992; founded
                                    Metrotel Communications and was President from 1992 to 1994. Director of Niogold
                                    Mining Corp. and Fortuna Ventures Ltd.,
                                    public companies, since January and March of 1998, respectively.

David Ebert                         CFO of the Company since the RTO and CFO of
Chief Financial Officer             Verb since July 2000. Mr. Ebert has over 11
                                    years experience in corporate and commercial banking working for the Canadian Imperial
                                    Bank of Commerce from June 1989 to February
                                    1997 and, prior to joining Verb, as a Senior
                                    Account Manager at the Bank of Nova Scotia from February 1997 to June 2000.

Jeff Durno                          Partner and Lawyer with Anfield Sujir
Corporate Secretary                 Kennedy & Durno, Barristers and Solicitors.
and Director                        Mr. Durno has served as a Director and/or
                                    Corporate Secretary for numerous public
                                    companies, including ST Systems Corp. from August 1994 to present, NovaDx International
                                    Inc. from August 1995 to present, DC
                                    Diagnosticare Inc. July 1996 to April 2002,
                                    Sasha Ventures Ltd. (now eShippers
                                    Management Ltd.) from October 1998 to
                                    October 2000 and from May 2001 to present, VendTek Systems Inc. from October 1999 to
                                    June 2003, and American Wild Woodland
                                    Ginseng Corp. from January 2000 to June
                                    2001.

Noel Bambrough                      CEO of Dictation Services Group Inc. since
Director                            November 2002;  President and CEO of Intacta
                                    Technologies Inc., a US company involved in the business of developing products and applications that enable secure transfer of digitally based information across the
                                    Internet, from April 1999 to September 2002;
                                    President of NRB Telecommunications, Inc.
                                    from September 1998 to April 1999; Executive
                                    Vice-President of Triax Communications, Inc.
                                    from April 1995 to September 1998.

N. Ross Wilmot                      Currently a Director and/or Officer of
Director                            several public companies, including
                                    (i) President and a Director of ASP Ventures
                                    Corp., Orko Gold Corp., Orex Ventures Inc.,
                                    Quantum Power Corporation, and Sudamet
                                    Resources Ltd.; (ii) CFO or Vice-President
                                    Finance and a Director of CTF Technologies
                                    Inc. Briyante Software Corp., ComCam Inc.,
                                    Neuer Kapital Corp., and Intacta
                                    Technologies Inc.; (iii) CFO of Multivision
                                    Communications Corp. and (iv) Director of
                                    Breckenridge Resources Ltd.

Michael Iverson (1)                 Businessman; President of Triple K Ventures,
Director                            a private consulting and investment company,
                                    since 1978. Mr. Iverson has served as a
                                    Director and/or Officer of several public companies, including Sasha Ventures Ltd.
                                    from June 1994 to October 2000, Niogold
                                    Mining Corp. since January 1998, Fortuna
                                    Ventures Ltd. since March 1998, and
                                    Consolidated Newen Enterprises Inc. since
                                    June 2001.

Pierre Lapointe (1)                 President and CEO of Gestion MacLap
Consultant and Director             Management Inc., a private consulting
                                    company, since 1990; General Manager of
                                    Cantel Service Centre, Cantel (now Rogers
                                    AT&T Wireless) from 1986 to 1988;
                                    Vice-President and General Manager of retail division of Lenbrook Industries from 1988 to 1991; President and CEO of Merit
                                    Technologies from 1993 to 1995.

Scott Ackerman                      President and CEO (since January 2000) and
Director                            a Director (since January 1995) of American
                                    Wild Woodland Ginseng Corp.; President, CEO and a Director of Millennium Ventures Ltd.

Paul Witzel                         Business Consultant; President of the Paul
Director                            Witzel Corporation, a private consulting
                                    company, since 1982. Mr. Witzel has served as a Director of various public companies, including Global Light Telecommunications
                                    Inc. since June 2002, and Lattice Capital
                                    Corp. from May 2000 to the date of the
                                    completion of its business combination with Verb in June 2003.

Calvin Wang                         Mr. Wang brings extensive technical
Chief Technical Officer             expertise and experience in the
of Verb Exchange                    telecommunications and telephony markets to
(Management) Inc.                   Verb. Prior to joining Verb, he was a
                                    co-founder of Cadium Systems Inc., a
                                    software company responsible for developing new communications platforms and specializing in voice communications, with
                                    Mr. Warkentin. At Cadium, Mr. Wang was a principal architect and helped establish the company as one of the Top 25 Up and Coming
                                    Canadian Technology Companies (2000 Branham
                                    Group survey). He has also held positions at several technology companies, including IBM and MPR Teltech. Mr. Wang holds an honours degree in mathematics and computer science from the University of Waterloo, completed in 1995.

Jeff Warkentin                      Mr. Warkentin joined Verb with extensive
Vice President Operations           telecommunications experience and has taken
of Verb Exchange                    part in delivering innovative new products
(Management) Inc.                   and solutions for companies like Telus,
                                    working for MPR Teltech from 1992-1997 in various positions ranging from Software
                                    Development to Project Management to
                                    Business Development, and consulting for
                                    Bell Canada and Stentor from 1997-2000
                                    conducting service evaluations, redesigns and implementations, including various aspects of technology. Immediately prior to Verb, he co-founded Cadium Systems Inc. with
                                    Mr. Wang, and as the President and CEO
                                    helped establish the company as one of the Top 25 Up and Coming Canadian Technology
                                    Companies (2000 Branham Group Survey) and won the Investor's Choice award at the Canadian IT Financing Forum in November
                                    2000. Mr. Warkentin is a graduate of Simon
                                    Fraser University with a degree in Computer
                                    Science.

Keith Andrews                       Prior to joining Verb, Mr. Andrews ran his
Vice President                      own consulting firm for 10 years providing
Sales and Business                  services, strategies and contract
Development of Verb Exchange        negotiating skills to major corporations.
(Management) Inc.                   He has worked with AT&T, Spectra Group, IMG,
                                    and the Keg Restaurants. Mr. Andrews has been responsible for sponsorship and alliance negotiations involving firms such as Molson Breweries, Labatts, Nike, Coca
                                    Cola, Pepsi, JBL, BOSE, and major sports affinity associations.

Kerry Munro                         Mr. Munro has over 13 years of experience in
Vice President Marketing            the telecommunications, unified communica-
of Verb Exchange                    tions and software arenas.  His most recent
(Management) Inc.                   role was VP Marketing for 01 Communique, a
                                    provider of unified communications and
                                    wireless remote access products and
                                    services, where he maintained worldwide
                                    marketing, product and channel
                                    responsibility for all 01 Communique
                                    business activities. Prior to that, Mr.
                                    Munro served as Director of Wireless and Long Distance Marketing and Product
                                    Development for AT&T Canada, and prior to that served as VP Marketing at ACC
                                    Telenterprises and was part of the team that turned ACC into the only competitive telecommunications organization in Canadian telecom history to achieve profitability. He also maintained positions of responsibility within the engineering, finance, sales and marketing functions at Bell Canada, culminating in a marketing role overseeing
                                    Bell's Business Internet and Data products and programs. Mr. Munro holds a BA in Commerce and Economics from the University of Toronto, completed in 1989 and an MBA in Marketing and Finance from Queens University completed in 1996.


     (1) Mr. Iverson did not stand for re-election to the Board of Directors at the Company's annual general meeting held on June 25, 2003. Mr. Lapointe was added to the slate of proposed directors for election at the annual general meeting.

     (2) As a result of the business combination with two CPC's as discussed under "Acquisition of Capital Pool Companies" in Item 4.A., the Company added a nominee from each CPC, being Messrs. Ackerman and Witzel, to its slate of proposed directors for election at its annual general meeting held on June 25, 2003.

     B.  COMPENSATION.

     The following table sets forth the compensation paid, benefits in kind granted to the Company's directors and members of its administrative, supervisory or management bodies in the past financial year:

NAME                    COMPENSATION            BENEFITS            OPTIONS (1)

Nathanael Lineham          $65,500                nil                 300,000
David Ebert                $60,558                nil                 160,000
Jeff Durno                   nil                  nil                 150,000
Noel Bambrough               nil                  nil                  75,000
N. Ross Wilmot               nil                  nil                  75,000
Michael Iverson              nil                  nil                  75,000
Pierre Lapointe              nil                  nil                 120,000
Scott Ackerman               n/a                  nil                  75,000
Paul Witzel                  n/a                  nil                  75,000
Calvin Wang                $53,933                nil                 100,000
Jeff Warkentin             $54,211                nil                 100,000
Keith Andrews              $55,000                nil                 140,000
Kerry Munro                $92,000                nil                 140,000

(1) once vested, each option is exercisable into one common share of the Company at an exercise price of $0.50 until November 12, 2007. Options generally vest over a period of 18 months. At December 31, 2002, of the 1,175,000 options awarded to the individuals listed above, only 65,278 had vested. On July 7, the Company re-priced all outstanding options to $0.35 per share, and granted an additional 1,088,000 options exercisable at $0.35 per share until July 7, 2008, of which 410,000 were granted to and are included in the figures for the persons above.

     C.  BOARD PRACTICES.

     Each director holds office until the next annual general meeting of the Company unless his office is earlier vacated in accordance with the Articles of the Company or the Canada Business Corporations Act.

     During the most recently completed fiscal year, there are no arrangements (standard or otherwise) under which directors of the Company were compensated by the Company or its subsidiaries for services rendered in their capacity as directors, nor were any amounts paid to the directors for committee participation or special assignments, other than the granting of stock options. There were no arrangements under which the directors would receive compensation or benefits in the event of the termination of that office.

     During the most recently completed fiscal year, the following directors of the Company were compensated in the manner noted for services rendered to Verb as consultants or experts:

     - Anfield Sujir Kennedy & Durno ("ASK&D"), a law firm in which Jeff Durno is a partner, serves as the Company's (and prior to the RTO, served as Verb's) corporate counsel and has been compensated for providing legal services to Verb. As disclosed in Note 16 to the financial statements, Verb accrued $291,432 for legal services received from ASK&D during 2002 (2001 - $90,358). At December 31, 2002 the Company owed $246,785 to ASK&D for unpaid professional fees which are included in accounts payable and accrued liabilities.

     Our audit committee consists of Messrs. Lineham, Durno and Wilmot. The audit committee has the responsibility of reviewing financial statements, exercising general oversight of the integrity and reliability of the accounting and financial reporting practices, and monitoring the effectiveness of our internal control systems. The audit committee also recommends a selection of the auditing firm and exercises general oversight of the activities of the independent auditors, principal financial and accounting officers and employees, and related matters.

     The Board has set up a human resources committee comprised of Messrs. Bambrough (chair), Ackerman and Witzel, and plans to set up a corporate governance committee in the near future.

     D.  EMPLOYEES.

     Verb currently employees 22 people, eight in sales and marketing, eight in operations and six in product development. As revenues grow, the company plans to add employees primarily in sales and marketing and operations in order to handle additional subscriber volumes.

     E.  SHARE OWNERSHIP.

     Our directors own or control the indicated shares of common stock as at the date hereof; percentages are based on 15,357,666 common shares outstanding when this report is filed. For options held, see Sub-item B. entitled "Compensation" above.

NAME                         NO. OF SHARES          PERCENTAGE

Nathanael Lineham               768,883               5.01%
David Ebert                     160,184               1.04%
Jeff Durno                      284,210               1.85%
Noel Bambrough (1)                nil                  n/a
N. Ross Wilmot (1)                nil                  n/a
Michael Iverson                   nil                  n/a
Pierre Lapointe (2)              10,000               0.07%
Scott Ackerman                  163,036               1.06%
Paul Witzel                     181,574               1.18%
Jeff Warkentin                  165,534               1.08%
Keith Andrews                    96,110               0.63%
Kerry Munro                     108,610               0.70%
Calvin Wang                     145,193               0.95%

     (1) Messrs. Bambrough and Wilmot each hold private options to acquire 60,000 common shares granted to them by a current shareholder of the Company, Ayotte Music (VCC) Ltd.

     (2) The terms of Mr. Lapointe's consulting arrangement with Verb have not yet been finalized; it is expected that part of his compensation will be payable in common shares of the Company.

         STOCK OPTION PLAN

     The Company maintains a Stock Option Plan pursuant to which stock options to acquire unissued common shares of the Company may be granted to directors, officers, employees and consultants of the Company. As at the date hereof, options have been granted with respect to 1,578,000 of the 2,250,000 common shares that have been reserved for issuance pursuant to options under the Plan. Pursuant to the policies of the TSX-V, there are restrictions on the number of options that can be granted to any particular individual depending on his relationship with the Company. Furthermore, options must not be granted at the lesser of $0.10 and the "Discounted Market Price" for the Company's common shares as defined by the policies of the TSX-V and have, so long as the Company is listed as a Tier 2 company on the TSX-V, an expiration date exceeding five years from the date of grant.

     At the Company's annual general meeting held June 25, 2003, a resolution was passed to increase the number of common shares reserved for issuance pursuant to options under the Plan, to 3,089,500 common shares. The Company is currently in the process of filing the revised Option Plan with the Exchange.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

     A.  MAJOR SHAREHOLDERS.

     To our knowledge, other than the directors, officers and key employees as may be disclosed above, no person beneficially owns, directly or indirectly, or exercises control or direction over, common shares carrying more than 5% of the voting rights attached to the 15,357,666 common shares of the Company outstanding as at the date hereof.

     The Company has approximately 138 shareholders of record. The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of CDS & Co. and other intermediaries, is not known to us. None of the major shareholders, if any, have different voting rights.

     To the best of our knowledge, approximately 94% of the Company's common shares are owned by residents of Canada. The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of CDS & Co. and other intermediaries, who may be residents of other countries, is not known to us.

     To the best of our knowledge, as of the date of this annual report, we are not directly or indirectly owned or controlled by another corporation or by any foreign government, or by any other natural or legal person, nor are there any arrangements which may result in a change of control of the Company.

     B.  RELATED PARTY TRANSACTIONS.

     During the year, the Company incurred $291,432 in professional fees to a law firm in which a director of the Company is a partner. At December 31, 2001, the Company had outstanding payables of $246,785 for unpaid professional fees which are included in accounts payable and accrued liabilities.

     Also during the year, the Company paid $69,500 to a company controlled by a director of the Company for management fees. At December 31, 2002, the Company had outstanding payables of $13,245 that are included in accounts payable and accrued liabilities.

     Amounts due to other related parties included in accounts payable and accrued liabilities aggregate $114,833 for monies advanced by various directors and officers with no stated terms of repayment. These amounts are non-interest bearing.

     One of the CPC's in the proposed business combination discussed under "Acquisition of Capital Pool Companies" in Item 4.A. has a director in common with the Company. This director also beneficially owns or controls approximately 13% of the CPC's common shares.

     C.  INTEREST OF EXPERTS AND COUNSEL.

         Not required.

ITEM 8.  FINANCIAL INFORMATION.

     See the financial statements filed with this report (Item 17).

ITEM 9.  THE OFFER AND LISTING.

     A.  OFFER AND LISTING DETAILS.

     The Company's common shares are listed and posted for trading on the TSX Venture Exchange (previously defined as the "TSX-V") under the symbol "VBX". The Company's common shares are not listed on any other securities exchange. All common shares are registered shares.

     The Company, as presently constituted with the business of Verb acquired pursuant to the RTO, has only been listed on the TSX-V since November 12, 2002. The following table sets forth the high and low closing prices on the TSX-V for the periods indicated.

                   Period                   High Sales Price     Low Sales Price
      --------------------------------------------------------------------------

      By Financial Quarters
         Nov 12, 2002 to Dec 31, 2002            $0.45                $0.20
         Jan 01, 2003 to Mar 30, 2003            $0.28                $0.14
         Apr 01, 2003 to June 27, 2003           $0.33                $0.17
      By Calendar Months
         January 2003                            $0.24                $0.14
         February 2003                           $0.28                $0.17
         March 2003                              $0.27                $0.16
         April 2003                              $0.28                $0.17
         May 2003                                $0.33                $0.22
         June 1 to June 27, 2003                 $0.33                $0.27

     On June 27, 2003, the closing price of the common shares on the TSX-V was $0.$0.32.

     B.  PLAN OF DISTRIBUTION.

     Not required.

     C.  MARKETS.

     See Sub-item A. entitled "Offer and Listing Details" above.

     D.  SELLING SHAREHOLDERS.

     Not required.

     E.  DILUTION.

     Not required.

     F.  EXPENSES OF THE ISSUE.

     Not required.

ITEM 10.  ADDITIONAL INFORMATION.

     A.  SHARE CAPITAL.

     Not required.

     B.  MEMORANDUM AND ARTICLES OF ASSOCIATION.

     The Company is registered under the Canada Business Corporations Act, under entry number 3763684. Pursuant to Article 5 of the Company's Articles of Continuance, it is not restricted from carrying on any type of business.

     With respect to directors, under the by-laws, a director who is a party to a material contract or proposed material contract with us, or is a director or officer of or has a material interest in any person who is a party to a material contract or proposed material contract with us, must disclose to us in writing the nature and extent of such interest. An interested director can vote on only a limited number of such matters (securing a loan from the director to the Company, his remuneration, indemnity or insurance, or a contract with an affiliate) provided the interest is disclosed. Otherwise, even with disclosure of the interest, such a director cannot vote on a material contract or proposed material contract. A contract approved by the board of directors is not voidable because one or more directors has a conflict of interest, if the conflict is disclosed and the interested director(s) do not vote on the matter. Subject to the conflict of interest provisions summarized above, there is no restriction in the by-laws on the power of the board of directors to have the Company borrow money, issue debt obligations, or secure debt or other obligations of the Company. The by-laws contain no provision for the retirement or non-retirement of directors under an age limit requirement. A director is not required to hold any shares of the Company in order to be a director.

     The Articles of the Company provide for the issuance of an unlimited number of shares of common stock, without par value. All holders of common stock have equal voting rights, equal rights to dividends when and if declared, and equal rights to share in assets upon liquidation of the corporation. The common shares are not subject to any redemption or sinking fund provisions. The Articles of the Company also provide for the issuance of an unlimited number of shares of preferred stock, issuable in series, with such voting, dividend, liquidation preference or conversion rights as the board of directors may establish from time to time. At the present time, there no preferred shares are issued and outstanding. Directors serve from year to year, there being no provision for a staggered board; cumulative voting for directors is not allowed. Between annual general meetings, the existing board can appoint one or more additional directors to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting. All issued and outstanding shares are fully paid and non-assessable securities.

     In order to change the rights of the holders of common stock, the passing of a special resolution by such shareholders is required, being the affirmative vote of not less than 2/3 of the votes cast in person or by proxy at a duly called meeting of shareholders.

     An annual meeting of shareholders must be called by the board of directors not later than 15 months after the last annual meeting. The board at any time may call a special meeting of shareholders. Notice of any meeting must be sent not less than 21 and not more than 50 days before the meeting, to every shareholder entitled to vote at the meeting. All shareholders entitled to vote are entitled to be present at a shareholders meeting. A quorum is the presence in person or by proxy of the holders of at least 5% of the issued and outstanding shares of common stock.

     Except under the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote our shares under the laws of Canada or our charter documents. The Investment Canada Act ("ICA") requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels or the business activity of which is related to Canada's cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the ICA. The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days after implementation of the investment. It is intended that investments requiring only notification will proceed without intervention by government unless the investment is in a specific type of business related to the scope of the ICA. If an investment is reviewable under the ICA, an application for review in the prescribed form normally is required to be filed with Investment Canada before the investment is made and it cannot be implemented until completion of review and Investment Canada has determined that the investment is likely to be of net benefit to Canada. If the agency is not so satisfied, the investment cannot be implemented if not made, or if made, it must be unwound.

     C.  MATERIAL CONTRACTS.

     Except as otherwise disclosed in this annual report and our financial statements and notes included elsewhere in this annual report, we have no other material contracts outside the ordinary course of business.

     D.  EXCHANGE CONTROLS.

     There are no laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of our shares of common stock.

     E.  TAXATION.

         CANADA.

     We believe the following general summary fairly describes all of the substantive Canadian federal income tax consequences which apply to a shareholder who resides in the United States, is not a resident of Canada, and who does not use or hold (and is not deemed to use or hold) shares in connection with carrying on a business in Canada (a "non-resident shareholder"). Nonetheless, we recommend that anyone who considers buying our shares obtain independent tax advice, as tax implications may affect people differently.

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

     CAPITAL GAINS. A non-resident of Canada is not subject to tax under the ITA for a capital gain realized on disposition of shares of a public corporation unless the shares represent "taxable Canadian property" to the holder. Our shares are listed on the TSX Venture Exchange and therefore will be taxable Canadian property to a non-resident holder if, at any time during the five years before disposition, the non-resident holder, either alone or together with affiliates of the Company, owned 25% or more of the issued shares. However, under the 1985 treaty protocol, a non-resident holder who is a United States resident and for whom shares represent taxable Canadian property, no Canadian taxes will be due on a capital gain unless the value of the shares derives from realty or natural resources in Canada.

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

     A U.S. shareholder who elects in a timely manner to treat the company as a Qualified Electing Fund ("QEF"), as defined in the Code (an "Electing U.S. Shareholder"), will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the company qualifies as a PFIC on his pro-rata share of the company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Shareholder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Shareholder, in each case, for the shareholder's taxable year in which (or with which) the company's taxable year ends, regardless of whether such amounts are actually distributed.

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

     The Company presently is not, and for fiscal 2002 does not expect to qualify for status as a PFIC. If the Company should in subsequent years in fact qualify for PFIC status, U.S. investors should take into account the foregoing tax aspects concerning PFIC matters.

     F.  DIVIDENDS AND PAYING AGENTS.

     Not required.

     G.  STATEMENTS BY EXPERTS.

     Not required.

     H.  DOCUMENTS ON DISPLAY.

     Information not included in this report but incorporated by reference from our prior filings can be inspected on the Securities and Exchange Commission's internet site (www.sec.gov) at the EDGAR location.

     I.  SUBSIDIARY INFORMATION.

     See the notes to the financial statements.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

     Not required.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

     Not required.

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

     Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

     Not applicable (we are subject to section 12(g) through filing of Form 20-F registration, effective in 2000).

ITEM 15.  CONTROLS AND PROCEDURES

     Our President and Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) of the United States Securities Exchange Act of 1934, as amended) within 90 days of the filing date of this annual report. Based on the evaluation, under the supervision and with the participation of our management, they have concluded that these disclosure controls are effective.

     There were no significant changes in our internal controls or other factors that could significantly affect these disclosure controls and procedures, nor were there any significant deficiencies or material weaknesses in our internal controls subsequent to the date our President and Chief Executive Officer and our Chief Financial Officer completed their evaluation. As a result, no corrective actions were required or undertaken.

ITEM 16.  AUDIT MATTERS.

         AUDIT FEES

     The aggregate fees billed in the last fiscal year for professional services rendered by the principal accountant for the audit of the Company's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements was $28,000, net of goods and services tax of 7%.

         TAX FEES

     The aggregate fees billed in the last fiscal year for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning was $Nil.

         ALL OTHER FEES

     The aggregate fees billed in the last fiscal year for products and services provided by the principal accountant, other than services reported above, was $Nil.

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS.

     See the financial statements of the Company for the three fiscal years ended December 31, 2000 to 2002, the notes thereto, and the auditors' reports thereon, which are included in this annual report. As set forth in the notes, all of the financial information is presented in accordance with Canadian GAAP; however, as stated in the notes, there are no material differences between Canadian GAAP and United States GAAP as applied to our financial statements.

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

          4.1      Stock Option Plan dated August 30, 1996                     *

          4.2      Form of Stock Option Agreement
                   dated October 18, 1999                                      *

          10.1     Investor relations agreement with
                   Marketing Strategies Inc.                                   *

          10.2     Arrangement Agreement with Verb Exchange Inc.              **

          10.3     Arrangement Agreement with
                   Millennium Ventures Ltd.
                   and Lattice Capital Corporation                           ***

          10.4     Credit Facility Agreement with
                   Millennium Ventures Ltd.
                   and Lattice Capital Corporation                           ***

          10.5     Unified Communications General
                   Services Agreement between
                   Effectnet LLC (now Webley Systems Inc.
                   and telQuest Technologies Inc.
                   (now Verb Exchange Inc.) and Amendments
                   1 and 2 to the Agreement
                   (Redacted - Confidential treatment of
                   omitted portions has been requested)                      ***

          99.1     Form of stock certificate                                   *

          99.2     Certifications Pursuant to
                   Section 1350 of Chapter 63 of
                   Title 18 of the United States Code                        ***

* Incorporated by reference from the like-numbered exhibit filed with our initial registration on Form 20-F (SEC File No. 0-30683, filed May 22,
     2000).

** Incorporated by reference from the like-numbered exhibit filed with our Annual Report on Form 20-F, (SEC File No. 0-30683, filed August 1,
     2002).

***  Filed herewith.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                            Verb Exchange Inc.


Date:  July 11, 2003                          /s/  Nathanael Lineham
                                            ------------------------------------
                                            Nathanael Lineham, President

                                  CERTIFICATION

     I, Nathanael Lineham, certify that:

1.   I have reviewed this annual report on Form 20-F of Verb Exchange Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. We have disclosed, based on our most recent evaluation, to the registrant's auditors and board of directors:

     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. We have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

DATED this 14th day of July, 2003.


                                              /s/  Nathanael Lineham
                                            ------------------------------------
                                            NATHANAEL LINEHAM,
                                            Chief Executive Officer

                                  CERTIFICATION

     I, David Ebert, certify that:

1.   I have reviewed this annual report on Form 20-F of Verb Exchange Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. We have disclosed, based on our most recent evaluation, to the registrant's auditors and board of directors:

     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. We have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

DATED this 14th day of July, 2003.


                                               /s/  David Ebert
                                             -----------------------------------
                                             DAVID EBERT,
                                             Chief Financial Officer

                      Consolidated Financial Statements
                      (Expressed in Canadian dollars)


                      VERB EXCHANGE INC.


                      Years ended December 31, 2002, 2001 and 2000

KMPG
          KPMG  LLP                                    Telephone (604) 691-3000
          Chartered Accountants                        Telefax   (604) 691-3031
          Box 10426, 777 Dunsmuir Street               www.kpmg.ca
          Vancouver BC V7Y 1K3
          Canada


AUDITORS' REPORT

To the Board of Directors
Verb Exchange Inc.


We have audited the consolidated balance sheets of Verb Exchange Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.



/s/  KMPG LLP



Chartered Accountants



Vancouver, Canada

April 23, 2003










      KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is the Canadian member firm of KPMG
                International, a Swiss nonoperating association.

VERB EXCHANGE INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

December 31, 2002 and 2001

---------------------------------------------------------------------------------------------------
                                                                          2002                2001
---------------------------------------------------------------------------------------------------

Assets

Current assets:
     Cash and cash equivalents                                  $            -       $     144,925
     Amounts receivable                                                108,814               5,772
     Goods and services tax receivable                                  45,934              16,529
     Prepaid expenses                                                   53,270              10,000
     ---------------------------------------------------------------------------------------------
                                                                       208,018             177,226

Technology, net of accumulated amortization of $1,938,763
   (2001 - $881,256) (note 4)                                        2,291,266           3,348,773

Fixed assets (note 5)                                                  177,723             227,592

Other assets                                                            40,972              40,972
---------------------------------------------------------------------------------------------------

                                                                $    2,717,979       $   3,794,563
---------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Bank overdraft                                             $       36,387       $           -
     Accounts payable and accrued liabilities (note 16)              1,210,458             372,167
     Demand loan (note 6)                                               20,079              50,693
     Due to Pensbreigh Holdings Inc. (note 7)                                -             100,000
     Due to Ayotte Music Inc.                                                -             600,000
     Due to Zwiss A.V.V. (note 8)                                      200,000             398,200
     Advances payable (note 17(a))                                     112,897                   -
     Deferred lease inducement                                          31,215                   -
     Deferred revenue                                                   34,332                   -
     Current portion of capital lease obligation                        31,697              13,184
     -----------------------------------------------------------------------------------------------
                                                                     1,677,065           1,534,244

Capital lease obligation (note 9)                                        9,871              30,902

Shareholders' equity:
     Share capital (note 10)                                         8,032,910           5,192,284
     Warrants (note 10)                                              4,539,352           4,539,352
     Contributed surplus                                               412,866             239,050
     Deferred compensation                                                   -            (250,024)
     Deficit                                                       (11,954,085)         (7,491,245)
     ----------------------------------------------------------------------------------------------
                                                                     1,031,043           2,229,417
---------------------------------------------------------------------------------------------------

                                                                $    2,717,979       $   3,794,563
---------------------------------------------------------------------------------------------------

Going concern (note 2)
Subsequent events (notes 10(c) and 17)


See accompanying notes to consolidated financial statements.

VERB EXCHANGE INC.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

----------------------------------------------------------------------------------------------------
                                                           2002              2001               2000
----------------------------------------------------------------------------------------------------

Revenue                                           $      88,840      $     62,491       $     32,626

Expenses:
     Amortization                                     1,121,070           926,279              5,170
     Billing                                             31,817            26,719                  -
     Communications                                     156,486            95,952             38,940
     Director's fees:
         Other                                                -                 -                  -
         Stock-based compensation                             -           457,320                  -
     Financing costs                                     41,234           146,972            460,412
     Foreign exchange loss (gain)                        (3,395)          (90,190)            28,500
     General and administrative                         744,173           353,594             47,349
     Interest                                            62,912            75,134             35,431
     Management fees                                     69,500            73,500             58,000
     Professional and consulting fees                 1,186,407           511,096            154,653
     Salaries and wages:
         Other                                          767,987           691,493            127,921
         Stock-based compensation                       250,024         2,502,783                  -
     Travel                                             153,080            38,142            106,214
     Write-down of investment                                 -                 -             92,176
     ----------------------------------------------------------------------------------------------------
                                                      4,581,295         5,808,794          1,154,766
---------------------------------------------------------------------------------------------------------

Loss before undernoted and
   discontinued operations                           (4,492,455)       (5,746,303)        (1,122,140)

Gain on reduction in debt (note 8)                       29,615                 -                  -
---------------------------------------------------------------------------------------------------------

Loss from continuing operations                      (4,462,840)       (5,746,303)        (1,122,140)

Discontinued operations:
     Loss from operations of discontinued
       segment to December 13, 2001 (note 13)                 -           627,762             45,337
     Gain on disposal                                         -          (153,070)                 -
     ----------------------------------------------------------------------------------------------------
                                                              -           474,692             45,337
---------------------------------------------------------------------------------------------------------

Loss for the year                                    (4,462,840)       (6,220,995)        (1,167,477)

Deficit, beginning of year                           (7,491,245)       (1,270,250)                 -

Interest and accretion on Company's option
   to settle debentures in common shares                      -                 -            102,773
---------------------------------------------------------------------------------------------------------

Deficit, end of year                              $ (11,954,085)     $ (7,491,245)      $ (1,270,250)
---------------------------------------------------------------------------------------------------------

Loss per share:
     Basic and diluted                            $        0.86      $       1.63       $       0.38

Weighted average number of common stock               5,168,088         3,818,610          3,099,800

-----------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

VERB EXCHANGE INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

---------------------------------------------------------------------------------------------------------
                                                                2002              2001               2000
---------------------------------------------------------------------------------------------------------

Cash provided by (used in):

Operations:
     Loss for the year                                 $ (4,462,840)     $ (6,220,995)      $ (1,167,477)
     Items not involving cash:
         Amortization                                     1,121,070           926,279              5,170
         Stock-based compensation                           250,024         2,960,103                  -
         Gain on reduction of debt                          (29,615)                -                  -
         Non-cash financing costs                                 -           146,972            460,412
         Non-controlling interest                                 -            (7,230)           (15,122)
         Gain on disposal of discontinued operations              -          (153,070)                 -
         Write-down of investment                                 -                 -             92,176
         Other                                                5,231            (3,472)                 -
     Changes in non-cash operating working capital:
         Accounts receivable                                  1,946            56,945            (62,717)
         Goods and Services tax receivable                  (29,405)           (7,366)            (9,163)
         Prepaid expenses                                   (43,270)            8,369            (18,369)
         Other asset                                              -                 -            (37,500)
         Accounts payable and accrued liabilities           812,496         1,104,529             97,952
         Deferred lease inducement                           31,215                 -                  -
         Deferred income                                     34,332                 -                  -
     ----------------------------------------------------------------------------------------------------
                                                         (2,308,816)       (1,188,936)          (654,638)

Investments:
     Purchase of fixed assets                                     -          (114,716)           (92,213)
     Proceeds on sale of fixed assets                         2,517                 -                  -
     Ayotte cash acquired (note 12)                          37,415                 -                  -
     Non-controlling interest                                     -                 -             22,493
     AT&T Corp. deposit                                           -                 -           (750,000)
     Purchase of investment                                       -                 -            (92,176)
     ----------------------------------------------------------------------------------------------------
                                                             39,932          (114,716)          (911,896)

Financing:
     Demand loan                                            (30,614)                -                  -
     Advances payable                                       112,897                 -                  -
     Sale of common shares                                  896,210           915,558            527,541
     Loan from Zwiss A.V.V.                                       -          (351,800)           750,000
     Issuance of convertible debentures                           -                 -            478,101
     Cash received from (payment to) Pensbreigh
       Holdings Inc.                                       (100,000)          100,000                  -
     Cash received on loan from Ayotte Music Inc.         1,227,808           600,000                  -
     Repayment of capital lease obligations                 (18,729)           (4,289)                 -
     ----------------------------------------------------------------------------------------------------
                                                          2,087,572         1,259,469          1,755,642
---------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents           (181,312)          (44,183)           189,108

Cash and cash equivalents, beginning of year                144,925           189,108                  -
---------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                 $    (36,387)     $    144,925       $    189,108
---------------------------------------------------------------------------------------------------------

Cash and cash equivalents is defined as cash and cash equivalents less bank overdraft.

VERB EXCHANGE INC.
Consolidated Statements of Cash Flows, Continued
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

----------------------------------------------------------------------------------------------------
                                                              2002             2001             2000
----------------------------------------------------------------------------------------------------

Supplementary information:
     Interest paid                                     $     6,925      $    75,134       $   35,431
     Income tax paid                                             -                -                -
     Non-cash operating and financing activities:
         Shares issued for acquisition of
           Cadium Systems Inc.                                   -        1,906,992                -
         Warrants issued for acquisition of
           Cadium Systems Inc.                                   -        4,047,237                -
         Shares issued on reverse takeover               1,944,416                -                -
         Fixed assets acquired under capital lease          16,211                -                -
         Warrants issued for financing services                  -                -          460,412
         Warrants issued for finders' fees                       -                -           31,703

----------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

VERB EXCHANGE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------


1.   NATURE OF OPERATIONS:

     Verb Exchange Inc. (the "Company" or prior to the transaction with Verb described below, "Ayotte") was originally incorporated under the laws of the Province of British Columbia on February 11, 1974 and was continued under the laws of the Province of Alberta and subsequently continued federally under the Canada Business Corporations Act on May 16, 2000. On December 31, 2001, the Company operated as Ayotte Music Inc. ("Ayotte") in the business of manufacturing drums for the music entertainment industry.

     Verb Exchange Inc. ("Verb") commenced operations on December 1, 1999 as an unincorporated business, and was incorporated on January 14, 2000 under the Company Act (British Columbia). The Company was a private company engaged in the business of marketing telecommunications products and is working on the development and deployment of unified communications solutions.

     Subsequent to December 31, 2001, the following transactions occurred:

     (a) On December 3, 2001, Ayotte announced a letter of intent to acquire Verb. Pursuant to the terms of an Arrangement Agreement dated May 1, 2002 (the "Agreement"), Ayotte acquired 100% of the issued and outstanding securities of Verb in exchange for shares of Ayotte to be issued from treasury and warrants. This transaction completed on November 11, 2002.

         Prior to the effective date of the acquisition, Ayotte completed a consolidation of its common shares of 5 to 1 (five pre-consolidation shares equals one post-consolidation share).

         Under the terms of the Agreement, the following share exchanges occurred:

         o Ayotte acquired all of the issued and outstanding common shares of Verb in exchange for 4,320,925 post-consolidation common shares of Ayotte to be issued from treasury.

         o Each holder of a Verb Class A Special Warrant exchanged one Class A Special Warrant for one post-consolidation common share of Ayotte;

         o Each holder of a Verb Class B Special Warrant exchanged five Class B Special Warrants for (i) one post-consolidation common share of Ayotte, and (ii) one warrant entitling the holder to acquire one additional post-consolidation common share of Ayotte at a price of $0.80 per share, on or before March 27, 2003;

         All outstanding options and warrants of Verb and Ayotte not described above either were exchanged for new options, having terms as described in the Agreement, or expired immediately upon completion of the acquisition.

VERB EXCHANGE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------


1.   NATURE OF OPERATIONS (CONTINUED):

     (a) Continued:

         As this acquisition resulted in the former shareholders of Verb owning greater than 50% of the Company's common shares, the Acquisition was accounted for as a capital transaction as equivalent to an issuance of common shares by Verb for the net assets of Ayotte, followed by a recapitalization, consistent to accounting principles applicable to reverse takeovers. As these principles reflect the identification of the net assets of Ayotte as the acquired assets, the acquisition of the net assets of Ayotte were recorded at their fair value, which approximated their carrying value.

         Subsequent to completion of this transaction, the amalgamated company adopted the name, Verb Exchange Inc. Additional information with respect to this transaction and Ayotte is provided in note 12.

     (b) On January 14th, 2002, Ayotte announced the finalization and closing of its transaction with Shetland Enterprises ("Shetland") for the sale of its assets in connection with its core business of manufacturing and distribution of drums and related products pursuant to an agreement between Ayotte and Shetland dated November 30th, 2001. The transaction was effective January 1, 2002.


2.   GOING CONCERN:

     These consolidated financial statements of the Company have been prepared on the basis of accounting principles applicable to a going concern which assume the realization of assets and discharge of liabilities in the normal course of business. For the year ended December 31, 2002, the Company incurred a loss from continuing operations of $4,462,840 and used cash in operating activities of $2,308,816. At December 31, 2002, the Company has a working capital deficiency of $1,469,047 and an accumulated deficit of $11,954,085 that raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue the development of its products and its operations is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs in an industry characterized by rapid technological change. There is no assurance that the Company will be successful in achieving any or all of these objectives over the coming year and, accordingly, it is possible that the Company will be unable to continue as a going concern.

VERB EXCHANGE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------


3.   SIGNIFICANT ACCOUNTING POLICIES:

     The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles. There are no material measurement differences between Canadian and United States generally accepted accounting principles as applied to the Company. The consolidated financial statements reflect the following significant accounting policies:

     (a) Comparative financial statements:

         In accordance with accounting principles for recapitalizations, the consolidated financial statements reflect the financial position, results of operations and cash flows of Verb historically, consolidated with Ayotte from November 11, 2002, the date of completion of the transaction.

     (b) Basis of presentation:

         These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Verb Exchange (Management) Inc. and Cadium Systems Inc., and, to December 13, 2001, its partially owned subsidiary Qualtel (note 13). All material intercompany balances and transactions have been eliminated.

     (c) Cash and cash equivalents:

         Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing deposits with maturities at the date of purchase of three months or less.

     (d) Technology:

         The Company's technology assets are recorded at cost less accumulated amortization. Amortization is provided on the straight-line basis over the estimated useful life of the technology, being four years.

     (e) Fixed assets:

         Fixed assets are recorded at cost less accumulated amortization. Property under capital lease is initially recorded at the present value of minimum lease payments at the inception of the lease.

         Amortization is provided at the following annual rates and methods:

         -----------------------------------------------------------------------
         Asset                                Basis                         Rate
         -----------------------------------------------------------------------

         Furniture and equipment              declining-balance              20%
         Computer equipment and software      declining-balance              33%
         Web engine                           straight-line              5 years

         -----------------------------------------------------------------------

VERB EXCHANGE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------


3.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (f) Revenue recognition:

         The Company commenced the sale of its unified communications solutions in 2002. Revenue from the sale of such products is recognized pursuant to the terms of a contractual agreement when delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured.

         Prior to 2002, the Company's principal source of revenue has been the sale of calling cards. The Company sold calling cards on a wholesale basis to one customer and used one sole supplier to provide the operating system for the calling card service. Calling card revenue was recorded net at the time each card was activated provided collection was reasonably assured.

     (g) Foreign currency:

         Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

     (h) Research and development:

         Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet specific criteria for deferral and amortization. The Company assesses whether it has met the relevant criteria for deferral and amortization at each reporting date. No such expenditures meet these criteria in the current year.

     (i) Income taxes:

         The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and loss carry forwards. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. To the extent that it is not more likely than not that an asset will be recovered, a valuation allowance is provided.

VERB EXCHANGE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------


3.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (j) Earnings (loss) per share:

         Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the periods after giving effect to the recapitalization transaction (note 1(a)), excluding treasury stock and common stock held in escrow that is subject to cancellation if certain criteria are not achieved. Diluted earnings
         (loss) per share is computed by adjusting the weighted average number of common shares by the effective net exercise or conversion of all dilutive securities. As for all periods presented, the effect of all potentially issuable common shares is anti-dilutive, basic and diluted loss per share are the same.

     (k) Stock-based compensation:

         The Company has a stock-based compensation plan, which is described in note 10(d). Effective January 1, 2002, the Company adopted the new Recommendation of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The Company applies Section 3870 prospectively to all stock-based payments to employees and non-employees granted on or after January 1, 2002.

         The Company accounts for all options granted to employees, including directors, under the intrinsic value method, whereby the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price of the option is recorded as stock based compensation expense. As the exercise price of options granted is equal to the market value on the measurement date, the Company has determined that the application of this accounting policy did not affect reported results of operations for the year ended December 31, 2002.

         Options granted to non-employees on or after January 1, 2002 are accounted for under the fair value based method. Under this method, options granted to non-employees are measured at their fair value and recognized as the options are earned. Due to the nature of the Company's stock option plans, no transition adjustments were required to be recognized on adoption of the polices effective January 1, 2002.

     (l) Impairment of long-lived assets:

         The Company reviews the carrying amount of long-lived assets, including technology and furniture and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The determination of any impairment would be made by a comparison of the estimated undiscounted future operating cash flows to be generated during the remaining useful life of the asset with the net carrying value of the asset. A provision would be recorded at the time of impairment equal to the excess of the carrying value over the estimated future cash flows.

VERB EXCHANGE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------


3.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (m) Use of estimates:

         The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. Significant areas of estimate includes the assessment of recoverability of the carrying value of the Company's technology assets. Actual results could differ from those estimates.

     (n) Comparative figures:

         Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

     (o) Credit risk:

         Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. Management is of the opinion that any risk of loss is significantly reduced due to the financial strength of the Company's major customers. The Company performs on-going credit evaluations of its customers' financial condition and requires letters of credit, credit insurance or other guarantees whenever deemed necessary.


4.   ACQUISITION:

     On February 19, 2001, Verb acquired all of the issued and outstanding common and preferred shares of Cadium Systems Inc. ("Cadium"). Cadium was involved in the development of a java-based messaging system. This acquisition has been accounted for at the fair value of the consideration issued with Verb identified as the acquirer with effect from February 19, 2001.

     As consideration for the acquisition, Verb issued 1,302,200 common shares and 3,646,159 share purchase warrants to the former Cadium shareholders. Each share purchase warrant entitles the holder to acquire one common share of Verb at a price of $0.25 for a period of three years from the closing. The fair value of Verb's purchase price has been calculated as follows:

     ------------------------------------------------------------------------------------

     Common shares issued                                                  $    1,906,992
     Share purchase warrants issued                                             4,047,237
     ------------------------------------------------------------------------------------
                                                                                5,954,229
     Value assigned to shares and warrants issued to former Cadium shareholders in exchange for future employment services,
      all recognized as compensation expense in 2001 and 2002                 (1,825,178)
     ------------------------------------------------------------------------------------

                                                                           $    4,129,051
     ------------------------------------------------------------------------------------

VERB EXCHANGE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------


4.   ACQUISITION (CONTINUED):

     The purchase price allocation has been assigned to the specific identifiable assets acquired and liabilities assumed as follows:

     -------------------------------------------------------------------------------------------

     Capital assets, net of accumulated amortization                               $     22,482
     Technology                                                                       4,230,029
     Bank indebtedness                                                                   (8,214)
     Accounts payable and accrued liabilities                                           (72,767)
     Demand loan                                                                        (22,479)
     Other short term loan                                                              (20,000)
     -------------------------------------------------------------------------------------------

     Purchase price                                                                $  4,129,051
     -------------------------------------------------------------------------------------------


5.   FIXED ASSETS:

     ----------------------------------------------------------------------------------
                                                             Accumulated       Net book
     2002                                          Cost     amortization          value
     ----------------------------------------------------------------------------------

     Furniture and equipment                 $   56,790       $   24,509     $   32,281
     Computer equipment and software            132,098           59,065         73,033
     Web engine                                 102,590           30,181         72,409
     ----------------------------------------------------------------------------------

                                             $  291,478       $  113,755     $  177,723
     ----------------------------------------------------------------------------------


     -------------------------------------------------------------------------------------------
                                                                      Accumulated       Net book
     2001                                                     Cost   amortization          value
     -------------------------------------------------------------------------------------------

     Furniture and equipment                            $   77,773     $   17,117     $   60,656
     Computer equipment and software                        97,422         23,413         74,009
     Web engine                                            102,590          9,663         92,927
     -------------------------------------------------------------------------------------------

                                                        $  277,785     $   50,193     $  227,592
     -------------------------------------------------------------------------------------------

     Furniture and equipment under capital lease at December 31, 2002 amounts to $47,651 (2001 - $41,606).


6.   DEMAND LOAN:

     The demand loan is unsecured and bears interest at the bank's prime rate plus 3% per annum.

VERB EXCHANGE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------


7.   DUE TO PENSBREIGH HOLDINGS INC.:

     During 2001, Pensbreigh Holdings Inc. ("Pensbreigh") provided a loan to Verb in the form of a promissory note. The note bears interest at a rate of Canadian prime plus 1% per annum, calculated and compounded monthly in arrears. At December 31, 2001, Verb has been advanced funds totaling $100,000 from Pensbreigh.

     On January 10, 2002, Verb repaid the balance in full.


8.   DUE TO ZWISS A.V.V.:

     On June 5, 2000, Verb entered into a loan agreement with Zwiss A.V.V. ("Zwiss"), which was amended on October 8, 2000. Under the terms of the agreement, Zwiss lent Verb U.S. $500,000 ($750,000) to fund the cash deposit required by AT&T.

     As consideration for this loan, Verb issued 1,000,000 share purchase warrants to Zwiss and transferred to Zwiss 15% of the common shares of Qualtel. In addition, one of the shareholders of Verb transferred 40,000 founders' shares of Verb to Zwiss. Each share purchase warrant entitled the holder to purchase one common share of Verb at a price of $0.50 per share until November 15, 2002. The share purchase warrants were assigned a value of $460,412 based on their estimated fair value at that time and have been recorded as a financing cost in the statement of operations for the year ended December 31, 2000, since the loan has no fixed terms of repayment. The Qualtel shares were assigned a nominal value based on their estimated fair value. No accounting recognition has been given in these consolidated financial statements, to the 40,000 founders shares transferred by the shareholder to Zwiss in connection with this transaction as this was a transaction separate from Verb.

     The loan bears interest at a rate of Canadian Imperial Bank of Commerce ("CIBC") prime plus 2% per annum payable monthly and has no fixed terms of repayment. Security for the loan was provided by the AT&T deposit which was, effectively, sold by Verb on December 13, 2001 though no formal release of their security interest has been obtained from Zwiss.

     During the year ended December 31, 2001, U.S. $250,000 ($398,200) was repaid and applied against the loan.

     During the year ended December 31, 2002, Zwiss agreed to reduce the loan balance to $200,000. In exchange for the debt reduction, Zwiss agreed to exchange 1,000,000 share purchase warrants of Verb for 200,000 share purchase warrants of the Company and 347,632 common shares from shareholders of the Company. The amount by which the carrying value of the previous loan balance to Zwiss exceeds the fair value of the total consideration issued on renegotiation, being $29,615, has been recognized in the statements of operations as a gain on reduction in debt. The fair value of the consideration attributable to the 347,632 common shares issued has been recognized in contributed surplus as a capital contribution by the issuing shareholders to the Company.

VERB EXCHANGE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------


9.   OBLIGATIONS UNDER CAPITAL LEASE:

     ---------------------------------------------------------------------------

     Year ending December 31:

     2003                                                             $   33,516
     2004                                                                 17,307
     ---------------------------------------------------------------------------

     Total minimum lease payments                                         50,823
     Amount representing interest                                          9,255
     ---------------------------------------------------------------------------

     Present value of net minimum lease payments                          41,568
     Current portion                                                      31,697
     ---------------------------------------------------------------------------

                                                                      $    9,871
     ---------------------------------------------------------------------------


10.  SHARE CAPITAL:

     On November 11, 2002, the Company consolidated its issued and outstanding common shares, options and warrants, on a 5-for-1 basis. All common share information of the Company in these consolidated financial statements has been retroactively restated to reflect the consolidation:

     (a) Authorized:

              100,000,000 common shares without par value

              100,000,000 preferred shares without par value

     (b) Issued and outstanding:

         ---------------------------------------------------------------------------------------------------
                                                                                   Number
                                                                                of shares             Amount
         ---------------------------------------------------------------------------------------------------

         Ayotte balance, February 28, 1999 and February 29, 2000                2,341,800       $ 2,525,737
              Issued for cash through private placement                           247,000           494,000
              Issued for cash                                                      30,000            15,000
              Share issue costs                                                         -            (5,665)
         ---------------------------------------------------------------------------------------------------

         Ayotte balance, February 28, 2001                                      2,618,800         3,029,072
              Issued for cash through private placement                           200,000           100,000
              Issued for exercise of stock options                                 80,000            40,000
         ---------------------------------------------------------------------------------------------------

         Ayotte balance, December 31, 2001                                      2,898,800         3,169,072
              Issued for exercise of stock options                                190,000            95,000
              Issued on exercise of warrants                                      200,000           150,000
              Sale of special warrants                                                  -           720,040
         ---------------------------------------------------------------------------------------------------

         Ayotte balance, November 11, 2002, carried forward                     3,288,800       $ 4,134,112

VERB EXCHANGE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------


10.  SHARE CAPITAL (CONTINUED):

     (b) Issued and outstanding (continued):

         ----------------------------------------------------------------------------------------------------
                                                                                   Number
                                                                                of shares             Amount
         ----------------------------------------------------------------------------------------------------

         Ayotte balance, November 11, 2002, brought forward                     3,288,800       $  4,134,112
              Adjustments to share capital to comply with
                recapitalization accounting                                     4,320,925          3,002,588
              Issued for services rendered on capital transactions              1,050,000            472,500
              Issued for cash                                                   1,724,230            896,210
              Share issue costs                                                         -           (472,500)
         ----------------------------------------------------------------------------------------------------

         The Company, balance, December 31, 2002                               10,383,955       $  8,032,910
         ----------------------------------------------------------------------------------------------------

         Of the 4,320,925 common shares issued on the Verb transaction (note 1), 2,953,176 shares were originally held in escrow; 10% were released on November 11, 2002, with an additional 15% to be released every six months thereafter, until November 11, 2005.

         As at December 31, 2002, there are a total of 2,667,861 shares held in escrow.

     (c) Warrants:

         Prior to completion of the transaction described in note 1(a), Verb had 4,873,501 warrants outstanding. These warrants were exchanged for 1,255,000 warrants of the Company upon completion of the transaction.

         During 2002, the Company issued 1,050,000 common shares and 50,000 warrants for services related to the transaction described in note 1(a). The warrants are exercisable at $0.80 each to November 8, 2003. The shares issued were valued at the market price at the date of completion of the reverse takeover transaction.

VERB EXCHANGE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------


10.  SHARE CAPITAL (CONTINUED):

     (c) Warrants (continued):

         During 2002, the Company sold 132,000 common shares, each with a warrant attached, for proceeds of $105,000. The warrants entitle the holder to purchase one common share for $0.80 per share until March 27, 2003. Subsequent to December 31, 2002, the Company repriced and extended the expiration date of these warrants to $0.35 per share and March 27, 2004, respectively.

         During 2002, the Company sold 843,530 common shares, each with a warrant attached, for proceeds of $421,745. The warrants entitles the holder to purchase one common share for $0.80 per share until November 8, 2003.

         During 2002, the Company sold 748,700 common shares, each with a warrant attached, for proceeds of $369,465. The warrants entitle the holder to purchase one common share for $0.80 per share until September 30, 2003.

         During 2002, Ayotte sold 900,126 Special Warrants for proceeds of $720,000. These Special Warrants were exchangeable into common shares and warrants of the Company. The Special Warrants carried a penalty clause, entitling the holder to 10% additional common shares and warrants if the Company did not complete an offering prospectus by 120 days from the closing of the offering. As the Company did not file a prospectus by the specified date, the Special Warrants were exchanged into 990,138 common shares and 990,138 warrants of the Company in April 2003. The warrants entitle the holder to purchase one common share for $0.80 per share until April 23, 2003. Subsequent to December 31, 2002, the Company repriced and extended the expiration date of these warrants to $0.35 per share and April 23, 2004, respectively.

         At December 31, 2002, after giving effect to these changes, the Company has 4,118,568 warrants outstanding, exercisable at prices ranging from $0.35 to US$2.50 each, and expiring at various dates to May 8, 2004.

     (d) Stock options:

         During the year, the Company adopted a stock option plan (the Plan) that provides for the issuance of incentive and non-qualified stock options to officers, directors, employees and consultants to acquire up to 2,250,000 of the Company's issued and outstanding common stock.

         The Board of Directors determines the terms and conditions of the options granted under the Plan, including the exercise price and vesting schedule. The exercise price for qualified incentive stock options cannot be less than the closing price of the common shares on the immediately preceding day of the grant, and the maximum term is five years from the date of grant. Options granted generally vest over a period of 18 months.

VERB EXCHANGE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------


10.  SHARE CAPITAL (CONTINUED):

     (d) Stock options (continued):

         A summary of the Company's stock option activity is as follows:

         --------------------------------------------------------------------------------------------------
                                                                                    Outstanding options
         --------------------------------------------------------------------------------------------------
                                                                                  Number           Exercise
                                                                               of shares              price
         --------------------------------------------------------------------------------------------------

         Balances at December 31, 2001                                           190,000           $  0.50
         Options exercised prior to reverse takeover                            (190,000)             0.50
         Options granted subsequent to recapitalization                        1,717,000              0.50
         --------------------------------------------------------------------------------------------------

         Balances at December 31, 2002                                         1,717,000           $  0.50
         --------------------------------------------------------------------------------------------------

         The following table summarizes information about stock options outstanding and exercisable under the Plan at December 31, 2002:

         ------------------------------------------------------------------------------------------------------
                                                   Weighted
                                                    average         Weighted                           Weighted
         Range of                 Number          remaining          average            Number          average
         exercise prices     outstanding   contractual life   exercise price       exercisable   exercise price
         ------------------------------------------------------------------------------------------------------

         $0.50                1,717,000         4.9 years           $ 0.50            95,389           $ 0.50

         ------------------------------------------------------------------------------------------------------

     (e) Pro forma compensation expense:

         Under the intrinsic value method, the Company has not recognized any compensation expense for options issued to its employees during the year ended December 31, 2002. Had the Company determined compensation expense for option grants made to employees after December 31, 2001 based on the fair values at grant dates of the stock options consistent with the fair value method, the Company's loss and loss per share for the year ended December 31, 2002 would have been the pro forma amounts indicated below:

         -----------------------------------------------------------------------

         Net loss - as reported                                     $  4,462,840
         Net loss - pro forma                                          4,505,240

         Net loss per share - as reported                                   0.86
         Net loss per share - pro forma                                     0.87

         -----------------------------------------------------------------------

         The weighted average estimated fair value at the date of grant for options granted during the year ended December 31, 2002 was $0.41 per share.

VERB EXCHANGE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------


10.  SHARE CAPITAL (CONTINUED):

     (e) Pro forma compensation expense (continued):

         The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

         -----------------------------------------------------------------------

         Risk-free interest rate                                           4.5%
         Dividend yield                                                      -
         Volatility factor                                                 150%
         Weighted average expected life of the options                   5 years

         -----------------------------------------------------------------------

         For the purposes of pro forma disclosures, the estimated fair value of the option is amortized to expense on a straight-line basis over the vesting period.


11.  RESEARCH AND DEVELOPMENT:

     During the year ended December 31, 2002, the Company incurred research and development costs totaling $1,599,893 (2001 - $2,735,550; 2000 - $27,094).
     These costs are classified in the consolidated statements of operations according to their nature and, for the year ended December 31, 2002, primarily reflect amortization ($1,057,507), general and administrative ($202,626) and salaries and wages ($291,852).


12.  RECAPITALIZATION:

     As disclosed in note 1(a), during 2002 Ayotte and Verb entered into a transaction which resulted in the former shareholders of Verb acquiring control of the Company. Additional information with respect to Ayotte is provided below.

     The total consideration paid was allocated, based on estimated fair values of the assets acquired and the liabilities assumed on November 11, 2002 as follows:

     ---------------------------------------------------------------------------

     Cash                                                          $     37,415
     Amounts receivable                                                 104,988
     Due from Verb                                                    1,827,808
     Accounts payable                                                   (25,795)
     ---------------------------------------------------------------------------

                                                                   $  1,944,416
     ---------------------------------------------------------------------------

VERB EXCHANGE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------


12.  REVERSE TAKEOVER (CONTINUED):

     A summary of the operations of Ayotte for the period from January 1, 2002 to November 11, 2002 is provided below:

     ---------------------------------------------------------------------------

     Expenses:
         Bank charges and interest                                 $      1,458
         Legal and accounting                                           130,530
         Management and consulting fees                                  96,491
         Public company expenses                                         35,941
         Office                                                          17,349
         -----------------------------------------------------------------------
                                                                        281,769

     Other earnings:
         Other earnings                                                  63,910
         Foreign exchange gain                                            1,361
         Gain on sale of assets                                           4,741
         -----------------------------------------------------------------------
                                                                         70,012
     ---------------------------------------------------------------------------

     Loss for the period                                               (211,757)

     Deficit, beginning of period                                    (1,870,697)
     ---------------------------------------------------------------------------

     Deficit, end of period                                        $ (2,082,454)
     ---------------------------------------------------------------------------


13.  DISCONTINUED OPERATIONS:

     On December 13, 2001, Verb adopted a formal plan and entered into a sale agreement to dispose of the operations of its wholesale long distance services business by selling its 75% interest in TelQuest Technologies LLC DBA Qualtel Communications ("Qualtel") for cash proceeds of $1.

     From January 1, 2001 to December 13, 2001 Verb recorded a total operating loss, including provisions, of $627,462 in respect of the wholesale long distance services business in Qualtel. A summarized statement of operations of Qualtel to the date of disposition is as follows:

     ---------------------------------------------------------------------------
                                                 Period ended         Year ended
                                                 December 13,       December 31,
                                                         2001               2000
     ---------------------------------------------------------------------------

     Revenues                                  $    634,325         $          -
     Operating expenses                           1,269,317               60,449
     ---------------------------------------------------------------------------
                                                    634,992               60,449
     Non-controlling interest                         7,230               15,112
     ---------------------------------------------------------------------------

     Loss from operations                      $    627,762         $     45,337
     ---------------------------------------------------------------------------

     The consideration received on the sale of the Qualtel consisted of cash proceeds of $1, resulting in a gain on disposition of $153,070. The total assets and total liabilities of Qualtel were $796,432 and $949,502, respectively.

VERB EXCHANGE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------


14.  INCOME TAXES:

     The Company is subject to Canadian federal and British Columbia provincial taxes in Canada. The Company has accumulated tax losses that may be deducted from taxable income in future years. The potential tax benefit that may result for application of the losses is not reflected in these consolidated financial statements. Management's best estimate of tax losses is as follows:

     ---------------------------------------------------------------------------

     Expiring in year ending December 31:

     2007                                                           $    720,000
     2008                                                              1,714,000
     2009                                                              3,126,000
     ---------------------------------------------------------------------------

                                                                    $  5,560,000
     ---------------------------------------------------------------------------

     In addition, the Company has other deductible temporary differences totalling $373,000 (2001 - $345,000) which may be deducted against future taxable income.

     As it is not considered to be more likely than not that the potential tax benefit of these losses and expenditures will be realized in the future, a full valuation allowance has been provided. The potential tax benefit of these losses and expenditures has therefore not been recorded in the financial statements.


15.  COMMITMENTS:

     The Company has entered into operating leases which have the following remaining minimum lease payments:

     ---------------------------------------------------------------------------

     2003                                                           $    264,994
     2004                                                                266,350
     ---------------------------------------------------------------------------

                                                                    $    531,344
     ---------------------------------------------------------------------------


16.  RELATED PARTY TRANSACTIONS:

     During the year, the Company incurred $291,432 (2001 - $90,358; 2000 - $41,703) in professional fees to a law firm in which a director of the Company is a partner. At December 31, 2001, the Company had outstanding payables of $246,785 (2001 - $61,344) for unpaid professional fees which are included in accounts payable and accrued liabilities.

     Also during the year, the Company paid $69,500 (2001 - $73,500; 2000 - $58,000) to a company controlled by a director of the Company for management fees. At December 31, 2002, the Company had outstanding payables of $13,245 (2001 - nil) which are included in accounts payable and accrued liabilities.

VERB EXCHANGE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------


16. RELATED PARTY TRANSACTIONS (CONTINUED):

     In addition, included in accounts payable and accrued liabilities at December 31, 2001 is $51,700 owing to a company controlled by a director of the Company.

     Amounts due to other related parties included in accounts payable and accrued liabilities aggregate $114,833 (2001 - nil). These amounts are non-interest bearing.

     During the year ended December 31, 2002, the Company issued nil (2001 - 71,842; 2000 - $25,000) share purchase warrants as compensation to officers and directors of the Company.


17.  SUBSEQUENT EVENTS:

     (a) The Company has entered into an Arrangement Agreement with Millennium Ventures Ltd. and Lattice Capital Corporation (jointly the "CPCs") pursuant to which each CPC whose common shareholders have approved the Arrangement Resolution (a "Merging CPC") will merge with and into the Company, such that the Company shall continue as the surviving corporation. As a result of the merger, the Company will acquire the Merging CPCs assets and liabilities.

         The CPCs have established a Credit Facility in favour of the Company, whereby the CPCs agreed to advance Verb up to $200,000 to fund approved working capital expenditures by the Company. The Credit Facility is secured as a charge over all assets of the Company. The Credit Facility will be repayable to the CPCs in certain events of default or in the event of termination of the Arrangement. To December 31, 2002, the CPCs have advanced $112,897 to the Company. Amounts advanced bear interest at a rate of 12% per annum, and are due within 120 days if the CPCs terminate the letter of intent or are repayable immediately if the Company terminates the letter of intent.

         The Company and Millennium Ventures possess a common director.

         Completion of this acquisition is subject to regulatory and shareholder approval.

     (b) On April 23, 2003, the Company completed a private placement to sell 1,500,000 Units of the Company at a price of $0.20 per Unit. Each Unit consists of one common share of the Company and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder thereof to acquire one common share at a price of $0.35 for a period of one year following closing.