Form 20-F/A
period 2002-12-31
VERB EXCHANGE INC
filed 2004-07-06
CIK 1114727

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 20-F/A


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

          4.1      Stock Option Plan dated August 30, 1996                     *

          4.2      Form of Stock Option Agreement
                   dated October 18, 1999                                      *

          10.1     Investor relations agreement with
                   Marketing Strategies Inc.                                   *

          10.2     Arrangement Agreement with Verb Exchange Inc.              **

          10.3     Arrangement Agreement with
                   Millennium Ventures Ltd.
                   and Lattice Capital Corporation                          ****

          10.4     Credit Facility Agreement with
                   Millennium Ventures Ltd.
                   and Lattice Capital Corporation                          ****


          10.5     Unified Communications General
                   Services Agreement between
                   Effectnet LLC (now Webley Systems Inc.
                   and telQuest Technologies Inc.
                   (now Verb Exchange Inc.) and Amendments
                   1 and 2 to the Agreement
                   (Certain portions of this exhibit have been
                   omitted, based on a request for confidential
                   information, and the omitted information
                   has been filed with the Commission.)                      ***


          99.1     Form of stock certificate                                   *

          99.2     Certifications Pursuant to
                   Section 1350 of Chapter 63 of
                   Title 18 of the United States Code                      ****

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


                                            Verb Exchange Inc.


Date:  July 2, 2004                          /s/  David Ebert
                                            ------------------------------------
                                            Senior Vice-President
                                            Corporate Affairs

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